

TING THE

ANNUAL REPORT 2002

RADIOLOGIX

CONTENTS



TO OUR STOCKHOLDERS

2002 was a pivotal year not only for Radiologix, but also for the diagnostic imaging industry as a whole. During the first and second quarters of 2002, Radiologix enjoyed significant growth, achieving its highest quarterly revenues ever and reporting record EBITDA, while continuing to improve collections and cash flow. Thus, the first half gave no indication of the operational challenges that lay ahead.

During the second half of the year, the competitive landscape changed dramatically. Some of our largest markets experienced a significant increase in availability of equipment as hospitals increased their imaging capabilities, non-radiology physicians began offering imaging services, and entrepreneurs entered the diagnostic imaging market.

These factors, compounded by harsh winter weather conditions, led to a decline in procedure volume and, therefore, revenue, EBITDA and earnings. Radiologix finished the year faced with operational challenges and declining financial performance, which seemed inconceivable 12 months earlier.

Since joining Radiologix in early February 2003, I have been evaluating the Company's business practices and growth prospects. I have visited nearly all of our sites in order to meet the managers of the Radiologix network, and to gain a thorough and first-hand understanding of the changed competitive landscape as well as the other key facets of our operations.

I am impressed with what I have observed and am confident that Radiologix is a company with an essentially sound business model. We have good doctor relationships and dedicated management and employees across our markets. With their commitment, the Radiologix management team is working to identify and address the operational issues and to find ways to meet the challenges of the current competitive environment.

We are planning how we will get Radiologix back on track and, to that end, we have begun to implement measures to streamline our business financially and to respond more effectively

SHARPENING OU

INDUSTRY ALLOWS US TO WORK TOWARD

DIAGNOSTIC



to competitive challenges. Looking ahead, we will focus on resuming revenue and EBITDA growth. Some of our initiatives are:

- We reduced in March of this year corporate overhead and are eliminating redundancies between our corporate and field organizations. We will continue to identify and execute ways to reduce corporate and field administrative expenses.
- We restructured our field organizations to reduce expenses without sacrificing the quality of service to our patients and referring physicians who are so critical to revenue growth.
- We are examining each of our geographic markets to determine which will benefit most from greater management, marketing, and capital investments.
- We will consider expansion into new geographic markets and consider new models for the development of diagnostic imaging centers.
- We will consider the best use of our cash to increase value and enhance our return on capital.

By focusing on these steps, we can respond to the changes and meet the challenges of our industry as we work toward establishing Radiologix as the premier diagnostic imaging service provider in our markets. With the diagnostic imaging industry in a state of flux, we believe there are many opportunities for Radiologix. We plan to leverage our existing relationships and extend our reach to achieve market share gains.

As we implement this plan, our goal is to improve the Company's operations and share in the value gained with our employees, physician partners and stockholders. We would like to thank each of these groups for their continued support of Radiologix.

Sincerely,

Stephen D. Linehan

Stephen D. Linehan

President and CEO

A PICTURE OF HEALTH

When they want to see things more clearly, many physicians turn to Radiologix. That's because, with 114 outpatient diagnostic imaging centers in 17 states, Radiologix provides a full range of diagnostic imaging services from X-rays to ultrasound to MRIs to PET. It's a combination of best-in-class technology and one-stop convenience. And it's unmatched in the industry. For referring physicians, patients, hospitals, and insurance payors alike, Radiologix has become the preferred resource for comprehensive, service-oriented, leading-edge procedures.

Our name recognition locally is stronger than ever among referring physicians, radiologists, and patients. And, in our core markets, no one equals our breadth of services.

THE PROGNOSIS

There's good reason to be optimistic about the future of Radiologix. Today, diagnostic imaging procedures in the U.S. generate almost $60 billion in yearly revenue. That's about 5% of total healthcare annual spending. Each year, over 300 million imaging procedures are performed — most on an outpatient basis.

As the nation's population ages and lives are extended, the demand for diagnostic imaging will grow.

More procedures and opportunities will be created as technology evolves. And as consumers become more empowered about their own healthcare choices, the demand for sophisticated procedures will escalate.


TODAY, DIAGNOSTIC IMAGING PROCEDURES GENERATE

OUR CONCENTRATED MARKET PRESENCE ALLOWS

REATER RESPO SIVENESS THAN

ENT ATORS T HOSP

FOCUS: CORE MARKETS

Radiologix core markets are located in California, Florida, Kansas, New York, Texas, Virginia, and Maryland. With approximately 89 centers, these core markets reliably generate around 90% of our annual service fee revenue.

That's why we remain focused on these areas.

Payors are attracted to a strong market presence, high-quality services, and a single point of contact with centralized administration. In our core markets, Radiologix offers all this.

To strengthen our position, we've built a concentrated presence in these areas to offer greater responsiveness than independent operators or most hospitals. Both patients and referring physicians can take advantage of flexible scheduling, convenient locations, expanded hours of operation, and, most important, speedier delivery of radiology reports.

For Radiologix, our core market presence means we can increase procedure volume, optimize equipment utilization, benefit from economies of scale in purchasing and negotiating payor contracts, and leverage administrative and information infrastructure.

OUR CUSTOMER-CENTRIC VISION

Our success depends on our relationship with referring physicians and their patients. And we know that referring physicians need diagnostic imaging providers with a full range of services at one convenient center. That's what they find at our core-market locations.

To achieve such depth and breadth of services, we invest substantially in leading-edge equipment. We also pursue new leasehold agreements to enhance our locations and increase the number of services and modalities offered per center. Many facilities can now offer magnetic resonance imaging (MRI), computed tomography (CT scan), positron emission tomography (PET), nuclear medicine, ultrasound, mammography, bone densitometry (DEXA), general radiography (X-ray), and fluoroscopy.

This strategy has led to both higher volume of procedures performed and increased revenue per procedure. We're well positioned to meet the growing needs of physicians — as well as patients and payors.

A HEALTHY FUTURE

Led by an experienced and disciplined management team, Radiologix will create opportunities for growth. For existing centers, we're committed to maximizing revenue through targeted marketing efforts for patient referrals. To enhance our leadership position in core markets, we are constantly examining new developments and additional joint ventures. And we're ultimately agile. To match new and developing demands, we're always able to fine-tune investment spending.

In fact, change doesn't intimidate us. Thoughts of the future only fill us with confidence. We already enjoy the confidence of physicians and patients across the country. As more and more people turn to us, Radiologix is in a position to deliver the kind of results that will make everyone feel better.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT of 1934

For the fiscal year ended December 31, 2002 **Commission File No. 0-23311**

Radiologix, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**75-2648089**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

3600 JPMorgan Chase Tower
2200 Ross Avenue
Dallas, Texas 75201-2776
(Address of principal executive offices, including zip code)

(214) 303-2776
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.0001 Par Value	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☑ No ☐

The aggregate market value of the registrant's Common Stock held by non-affiliates of the registrant was $318,524,356, based on the closing sales price of $15.25 of the registrant's Common Stock on the American Stock Exchange on June 28, 2002.

As of March 24, 2003, 21,695,153 shares of the registrant's Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the proxy statement for the 2003 Annual Meeting of Stockholders of the registrant are incorporated by reference in Part III.

RADIOLOGIX, INC.

TABLE OF CONTENTS

PART I

Item 1. *Business*

THE DIAGNOSTIC IMAGING SERVICES INDUSTRY

Overview

Diagnostic imaging involves the use of less-invasive techniques to generate representations of internal anatomy that can be recorded on film or digitized for display on a video monitor. Diagnostic imaging procedures facilitate the early diagnosis of diseases and disorders, often minimizing the cost and amount of care required for patients and healthcare providers. Diagnostic imaging procedures include: magnetic resonance imaging (MRI), computed tomography (CT), positron emission tomography (PET), nuclear medicine, ultrasound, mammography, bone densitometry (DEXA), general radiography (X-ray) and fluoroscopy.

The Centers for Medicare & Medicaid Services ("CMS"), formerly Health Care Financing Administration, estimate that national healthcare spending in 2001 was approximately $1.4 trillion and expect that spending will grow, on average, in excess of 7% annually through 2012. The American College of Radiology estimates that over 400 million diagnostic imaging procedures were performed in the United States during 2000, the most recent year for which data are available, generating estimated revenue of over $60 billion. Furthermore, the American College of Radiology estimates that over 60% of this diagnostic imaging revenue was generated on an outpatient basis.

We believe that the diagnostic imaging services industry will continue to grow as a result of:

The Escalating Demand for Healthcare Services from an Aging Population. There has been strong demand for healthcare services due to an aging population in the United States. According to the United States Census Bureau, one of the fastest growing segments of the population is the group over 65 years of age, which is expected to increase as much as 16% from 2000 to 2010. We believe the aging population will help drive the growth for diagnostic imaging procedures over the coming years because diagnostic imaging utilization tends to increase as a person ages.

The Increasing Role of Diagnostic Imaging in Healthcare. Advanced imaging equipment and modalities are allowing physicians to diagnose a wide variety of diseases and injuries quickly and accurately without exploratory surgery or other surgical or invasive procedures, which are usually more expensive, involve greater risk to patients and result in longer rehabilitation time. We believe that future technological advances will continue to enhance the ability of radiologists to diagnose and influence treatment. For example, experimental MRI techniques, such as magnetic resonance spectroscopic imaging, are used to show the functions of the brain and to investigate how epilepsy, AIDS, brain tumors, Alzheimer's disease and other abnormalities affect the brain. In addition, advanced imaging systems are gaining wider acceptance among payors, as they are increasingly seen and accepted as a tool for reducing long-term healthcare costs.

Greater Consumer Awareness of and Demand for Preventive Diagnostic Screening. Diagnostic imaging is increasingly being used as a screening tool for preventive care. Consumer awareness of and demand for diagnostic imaging as a less-invasive and preventive screening method has added to the growth in diagnostic imaging procedures. Consumers are now more aware of the advanced procedures that are available to them and are requesting them as preventive procedures from their physicians and healthcare providers. We believe that, with increased technological advancements, there will be greater consumer awareness of and demand for diagnostic imaging procedures as preventive and less-invasive procedures for early diagnosis of diseases and disorders.

An Increased Number of High-End Procedures That Utilize Advancements in Technology. Recent technological advancements include: magnetic resonance spectroscopic imaging, which can differentiate malignant from benign lesions; magnetic resonance angiography, which can produce three-dimensional images of body parts and assess the status of blood vessels; and enhancements in teleradiology systems, which permit the digital transmission of radiological images from one location to another for interpretation. Additional improvements in imaging technologies, contrast agents and scanning capabilities are leading to new, less invasive methods of diagnosing diseases. For example, these improvements are aiding in detecting blockages in the heart's vital arteries, liver metastases, pelvic diseases and certain vascular abnormalities without exploratory surgery.

Diagnostic Imaging Modalities

The principal diagnostic imaging modalities include the following:

Magnetic Resonance Imaging. MRI utilizes a strong magnetic field in conjunction with low energy electromagnetic waves that are processed by a computer to produce high-resolution, three-dimensional, cross-sectional images of body tissue, including the brain, spine, abdomen, heart and extremities. Unlike CT and conventional X-rays, MRI does not utilize ionizing radiation, which can cause tissue damage in high doses. A typical MRI examination takes from 20 to 45 minutes. MRI systems are priced in the range of $0.9 million to $2.5 million.

Computed Tomography. CT utilizes a computer to direct the movement of an X-ray tube to produce multiple cross-sectional images of a particular organ or area of the body. CT is used to detect tumors and other conditions affecting bones and internal organs. It is also used to detect the occurrence of strokes, hemorrhages and infections. CT provides higher resolution images than conventional X-rays, but generally not as well-defined as those produced by magnetic resonance. A typical CT examination takes from 15 to 45 minutes. CT systems are priced in the range of $0.3 million to $1.2 million.

Positron Emission Tomography. PET utilizes a scanner to record signals emitted by compounds with signal-emitting tracers after such compounds are injected into a patient's body. A scanner records the signals as they travel through the body and collect in the various organs targeted for examination. A computer assembles the signals into actual images. PET has proven effective in the detection and tracking of cancer (including lung, colorectal, breast and prostate cancers), heart disease and brain disorders, including Alzheimer's disease, Parkinson's disease and seizure disorders. PET systems are priced in the range of $1 million to $1.4 million.

Nuclear Medicine. Nuclear medicine utilizes short-lived radioactive isotopes that release small amounts of radiation that can be recorded by a gamma camera and processed by a computer to produce an image of various anatomical structures or to assess the function of various organs such as the heart, kidneys, thyroid and bones. Nuclear medicine is used primarily to study anatomic and metabolic functions. Nuclear medicine systems are priced in the range of $300,000 to $400,000.

Ultrasound. Ultrasound imaging utilizes high-frequency sound waves to develop images of internal organs, fetuses and the vascular system. Ultrasound has widespread applications, particularly for procedures in obstetrics, gynecology and cardiology. Ultrasound systems are priced in the range of $90,000 to $250,000.

Mammography. Mammography is a specialized form of radiology utilizing low dosage X-rays to visualize breast tissue and is the primary screening tool for breast cancer. Mammography procedures and related services assist in the diagnosis and treatment planning for breast cancer. Mammography systems are priced in the range of $70,000 to $100,000.

Bone Densitometry. Bone densitometry uses an advanced technology called dual-energy X-ray absorptiometry, or DEXA, which safely, accurately and painlessly measures bone density and the mineral content of bone for the diagnosis of osteoporosis and other bone diseases. Bone densitometry systems are priced in the range of $40,000 to $90,000.

General Radiography (or X-ray) and Fluoroscopy. X-rays utilize roentgen rays to penetrate the body and record images of organs and structures on film. Fluoroscopy utilizes ionizing radiation combined with a video viewing system for real time monitoring of organs. X-ray and fluoroscopy are the most frequently used imaging modalities. Digital X-ray systems add computer image processing capability to traditional X-ray images. X-ray systems are priced in the range of $50,000 to $250,000.

OUR COMPANY

We are a leading national provider of diagnostic imaging services through our ownership and operation of free-standing, outpatient diagnostic imaging centers. We utilize sophisticated technology and technical expertise to perform a broad range of imaging procedures, such as MRI, CT, PET, nuclear medicine, ultrasound, mammography, DEXA, X-ray and fluoroscopy. As of December 31, 2002, we operated 117 diagnostic imaging centers located in 17 states, with a concentration of diagnostic imaging centers in markets located in California, Florida, Kansas, Maryland, New York, Texas and Virginia. We offer multi-modality imaging services at 64 of our diagnostic imaging centers, which provide patients and referring physicians access to advanced diagnostic imaging services in one convenient location.

We also provide administrative, management and information services to certain radiology practices that provide professional services in connection with our diagnostic imaging centers and to hospitals and radiology practices with which we operate joint ventures. The services we provide leverage our existing infrastructure and improve radiology practice or joint venture profitability, efficiency and effectiveness.

For the year ended December 31, 2002, we performed over 1.9 million diagnostic imaging procedures and generated service fee revenue of $283.9 million. In addition, we generated cash flow from operations of $45.5 million for the year ended December 31, 2002.

Competitive Strengths

We believe that we are well-positioned to continue to take advantage of favorable demographic and diagnostic imaging services industry trends by capitalizing on the following strengths:

Our Leading Market Position in Our Core Markets. We have a concentrated presence in our core markets, which enables us to offer patients, referring physicians and payors a higher degree of responsiveness and convenience than independent operators or hospitals. We provide flexible scheduling, convenient locations and expanded hours of operation, as well as the expeditious delivery of radiology reports to referring physicians. The 88 centers in our core markets generated 89% of our service fee revenue for the year ended December 31, 2002. We believe that payors contract with us because of our strong market presence, the high quality of our services and our ability to provide a single point of contact and centralized administration. In addition, our leading position enables us to increase our procedure volume, optimize equipment utilization, benefit from economies of scale in purchasing and negotiation of payor contracts and leverage our administrative and information technology infrastructure in our core markets.

Comprehensive, Leading-Edge Diagnostic Imaging Services. We provide a broad range of diagnostic imaging services within our core markets. Our 64 multi-modality centers enable us to offer one-stop shopping to patients, referring physicians and payors. In our experience, referring physicians and payors prefer to enter into relationships with diagnostic imaging providers that offer a broad spectrum of services at convenient locations, benefiting referring physicians and patients who require more than one type of diagnostic imaging procedure. From January 1, 2000 to December 31, 2002, we added over $68 million of equipment and leasehold improvements through purchase or lease to enhance our diagnostic imaging centers and increase the number of modalities offered per center to provide services demanded by patients, referring physicians and payors. Our multi-modality offerings, coupled with the introduction of technologically advanced imaging equipment, have contributed to an increase in our volume of procedures and an increase in the average revenue per technical procedure from $87.61 in 1998 to $119.51 for the year ended December 31, 2002.

Diversified Payor Mix and Multi-Modality Service Offerings. Our revenue base comprises a diverse mix of payors, including managed care organizations, traditional indemnity providers, Medicare, Medicaid and private and other payors. For the year ended December 31, 2002, revenue generated at our diagnostic imaging centers consisted of 64% from commercial third-party payors, 27% from Medicare and Medicaid, and 9% from private and other payors. In addition, we have experienced relatively stable pricing, with modest increases in most markets and across most modalities. We believe our payor diversity and multi-modality service offerings mitigate our exposure to possible unfavorable reimbursement trends within any one payor class and to modality-specific rate changes.

Strong Relationships with Leading Radiology Practices. In each of our core markets, we contract with leading radiology practices to provide professional radiology services in connection with our diagnostic imaging centers. We believe that our affiliation with these leading radiology practices enhances our reputation with referring physicians and their patients. We also provide administrative, management and information services to certain radiology practices. In light of an ongoing shortage of radiologists, we believe that our contractual relationships with large, established radiology practices are important to maintaining our high quality service.

Experienced Management Team. We have a highly experienced management team with an average of approximately 18 years of healthcare services experience. Management has successfully generated growth by increasing same center revenue and executing a disciplined expansion strategy.

Business Strategy

Our strategy is to enhance our strong market presence and to increase revenue and cash flow by continuing to pursue the following business strategy:

Increase Procedure Volume and Maximize Revenue at Existing Centers. We continue to enhance our operations and increase procedure volume and revenue at our existing centers by:

- expanding referring physician, hospital and payor relationships;
- increasing patient referrals through targeted marketing efforts; and
- leveraging our multi-modality offerings to increase the number of high-end procedures performed.

Maintain Market Leadership in Our Core Markets. We continue to maintain our leading market position in our core markets by pursuing strategic "tuck-in" acquisitions and developing de novo centers. In addition, we believe that we will have opportunities to increase the use of our diagnostic imaging services through additional joint venture or outsourcing arrangements with hospitals, in part due to federal healthcare regulations that favor outpatient centers that are managed or owned in joint venture or outsourcing arrangements with third parties.

Maximize Equipment Utilization and Enhance Service Offerings. Sixty-four of our centers provide multi-modality imaging services, including various combinations of MRI, CT, PET, nuclear medicine, ultrasound, mammography, DEXA, X-ray and fluoroscopy. We intend to maximize our equipment utilization by adding, upgrading and re-deploying equipment where we experience excess demand and by consolidating, divesting or closing unprofitable centers or markets. In addition, we intend to enhance our service offerings by adding, upgrading and replacing our diagnostic imaging equipment to meet referring physician and patient demands.

Operation of Centers

At December 31, 2002, we operated 117 diagnostic imaging centers located in 17 states. We utilize sophisticated technology and technical expertise to perform a broad range of imaging procedures such as MRI, CT, PET, nuclear medicine, ultrasound, mammography, DEXA, X-ray and fluoroscopy. As part of operating our diagnostic imaging centers, we purchase and maintain diagnostic imaging equipment, hire and train employees, schedule patient appointments, perform patient procedures, process bills, keep records and obtain and maintain permits, licenses and insurance.

Referrals for diagnostic imaging services at our centers come from referring physicians, including primary care physicians and specialists. In our experience, these referrals are influenced by individual patients acting as consumers as well as by health systems, managed care organizations, insurers and other entities representing large groups of patients. Offering a wide spectrum of modalities at a diagnostic imaging center enables us to offer "one-stop shopping" to referring physicians and patients. For example, a physician may refer a patient for an X-ray. If the X-ray, when interpreted by a radiologist who is providing professional services at the diagnostic imaging center, reveals that further diagnostic imaging (for example, a CT procedure) is necessary, the radiologist can confer with the referring physician and the patient can undergo the CT procedure at the same center. Thus, by offering both X-ray and CT modalities at the diagnostic imaging center, the patient can avoid multiple visits, thereby decreasing costs and time delays.

Managed care organizations, insurers and other entities often represent large groups of patients who are dispersed throughout a wide geographic area. These entities influence referring physicians' decisions by entering into provider agreements with, or otherwise selecting or approving, healthcare service providers, including diagnostic imaging service providers. Our experience is that entities representing large groups of patients often prefer to enter into managed care contracts with providers who offer a broad array of diagnostic imaging services throughout a corresponding geographic area. We have developed our diagnostic imaging networks, in part, to be selected as a preferred provider for these entities more frequently, which may increase physician referrals to our centers.

To increase the convenience of our diagnostic imaging centers to patients, we implement market-wide scheduling systems where practical. In these instances, each diagnostic imaging center in a market area can access the patient appointment calendar of other centers in the market area. Each center also can schedule patient appointments at every other center within the network. This system permits each of our centers within a market area to efficiently allocate time available at our diagnostic imaging centers within that market area and to meet a patient's appointment time, date or location preferences.

We focus on providing quality patient care and service to ensure patient and referring physician satisfaction. Our development of comprehensive radiology networks permits us to invest in technologically advanced imaging equipment, including MRI, open MRI, spiral CT and PET. Our consolidation of diagnostic imaging centers into coordinated networks improves response time, increases overall patient accessibility, permits us to standardize certain customer relations procedures and permits us to develop "best practices" for our diagnostic imaging centers. We seek the input and participation of the contracted radiology practices to which we provide administrative, management and information services to develop best practices and to improve productivity and the quality of services. By focusing on further improving and, where appropriate, standardizing the operations of our diagnostic imaging centers, we believe that we can increase patient and referring physician satisfaction, which should lead to increased referrals and increased utilization of our diagnostic imaging centers.

Payment for diagnostic imaging services comes primarily from commercial third-party payors, governmental payors (including Medicare and Medicaid) and private and other payors. Our centers are principally dependent on our ability to attract referrals from primary care physicians, specialists and other healthcare providers. The referral often depends on the existence of a contractual arrangement with the referred patient's health benefit plan. For the year ended December 31, 2002, approximately 5% of our revenue generated at our diagnostic imaging centers was generated from capitated arrangements. The following table illustrates our approximate payor mix, based on revenue generated at our diagnostic imaging centers, for the year ended December 31, 2002:

Payor	Percent of Total Revenue
Commercial	64%
Medicare and Medicaid	27%
Private and Other	9%

Contracted Radiology Practices

We contract with radiology practices to provide professional services, including supervision and interpretation of diagnostic imaging procedures performed in our diagnostic imaging centers. We believe that we do not engage in the practice of medicine nor do we employ physicians. The radiology practices maintain full control over the provision of professional radiological services. The contracted radiology practices generally have outstanding physician and practice credentials and reputations; strong competitive market positions; a broad sub-specialty mix of physicians; a history of growth and potential for continued growth; and a willingness to embrace our strategy for the delivery of diagnostic imaging services.

We have two models by which we contract with radiology practices: a comprehensive services model and a technical services model. Under our comprehensive services model, we enter into a long-term agreement with a radiology practice group (typically 40 years). Under this arrangement, in addition to obtaining technical fees for the use of our diagnostic imaging equipment and the provision of technical services, we provide management services and receive a fee based on the practice group's professional revenue, including revenue derived outside of our diagnostic imaging centers. Under our technical services model, we enter into a shorter-term agreement with a radiology practice group (typically 10 to 15 years) and pay them a fee based on cash collections from reimbursements for imaging procedures. In both the comprehensive services and technical services models, we own the diagnostic imaging assets, and, therefore, receive 100% of the technical reimbursements associated with imaging procedures. Additionally, in most instances, both the comprehensive services and the technical services models contemplate an incentive technical bonus for the radiology group if the net technical income exceeds specified thresholds.

The agreements with the radiology practices under our comprehensive services model contain provisions whereby both parties have agreed to certain restrictions on accepting or pursuing radiology opportunities within a five to 15-mile radius of any of our owned, operated or managed diagnostic imaging centers at which the radiology practice provides professional radiology services or any hospital at which the radiology practice provides on-site professional radiology services. Each of these agreements also restricts the applicable radiology practice from competing with us and our other contracted radiology practices within a specified geographic area during the term of the agreement. In addition, the agreements require the radiology practices to enter into and enforce agreements with their physician shareholders at each radiology practice (subject to certain exceptions) that include covenants not to compete with us for a period of two years after termination of employment or ownership, as applicable.

Under our comprehensive services model, we have the right to terminate each agreement if the radiology practice or a physician employee of the contracted radiology practice engages in conduct, or is formally accused of conduct, for which the physician employee's license to practice medicine reasonably would be expected to be subject to revocation or suspension or is otherwise disciplined by any licensing, regulatory or professional entity or institution, the result of any of which (in the absence of termination of this physician or other action to monitor or cure this act or conduct) adversely affects or would reasonably be expected to adversely affect the radiology practice. In addition, we may terminate each of these agreements if, during the first five years of the agreement, more than one-third of the total number of physicians employed or retained by the practice are no longer employed or retained by the practice other than because of certain events, including death, permanent disability, pre-qualified retirement or involuntary loss of hospital contracts or privileges.

Under our comprehensive services model, upon termination of an agreement with a radiology practice, depending upon the termination event, we may have the right to require the radiology practice to purchase and assume, or the radiology practice may have the right to require us to sell, assign and transfer to it, the assets and related liabilities and obligations associated with the professional and technical radiology services provided by the radiology practice immediately prior to the termination. The purchase price for the assets, liabilities and obligations would be the lesser of their fair market value or the return of the consideration received in the acquisition. However, the purchase price may not be less than the net book value of the assets being purchased.

The agreements with most of the radiology practices under our technical services model contain non-compete provisions that are generally less restrictive than those provisions under our comprehensive services model. The geographic scope of and types of services covered by the non-compete provisions vary from practice to practice. Under our technical services model, we generally have the right to terminate the agreement if a contracted radiology practice loses the licenses required to perform the service obligations under the agreement, violates non-compete provisions relating to the modalities offered or if income thresholds are not met.

Diagnostic Imaging Centers

At December 31, 2002, we operated 117 diagnostic imaging centers consisting of 85 owned and operated free-standing diagnostic imaging centers; 21 diagnostic imaging centers operated by us and owned through 15 joint venture relationships with hospitals, health centers or radiology practices; and 11 diagnostic imaging centers to which we provide management, administrative and information services or diagnostic imaging equipment. Of our 117 centers, 64 centers offer multiple modalities of diagnostic imaging services. The number and type of modalities offered are determined primarily by the demand for such services within their respective market areas.

Information related to these diagnostic imaging centers is set forth below:

		Diagnostic Imaging Centers		
Market Name	Geographic Location	Owned Centers	Joint Venture Centers	Other
Mid-Atlantic	Baltimore, MD/Washington Metro-Area	28	10	—
Finger Lakes	Rochester, NY	7	—	2
Bay Area	San Francisco/Oakland/San Jose, CA	18	—	—
South Texas	San Antonio, TX	1	5	—
Northeast Kansas	Topeka, KS and Northeast KS	1	1	—
Hudson Valley	Rockland County, NY	6	—	6
Treasure Coast	St. Lucie County, FL	3	—	—
Questar	Multiple locations(1)	21	5	3
Total		85	21	11

(1) Includes diagnostic imaging centers in Arizona, California, Colorado, Florida, Georgia, Illinois, Kansas, Minnesota, Missouri, Nebraska, Nevada, Ohio and Pennsylvania that are not integrated into our core market areas.

Many of the 21 joint venture diagnostic imaging centers are located on, or adjacent to, the participating hospital or health center's campus. We are the general partner or managing member of 13 of our 15 joint ventures, comprising 19 of the 21 joint venture diagnostic imaging centers.

The 11 diagnostic imaging centers to which we provide management, administrative and information services include nine locations where we own the diagnostic imaging equipment. Examples of these nine locations include hospitals where we have installed equipment that we operate under an agreement with the hospital or health center. These relationships permit us to provide services to hospitals and health centers without directly competing against a radiology department that is equipped and operated by the hospital or health center. In the remaining two centers, we do not have an ownership interest in the equipment, but provide management services and employees.

Diagnostic Imaging Equipment

We currently operate 472 diagnostic imaging units at our 117 centers, of which 80 are MRI units, 43 are CT units, 8 are PET units, 25 are nuclear medicine units, 89 are ultrasound units, 68 are mammography units, 25 are DEXA units, 76 are X-ray units and 58 are fluoroscopy units. The average age of our MRI units is 3.8 years, our CT units is 4.1 years and our PET units is 1.8 years.

We continue to evaluate the mix of our diagnostic imaging equipment in response to changes in technology and to maximize utilization of our equipment. The overall technological competitiveness of our equipment continually improves through upgrades, disposal and/or trade-in of older equipment and the purchase or execution of leases for new equipment. Several substantial companies presently manufacture MRI (including open MRI), CT, PET and other diagnostic imaging equipment, including GE Medical Systems, Hitachi Medical Systems, Siemens Medical Systems and Phillips Medical Systems. We maintain good working relationships with many of the major manufacturers to better ensure an adequate supply as well as access to the most appropriate types of diagnostic imaging equipment for the specific imaging center to be established.

Timely, effective maintenance is essential for achieving high utilization rates of our imaging equipment. Most of our equipment is covered by a one-year warranty from the original equipment manufacturers. We also contract with the original equipment manufacturers for comprehensive maintenance programs to minimize the period of time our equipment is unavailable.

Sales and Marketing

We selectively invest in marketing and sales resources and activities in an effort to attract new patients, expand business relationships, grow revenue at our existing centers and maintain present business alliances and contractual agreements. Marketing activities include having frequent contact with referring physicians and their office staffs, organizing and presenting educational programs on new applications and uses of technology, developing and conducting customer service programs and proactively calling managed care organizations and third-party insurance companies to solicit additional contracts. Sales activities principally focus on referring physicians and managed care entities, while general awareness programs are targeted to patients and referring physicians.

Government Regulation and Supervision

General. The healthcare industry is highly regulated, and we can give no assurance that the regulatory environment in which we operate will not change significantly in the future. Our ability to operate profitably will depend in part upon us, the contracted radiology practices and their affiliated physicians obtaining and maintaining all necessary licenses, certificates of need and other approvals and operating in compliance with applicable healthcare regulations. We believe that healthcare regulations will continue to change. Therefore, we monitor developments in healthcare law and modify our operations from time to time as the business and regulatory environment changes. Although we intend to continue to operate in compliance, we cannot ensure that we will be able to adequately modify our operations to address changes in the regulatory environment.

Licensing and Certification Laws. Ownership, construction, operation, expansion and acquisition of diagnostic imaging centers are subject to various federal and state laws, regulations and approvals concerning licensing of centers, personnel, certificates of need and other required certificates for certain types of healthcare centers and major medical equipment. The laws of some of the states in which we operate limit our ability to acquire new diagnostic imaging equipment or expand or replace our existing equipment at diagnostic imaging centers in those states. In addition, free-standing diagnostic imaging centers that provide services not performed as part of a physician office must meet Medicare requirements to be certified as an independent diagnostic testing facility to bill the Medicare program. We may not be able to receive the required regulatory approvals for any future acquisitions, expansions or replacements, and the failure to obtain these approvals could limit the market for our services.

Fee-Splitting; Corporate Practice of Medicine. The laws of many states, including many of the states in which the contracted radiology practices are located, prohibit us from exercising control over the medical judgments or decisions of physicians and from engaging in certain financial arrangements, such as splitting professional fees with physicians. These laws and their interpretations vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. A component of our business has been to enter into service agreements with radiology practices. We provide management, administrative, technical and other non-medical services to the radiology practices in exchange for a service fee. We structure our relationships with the radiology practices, including the purchase of diagnostic imaging centers, in a manner that we believe keeps us from engaging in the practice of medicine or exercising control over the medical judgments or decisions of the radiology practices or their physicians or violating the prohibitions against fee-splitting. State regulatory authorities or other parties may assert that we are engaged in the corporate practice of medicine or that the payment of service fees to us by the radiology practices constitutes fee-splitting. If such a claim were successfully asserted, we could be subject to civil and criminal penalties and could be required to restructure or terminate the applicable contractual arrangements. This result or our inability to successfully restructure our relationships to comply with these statutes could jeopardize our business strategy.

Medicare and Medicaid Reimbursement Program. Our revenue is derived through our ownership, operation and management of diagnostic imaging centers and from service fees paid to us by contracted radiology practices. During the year ended December 31, 2002, approximately 27% of our revenue generated at our diagnostic imaging centers was derived from government sponsored healthcare programs (principally, Medicare and Medicaid).

CMS implemented reimbursement rates for outpatient diagnostic imaging services provided by hospital facilities that continue to favor reimbursement in our diagnostic imaging centers and enhance opportunities to develop joint venture or outsourcing arrangements with hospitals. In January 2002, Medicare decreased the payment rates to physician and outpatient services, including diagnostic imaging services by approximately 5.4%. This payment rate schedule is effective through February 2003. In February 2003 and to be effective March 1, through December 31, 2003, Congress legislated an increase of approximately 1.6% in the overall reimbursement rates for physician and outpatient services, including diagnostic imaging services. Combined with increased valuation of some radiology procedure relative value units, overall reimbursement for our services is expected to increase beyond the 1.6% rate for 2003. Our centers are principally dependent on our ability to attract referrals from primary care physicians, specialists and other healthcare providers. The referral often depends on the existence of a contractual agreement with the patient's health benefit plan. In 2002, we experienced more utilization requirements from third party payors, which provide conditions that must be met before a referral for our services can be made.

Any further change in Medicare or Medicaid rates or conditions for payment could substantially reduce the amounts reimbursed to us or our contracted radiology practices for services provided. These reductions could have a significant adverse effect on our revenue and financial results by creating downward pricing pressure.

Medicare and Medicaid Fraud and Abuse. Federal law prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce, (i) the referral of a person, (ii) the furnishing or arranging for the furnishing of items or services reimbursable under the Medicare, Medicaid or other governmental programs or (iii) the purchase, lease or order or arranging or recommending purchasing, leasing or ordering of any item or service reimbursable under the Medicare, Medicaid or other governmental programs. Enforcement of this anti-kickback law is a high priority for the federal government, which has substantially increased enforcement resources and is likely to continue increasing such resources. The applicability of the anti-kickback law to many business transactions in the healthcare industry has not yet been subject to judicial or regulatory interpretation. Noncompliance with the federal anti-kickback legislation can result in exclusion from the Medicare, Medicaid or other governmental programs and civil and criminal penalties.

We receive fees under our service agreements for management and administrative services, which include contract negotiation and marketing services. We do not believe we are in a position to make or influence referrals of patients or services reimbursed under Medicare, Medicaid or other governmental programs to radiology practices or their affiliated physicians or to receive referrals. However, we may be considered to be in a position to arrange for items or services reimbursable under a federal healthcare program. Because the provisions of the federal anti-kickback statute are broadly worded and have been broadly interpreted by federal courts, the government could take the position that our arrangements with the contracted radiology practices implicate the federal anti-kickback statute. Violation of the law can result in monetary fines, civil and criminal penalties, and exclusion from participation in federal or state healthcare programs, any of which could have an adverse effect on our business and results of operations. While our service agreements with the contracted radiology practices will not meet a "safe harbor" to the federal anti-kickback statute, failure to meet a "safe harbor" does not mean that agreements violate the anti-kickback statute. We have sought to structure our agreements to be consistent with fair market value in arms' length transactions for the nature and amount of management and administrative services rendered. For these reasons, we do not believe that service fees payable to us should be viewed as remuneration for referring or influencing referrals of patients or services covered by such programs as prohibited by statute.

The "Stark Law" prohibits a physician from referring Medicare or Medicaid patients to an entity providing "designated health services," including, without limitation, radiology services, in which the physician has an ownership or investment interest or with which the physician has entered into a compensation arrangement. The penalties for violating the Stark Law include a prohibition on payment by these governmental programs and civil penalties of as much as $15,000 for each violative referral and $100,000 for participation in a "circumvention scheme."

Under CMS regulations, radiology and certain other imaging services and radiation therapy services and supplies are services included in the designated health services subject to the self-referral prohibition. Included are the professional and technical components of any diagnostic test or procedure using X-rays, ultrasound or other imaging services, CT, MRI, radiation therapy and diagnostic mammography services (but not screening mammography services). The regulations, however, exclude from designated health services: (i) X-ray, fluoroscopy or ultrasonic procedures that require the insertion of a needle, catheter, tube or probe through the skin or into a body orifice; (ii) radiology procedures that are integral to the performance of, and performed during, nonradiological medical procedures; (iii) nuclear medicine procedures; and (iv) "invasive" or "interventional" radiology, because the radiology services in these procedures are merely incidental or secondary to another procedure that the physician has ordered.

The Stark Law provides that a request by a radiologist for diagnostic radiology services or a request by a radiation oncologist for radiation therapy, if such services are furnished by or under the supervision of the radiologist or radiation oncologist pursuant to a consultation requested by another physician, does not constitute a "referral" by a "referring physician." If these requirements are met, the Stark Law self-referral prohibition would not apply to such services. The effect of the Stark Law on the radiology practices, therefore, depends on the precise scope of services furnished by each such practice's radiologists and whether such services derive from consultations or are self-generated. We believe that (other than self-referred patients) all of the services covered by the Stark Law provided by the contracted radiology practices derive from requests for consultations by non-affiliated physicians and therefore are exempt from the Stark Law.

In addition, we believe that we have structured our acquisitions of the assets of existing practices, and we intend to structure any future acquisitions, to not violate the anti-kickback and Stark Law and regulations. Specifically, we believe the consideration paid by us to physicians to acquire the tangible and intangible assets associated with their practices is consistent with fair market value in arms' length transactions and is not intended to induce the referral of patients. Should any such practice be deemed to constitute an arrangement designed to induce the referral of Medicare or Medicaid patients, then our acquisitions could be viewed as possibly violating anti-kickback and self-referral laws and regulations. A determination of liability under any such laws could have an adverse effect on our business, financial condition and results of operations.

All Medicare carriers routinely perform audits of Medicare claims. These carriers are contracted by CMS to adjudicate and pay Medicare claims. An unsatisfactory audit of any of our diagnostic imaging centers or contracted radiology practices could result in significant repayment obligations, exclusion from the Medicare, Medicaid, or other governmental programs and/or civil and criminal penalties.

Federal regulatory and law enforcement authorities have increased enforcement activities with respect to Medicare and Medicaid fraud and abuse regulations and other reimbursement laws and rules, including laws and regulations that govern our activities and the activities of the contracted radiology practices. Our or the contracted radiology practices' activities may be investigated, claims may be made against us or the contracted radiology practices and these increased enforcement activities may directly or indirectly have an adverse effect on our business, financial condition and results of operations.

State Anti-kickback and Physician Self-referral Laws. All of the states in which our diagnostic imaging centers are located have adopted a form of anti-kickback law and almost all of those states have also adopted a form of Stark Law. The scope of these laws and the interpretations of them vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. Generally, state laws cover all referrals by all healthcare providers for all healthcare services. A determination of liability under these laws could result in fines and penalties and restrictions on our ability to operate in these jurisdictions.

Federal False Claims Act. The Federal False Claims Act provides, in part, that the federal government may bring a lawsuit against any person whom it believes has knowingly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or who has made a false statement or used a false record to get a claim approved. The Federal False Claims Act further provides that a lawsuit thereunder may be initiated in the name of the United States by an individual who is an original source of the allegations. The government has taken the position that claims presented in violation of the federal anti-kickback law or Stark Law may be considered a violation of the Federal False Claims Act. Penalties include civil penalties of not less than $5,500 and not more than $11,000 for each false claim, plus three times the amount of damages that the federal government sustained because of the act of that person. We believe that we are in compliance with the rules and regulations that apply to the Federal False Claims Act. However, we could be found to have violated certain rules and regulations resulting in sanctions under the Federal False Claims Act, and if we are so found in violation, any sanctions imposed could result in fines and penalties and restrictions on and exclusion from participation in federal and state healthcare programs that are integral to our business.

Healthcare Reform Initiatives. Healthcare laws and regulations may change significantly in the future. We continuously monitor these developments and modify our operations from time to time as the regulatory environment changes. We cannot assure you, however, that we will be able to adapt our operations to address new regulations or that new regulations will not adversely affect our business. In addition, although we believe that we are operating in compliance with applicable federal and state laws, neither our current or anticipated business operations nor the operations of the contracted radiology practices has been the subject of judicial or regulatory interpretation. We cannot assure you that a review of our business by courts or regulatory authorities will not result in a determination that could adversely affect our operations or that the healthcare regulatory environment will not change in a way that restricts our operations.

Health Insurance Portability and Accountability Act of 1996. In an effort to combat healthcare fraud, Congress enacted the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"). Under HIPAA, a "healthcare benefit program" includes any private plan or contract affecting interstate commerce under which any medical benefit, item or services is provided. A person or entity that knowingly and willfully obtains the money or property of any healthcare benefit program by means of false or fraudulent representations in connection with the delivery of healthcare services is subject to a fine and/or imprisonment. In addition, HIPAA authorizes the imposition of civil money penalties against entities that employ or enter into contracts with excluded Medicare or Medicaid program participants if such entities provide services to federal health program beneficiaries. A finding of liability under HIPAA could have a material adverse effect on our business, financial condition and results of operations.

Further, the Administrative Simplification provisions of HIPAA required the promulgation of regulations establishing national standards for, among other things, certain electronic healthcare transactions, the use and disclosure of certain individually-identifiable patient health information, and the security of the electronic systems maintaining this information. These are commonly known as the HIPAA transaction and code set standards, privacy standards, and security standards, respectively.

Insurance payors, healthcare providers, and their business associates must directly or indirectly comply with these new standards. The requirements for the privacy standards and the transaction and code set standards have been finalized. The compliance date for the privacy standards is April 14, 2003, and compliance with the transaction and code set standards is required by October 16, 2003. The final security regulations were issued in February 2003 with a compliance date of April 2005.

We may encounter certain costs associated with complying with the HIPAA-mandated provisions. The failure of payors to update systems appropriately may result in reimbursement delays to us and the contracted radiology practices. This could materially affect our short-term revenues, or our business, financial condition and results of operations.

We cannot guarantee that enforcement agencies or courts will not make interpretations of the HIPAA standards that are inconsistent with ours, or the interpretations of the contracted radiology practices or their affiliated physicians. A finding of liability under the HIPAA standards may result in criminal and civil penalties. Noncompliance also may result in exclusion from participation in government programs, including Medicare and Medicaid. These actions could have a material adverse effect on our business, financial condition, and results of operations.

Many states recently have adopted statutes and regulations that are similar to the HIPAA privacy standards. In some cases these restrictions are difficult to harmonize with the federal regulations.

Compliance Program. With the assistance of our healthcare regulatory counsel, we implemented a program to monitor compliance with federal and state laws and regulations applicable to healthcare entities. We have appointed a compliance officer who is charged with implementing and supervising our compliance program, which includes the adoption of (i) "Standards of Conduct" for our employees and affiliates and (ii) an "Ethics Process" that specifies how employees, affiliates and others may report regulatory or ethical concerns to our compliance officer. We believe that our compliance program meets the relevant standards provided by the Office of Inspector General of the Department of Health and Human Services. An important part of our compliance program consists of conducting periodic audits of various aspects of our operations and that of the contracted radiology practices. We also conduct mandatory educational programs designed to familiarize our employees with the regulatory requirements and specific elements of our compliance program.

Insurance Laws and Regulation. Certain states have enacted statutes or adopted regulations affecting risk assumption in the healthcare industry, including statutes and regulations that subject any physician or physician network engaged in risk-based managed care contracting to applicable insurance laws and regulations. These laws and regulations may require physicians and physician networks to meet minimum capital requirements and other safety and soundness requirements. Implementing additional regulations or compliance requirements could result in substantial costs to us and the contracted radiology practices and limit our ability to enter into capitated or other risk-sharing managed care arrangements.

Competition

The market for diagnostic imaging services is competitive. We compete principally on the basis of our reputation, our ability to offer multiple modalities, our conveniently located centers and our cost-effective, high-quality diagnostic imaging services. We compete locally with groups of radiologists, established hospitals, clinics and certain other independent organizations that own and operate imaging equipment. Our major national competitors include Alliance Imaging, Inc., HEALTHSOUTH Corporation, InSight Health Services Corp., Medical Resources, Inc., Syncor International Corporation and U.S. Diagnostic, Inc. Some of our local or national competitors that provide diagnostic imaging services may now or in the future have access to greater financial resources than we do and may have access to newer, more advanced equipment.

In addition, in the past some non-radiologist physician practices have refrained from establishing their own diagnostic imaging centers because of the federal physician self-referral legislation. Regulations issued in January 2001 clarify certain of the exceptions to the physician self-referral legislation, which may create opportunities for and encourage some physician practices to establish their own diagnostic imaging centers within their group practices, which may compete with us.

Each of the contracted radiology practices under our comprehensive services model has entered into agreements with its physician shareholders and full-time employed radiologists that generally prohibit those shareholders and radiologists from competing for a period of two years within defined geographic regions after they cease to be owners or employees, as applicable. In most states, a covenant not to compete will be enforced only:

- to the extent it is necessary to protect a legitimate business interest of the party seeking enforcement;
- if it does not unreasonably restrain the party against whom enforcement is sought; and
- if it is not contrary to public interest.

Enforceability of a non-compete covenant is determined by a court based on all of the facts and circumstances of the specific case at the time enforcement is sought. For this reason, it is not possible to predict whether, or to what extent, a court will enforce the contracted radiology practices' covenants. The inability of the contracted radiology practices or us to enforce radiologists' non-compete covenants could result in increased competition from individuals who are knowledgeable about our business strategies and operations.

We may not be able to compete effectively for the acquisition of diagnostic imaging centers, joint venture opportunities or other outsourcing relationships. Our competitors may have better established operating histories and greater resources than we do. Competitors may make it more difficult to complete acquisitions or joint ventures on terms beneficial to us.

Corporate Liability and Insurance

We may be subject to professional liability claims including, without limitation, for improper use or malfunction of our diagnostic imaging equipment. We maintain insurance policies with coverages that we believe are appropriate in light of the risks attendant to our business and consistent with industry practice. We also require the contracted radiology practices to maintain sufficient professional liability insurance consistent with industry practice. However, adequate liability insurance may not be available to us and the contracted radiology practices in the future at acceptable costs or at all.

Providing medical services entails the risk of professional malpractice and other similar claims. The physicians employed by the contracted radiology practices are from time to time subject to malpractice claims. We structure our relationships with the practices under our agreements with them in a manner that we believe does not constitute the practice of medicine by us or subject us to professional malpractice claims for acts or omissions of physicians in the contracted radiology practices. Nevertheless, claims, suits or complaints relating to services provided by the contracted radiology practices may be asserted against us in the future, including malpractice.

Any claim made against us not fully covered by insurance could be costly to defend against, result in a substantial damage award against us and divert the attention of our management from our operations, which could have an adverse effect on our financial performance. In addition, claims might adversely affect our business or reputation.

The contracted radiology practices maintain professional liability insurance coverage primarily on a claims made basis. This insurance provides coverage for claims asserted when the policy is in effect, regardless of when the events that caused the claim occurred. The contracted radiology practices are required by the terms of the service agreements to maintain medical malpractice liability insurance consistent with minimum limits mandated in their hospital contracts or by applicable state law.

We maintain general liability and umbrella coverage in commercially reasonable amounts. Additionally, we maintain workers' compensation insurance on all employees. Coverage is placed on a statutory basis and responds to each state's specific requirements.

In 1997, a law became effective in the State of Texas that permits injured patients to sue health insurance carriers, HMOs and other managed care entities for medical malpractice. This law could increase the cost of liability insurance to us for services provided in Texas or any other states in which we do business if similar legislation is adopted in those states.

We have assumed and succeeded to substantially all of the obligations of some of the operations that we have acquired. Therefore, claims may be asserted against us for events that occurred prior to our acquiring these acquisitions. The sellers of the operations that we have acquired have agreed to indemnify us for certain claims. However, we may not be able to collect payment under these indemnity agreements which could affect us adversely.

Employees

As of December 31, 2002, we had approximately 2,500 employees, approximately 80 of whom were employed at our headquarters and regional offices and the remainder of whom are employed at our diagnostic imaging centers and regional administrative operations. We believe that our relationship with our employees is good.

Item 2. *Properties*

Radiologix's corporate headquarters are located at 3600 JP Morgan Chase Tower, 2200 Ross Avenue, Dallas, Texas 75201-2776, in approximately 26,000 square feet occupied under a lease, which expires on September 30, 2011.

Item 3. *Legal Proceedings*

We are not currently subject to any material litigation nor, to our knowledge, is any material litigation threatened against us. All of our current litigation is (i) expected to be covered by liability insurance or (ii) not expected to adversely affect our business. Some risk exists, however, that we could subsequently be named as a defendant in additional lawsuits or that pending litigation could adversely affect us.

Item 4. *Submission of Matters to a Vote of Security Holders*

Radiologix did not submit any matters to a vote of security holders during the fourth quarter of 2002.

PART II

Item 5. *Market for Registrant's Common Equity and Related Stockholder Matters*

Radiologix's common stock is listed and has traded on the American Stock Exchange since May 10, 2000 under the symbol "RGX." Prior to May 10, 2000, Radiologix's common stock was traded on the NASDAQ National Market System under the symbol "RDLX." The following table sets forth the high and low bid prices per share of the common stock for the years ended December 31, 2001 and 2002 as reported by the American Stock Exchange.

	High	Low
2001		
First Quarter	$ 5.35	$ 3.30
Second Quarter	$ 4.70	$ 2.75
Third Quarter	$ 6.78	$ 2.75
Fourth Quarter	$10.25	$ 5.86
2002		
First Quarter	$12.44	$ 9.00
Second Quarter	$15.25	$11.20
Third Quarter	$15.29	$ 4.00
Fourth Quarter	$ 6.65	$ 1.89

As of the close of business on March 24, 2003, the last reported sales price per share of Radiologix's common stock was $1.95 and approximately 86 shareholders owned Radiologix common stock of record. This number does not include persons whose shares are held by a bank, brokerage house or clearing company, but does include the banks, brokerage houses and clearing companies.

No cash dividends have been paid on Radiologix's common stock since the organization of Radiologix and Radiologix does not anticipate paying dividends in the foreseeable future. Radiologix currently intends to retain earnings for future growth and expansion opportunities.

The Company has a $12.0 million convertible junior subordinated note, which matures July 31, 2009, and bears interest, payable quarterly in cash or payment in kind securities, at an annual rate of 8.0%. At August 1, 2001, the convertible junior subordinated note was convertible into Radiologix's common stock at the price of $7.52 per share. If by August 1, 2003 the closing price of Radiologix's common stock has not exceeded $7.52 for 45 of the 60 days of the determination period, the interest rate will be increased to 8.5%.

Item 6. *Selected Financial Data*

The following selected consolidated historical financial data is derived from Radiologix's consolidated financial statements for the periods indicated and, as such, reflects the impact of acquired entities from the effective dates of such transactions. The information in the table and its notes should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of

Operations" and with Radiologix's consolidated financial statements and their notes included elsewhere in this report.

Selected Consolidated Financial Data

	Year Ended December 31,				
	1998	1999	2000	2001	2002
	(In thousands, except per share data)				
SERVICE FEE REVENUE	$149,327	$199,700	$246,687	$276,650	$283,889
COSTS AND EXPENSES:					
Salaries and benefits	42,227	52,826	66,567	75,667	83,986
Field supplies	8,865	11,630	13,265	16,514	17,493
Field rent and lease expense	11,532	18,444	30,191	34,378	32,867
Other field expenses	25,311	32,278	45,871(a)	47,339	46,927
Bad debt expense	13,723	18,838	34,389(b)	25,682	24,390
Merger related costs	—	—	1,772	1,000	—
Supplemental incentive compensation	—	—	—	615	—
Severance and other related costs	—	—	—	—	978
Corporate general and administrative	9,597	11,192	10,571	13,855	14,674
Impairment charge on long-lived assets	—	—	—	—	2,700
Loss on early extinguishment of debt	—	—	—	4,730	—
Depreciation and amortization	12,178	18,403	22,118	23,504	26,472
Interest expense, net	7,541	12,357	18,036	15,540	18,858
Total costs and expenses	130,974	175,968	242,780	258,824	269,345
Income before equity in earnings of investments, non-operating income, minority interests in consolidated subsidiaries and income taxes	18,353	23,732	3,907	17,826	14,544
Equity in earnings of investments	4,339	3,581	4,274	5,017	4,568
Non-operating income	—	—	—	1,300	—
Minority interests in consolidated subsidiaries	(710)	(910)	(948)	(1,092)	(1,185)
Income before income taxes	21,982	26,403	7,233	23,051	17,927
Income tax expense	6,499	10,346	2,900	9,220	7,171
NET INCOME	$ 15,483	$ 16,057	$ 4,333	$ 13,831	$ 10,756
Earnings Per Share:					
Basic	$ 0.83	$ 0.83	$ 0.22	$ 0.71	$ 0.51
Diluted	$ 0.80	$ 0.80	$ 0.22	$ 0.66	$ 0.48

	As of December 31,		
	2000	2001	2002
	(In thousands)		
Balance Sheet Data:			
Working capital	$ 36,682	$ 55,214	$ 60,450
Total assets	268,636	284,725	296,091
Long-term debt and capital lease obligations	175,836	172,947	166,249
Convertible notes	20,000	24,205	11,980
Stockholders' equity	29,719	44,476	68,367

(a) Other field expenses for the year ended December 31, 2000 includes a $3.7 million charge for the write-off in the fourth quarter of 2000 of a note receivable. See Note 2 to consolidated financial statements.

(b) Bad debt expense for the year ended December 31, 2000 includes a $13.3 million charge recorded in the fourth quarter of 2000. See Note 2 to consolidated financial statements.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

We are a leading national provider of diagnostic imaging services through our ownership and operation of free-standing, outpatient diagnostic imaging centers. We utilize sophisticated technology and technical expertise to perform a broad range of imaging procedures, such as magnetic resonance imaging (MRI), computed tomography (CT), positron emission tomography (PET), nuclear medicine, ultrasound, mammography, bone densitometry (DEXA), general radiography (X-ray) and fluoroscopy. For the year ended December 31, 2002, we derived 81% of our service fee revenue from the ownership, management and operation of our radiology and imaging center network and 19% of our service fee revenue from the administrative, management and information services provided to contracted radiology practices. As of December 31, 2002, we owned, operated or maintained an ownership interest in imaging equipment at 117 locations and provided management services to ten radiology practices. As of December 31, 2002, our imaging centers are located in 17 states, with concentrated geographic coverage in markets located in California, Florida, Kansas, Maryland, New York, Texas and Virginia.

We focus on providing quality patient care and service to ensure patient and referring physician satisfaction. Our development of comprehensive radiology networks permits us to invest in technologically advanced imaging equipment, including MRI, open MRI, spiral CT and PET. Our consolidation of diagnostic imaging centers into coordinated networks improves response time, increases overall patient accessibility, permits us to standardize certain customer relations procedures and permits us to develop "best practices" for our diagnostic imaging centers. We seek the input and participation of the contracted radiology practices to which we provide administrative, management and information services to develop best practices and to improve productivity and the quality of services. By focusing on further improving and, where appropriate, standardizing the operations of our diagnostic imaging centers, we believe that we can increase patient and referring physician satisfaction, which should lead to increased referrals and increased utilization of our diagnostic imaging centers.

We contract with radiology practices to provide professional services, including the supervision and interpretation of diagnostic imaging procedures performed in our diagnostic imaging centers. We believe that we do not engage in the practice of medicine nor do we employ physicians. The radiology practices maintain full control over the provision of professional radiological services. The contracted radiology practices generally have outstanding physician and practice credentials and reputations; strong competitive market positions; a broad sub-specialty mix of physicians; a history of growth and potential for continued growth; and a willingness to embrace our strategy for the delivery of diagnostic imaging services.

For the year ended December 31, 2002, payment for diagnostic imaging services came primarily from commercial third-party payors (64%), governmental payors (27%, including Medicare and Medicaid) and private and other payors (9%). In August 2000, Medicare made significant changes in the payment methodology for hospital outpatient services. In January 2002, Medicare decreased the payment rates for physician and outpatient services, including diagnostic imaging services, by approximately 5.4%. This payment rate schedule is effective through February 2003. In February 2003 and to be effective March 1, through December 31, 2003, Congress legislated an increase of approximately 1.6% in the overall reimbursement rates for physician and outpatient services, including diagnostic imaging services. Our diagnostic imaging centers are principally dependent on our ability to attract referrals from primary care physicians, specialists and other healthcare providers. The referral often depends on the existence of a contractual arrangement with the referred patient's health benefit plan. For the year ended December 31,

2002, approximately 5% of our revenue generated at our diagnostic imaging centers was generated from capitated arrangements.

Revenue of the contracted radiology practices and diagnostic imaging centers is recorded when services are rendered by the contracted radiology practices and diagnostic imaging centers based on established charges and reduced by contractual allowances. In addition, bad debt expense related to established charges is recognized as costs and expenses rather than a deduction from revenue. We use historical collection experience in estimating contractual adjustments and bad debt expense. The factors influencing the historical collection experience include the contracted radiology practices' and diagnostic imaging centers' patient mix, impact of managed care contract pricing and contract revenue and the aging of patient accounts receivable balances. As these factors change, the historical collection experience is revised accordingly in the period known. Service fee revenue represents contracted radiology practices' and diagnostic imaging centers' revenue less amounts retained by contracted radiology practices. The amounts retained by contracted radiology practices represents amounts paid to the physicians pursuant to the service agreements between us and the contracted radiology practices. Under the service agreements, we provide each contracted radiology practice with the facilities and equipment used in its medical practice, assume responsibility for managing the operations of the practice, and employ substantially all of the non-physician personnel utilized by the contracted radiology practice. Although we assist in negotiating managed care contracts for the contracted radiology practices, we assume no risk under these arrangements.

Our service fee revenue is dependent upon the operating results of the contracted radiology practices and diagnostic imaging centers. Where state law allows, service fees due under the service agreements for the contracted radiology practices are derived from two distinct revenue streams: (1) a negotiated percentage (up to 30%) of the adjusted professional revenues as defined in the service agreements; and (2) 100% of the adjusted technical revenues as defined in the service agreements. In states where the law requires a flat fee structure, we have negotiated a base service fee, which is equal to the estimated fair market value of the services provided under the service agreements and which is renegotiated each year to equal the fair market value of the services provided under the service agreements. Adjusted professional revenues and adjusted technical revenues are determined by deducting contractually agreed-upon expenses (non-physician salaries and benefits, rent, depreciation, insurance, interest and other physician costs) from the contracted radiology practices' revenue. Revenues of our subsidiary, Questar Imaging, Inc. ("Questar") are primarily derived from technical revenues generated from those imaging centers.

Results of Operations

We report the results of our operations through four designated regions of the United States: Mid-Atlantic, Northeastern, Central and Western regions. In addition, we report separately the results of our operations of the imaging centers of our subsidiary, Questar. Our operations in each of the four designated regions are comprised of the ownership and operation of diagnostic imaging centers and the provision of administrative, management and information services to the contracted radiology practices that provide professional interpretation and supervision services in connection with our diagnostic imaging centers and to hospitals and radiology practices with which we operate joint ventures. Our services leverage our existing infrastructure and improve radiology practice or joint venture profitability, efficiency and effectiveness. We have divided the operations into the four regions and Questar only for purposes of the division of internal management responsibilities, but do not focus on each of these regions as a separate product line or make financial decisions as if they were separate product lines. The Questar operations are treated as a separate group only from the perspective that the imaging centers of Questar do not have the same type of management service agreement with physicians as we have with each of the contracted radiology practices in the four designated regions. In addition, any imaging centers of Questar that are in the same region as the operations of the contracted radiology practices in the four designated regions are not included in the service agreements of the contracted radiology practices.

For discussion and analysis purposes, the operating margin is defined as service fee revenue less operating expenses ("operating income") as a percent of service fee revenue. Operating income as discussed below is defined as service fee revenue less operating expenses. Operating income is commonly used as an analytical indicator within the healthcare industry, and also serves as a measure of leverage capacity and debt service ability. Operating income should not be considered as a measure of financial performance under generally accepted accounting principles, and the items excluded from operating income should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the consolidated financial statements as an indicator of financial performance or liquidity. Because operating income is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, operating income as presented may not be comparable to other similarity titled measures of other companies.

During 2002, our operating results were affected by such factors as increased competition, increased payor pre-authorization activity, the social and economic environment, changing physician schedules, a shortage of technologists, and seasonality. During the latter half of 2002, increased competition resulted in lower volume than management had expected. In addition to lower volumes, during the latter half of 2002 operating margins were impacted by the implementation of pre-authorization programs by many of our larger payors, and the recruitment and retention of technologists. Recently, an increasing number of payors with which we do business have instituted more comprehensive pre-authorization programs on certain procedures. Under pre-authorization programs, the referring physician must justify medical necessity based on the payor's specific guidelines prior to the services being rendered. Also, in early fiscal 2002 the shortage of qualified technologists resulted in scheduling backlogs and lost procedure volumes. As many of the open technologist positions were filled by mid-2002, salaries and benefits increased. These costs continued to increase or remain stable, while volume began to decline resulting in lower revenues from contracted radiology practices and diagnostic imaging centers. The combined effect of increased salaries and benefits and lower revenues decreased our operating margins. We cannot give any assurance that any of the factors discussed above will not continue to have an adverse effect on our business, results of operations or financial condition.

The operating margin for each of the regions and Questar, decreased from the year ended December 31, 2001 to the year ended December 31, 2002. For the year ended December 31, 2001 and 2002, the Mid Atlantic region decreased from 31% to 30%, the Northeastern region decreased from 26% to 25%, the Central region decreased from 34% to 33%, the Western region decreased from 26% to 23% and Questar decreased from 17% to 11%. The decline in the operating margin for each of the four regions and Questar was primarily affected by each of the factors discussed above. Additional factors in specific regions also contributed to the decreased operating margins. In the Central region, the decrease in the operating margins was partially offset by decreased purchased billing services and by increased technical revenues. The operating margin in the Western region was also impacted by a decrease in the number of hospitals in which we provide management services. The decrease was partially offset by a decrease in rent expense, attributable to the purchase in December 2001 of equipment previously held under operating leases. The operating margin for Questar decreased from 17% for the year ended December 31, 2001 to 11% for the year ended December 31, 2002, due primarily to an impairment charge on long-lived assets of $2.7 million. This was partially offset by improved collections compared to 2001, which decreased estimated contractual allowances and, therefore, increased service fee revenue.

In March 2000, Radiologix acquired an imaging center in Osceola, Florida for total consideration of approximately $2.7 million. During 2000, we continued to complete the development of imaging centers of Questar for total consideration of approximately $5.9 million. Total consideration paid for all other acquisitions and affiliations in 2000 was approximately $1.5 million.

In November 2001, Radiologix acquired an imaging center in Laurel, Maryland for total consideration of $906,000.

We completed no acquisitions in 2002. During 2002, Questar disposed of two imaging centers. Questar received consideration for the dispositions of approximately $150,000 in cash and the buyers assumed $1.1 million of capital leases. No material gain was recognized in 2002 as a result of the dispositions.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2002

Service Fee Revenue

The following table sets forth the amounts of revenue from contracted radiology practices and diagnostic imaging centers and the amounts retained by the contracted radiology practices (in thousands):

	2001	2002	Percent Change
Revenue from contracted radiology practices and diagnostic imaging centers, net of contractual allowances	$383,527	$391,553	2.1%
Less: amounts retained by contracted radiology practices	(106,877)	(107,664)	.7%
Service fee revenue, as reported	$276,650	$283,889	2.6%

Revenue from contracted radiology practices and diagnostic imaging centers, net of contractual allowances, increased $8.0 million, from $383.5 million in 2001 to $391.5 million in 2002. This increase was primarily due to increased revenues derived from increased volume at the diagnostic imaging centers, which increased our revenue from contracted radiology practices and diagnostic imaging centers. Amounts retained by contracted radiology practices increased from $106.9 million in 2001 and 27.9% of revenue to $107.7 million in 2002 and 27.5% of revenue. The increase in revenue from contracted radiology practices and diagnostic imaging centers, net of contractual allowances, offset by the increase in amounts retained by contracted radiology practices, resulted in an increase in service fee revenue of $7.2 million, from $276.7 million in 2001 to $283.9 million in 2002.

Salaries and Benefits

Salaries and benefits increased $8.3 million, from $75.7 million in 2001 to $84.0 million in 2002. Salaries and benefits increased as volume and revenues increased and as the cost of salaries and benefits for technologists increased. As a percentage of service fee revenue, these costs were 27.4% and 29.6% in 2001 and 2002, respectively. Recently, some of our markets have experienced a shortage of qualified radiology technologists, the personnel who operate our equipment. If we are unable to continue to recruit and retain a sufficient number of qualified technologists, we will be unable to operate our centers at maximum capacity.

Field Supplies

Field supplies increased $1.0 million, from $16.5 million in 2001 to $17.5 million in 2002. As a percentage of service fee revenue, these costs were 6.0% and 6.2% in 2001 and 2002, respectively. The increase in field supplies is primarily attributable to an increase in the volume of speciality procedures. These procedures require supplies with a higher unit cost than typically required for other types of procedures.

Field Rent and Lease Expense

Field rent and lease expense decreased $1.5 million, from $34.4 million in 2001 to $32.9 million in 2002. As a percentage of service fee revenue, these costs were 12.4% and 11.6% in 2001 and 2002, respectively. The decrease in field rent and lease expense was primarily attributable to the purchase in December 2001 of equipment previously held under operating leases.

Other Field Expenses

Other field expenses decreased $400,000, from $47.3 million in 2001 to $46.9 million in 2002. As a percentage of service fee revenue, these costs decreased from 17.1% in 2001 to 16.5% in 2002. Purchased billing services decreased approximately $2.0 million due to (i) the conversion of these services to an in-house billing department at one of the Northeastern contracted radiology practices at the end of 2001 and (ii) billing services no longer provided for professional services at certain hospitals. This was partially offset by an increase of $1.0 million in service agreements on radiology equipment, and an increase in other costs of $600,000.

Bad Debt Expense

Bad debt expense decreased $1.3 million, from $25.7 million in 2001 to $24.4 million in 2002. As a percentage of service fee revenue, these costs were 9.3% and 8.6% in 2001 and 2002, respectively. Since service fee revenue represents contracted radiology practices' and diagnostic imaging centers' revenue less amounts retained by contracted radiology practices, these percentages are inherently at a higher stated value. Therefore, bad debt expense should be compared for 2001 and 2002 as a percentage of revenue of the contracted radiology practices and diagnostic imaging centers, net of contractual allowances, rather than as a percentage of service fee revenue. As a percentage of revenue of the contracted radiology practices and diagnostic imaging centers, net of contractual allowances, bad debt expense was 6.7% and 6.2% in 2001 and 2002, respectively. The decrease in bad debt expense is primarily the result of terminating services performed at certain hospitals. Generally, bad debt experience with reimbursement for hospital services is at a higher percentage of revenues than the experience with reimbursement for imaging center services.

Merger Related Costs

During the third quarter of 2001, we recorded $1.0 million in merger related costs. The charge was our share of transaction costs incurred by Saunders Karp & Megrue, L.P. and its affiliates in connection with the proposed merger between Radiologix and SKM-RD Acquisition Corp. The proposed merger was terminated in April 2001.

Supplemental Incentive Compensation

In the fourth quarter of 2001, upon the successful completion of a $160 million senior notes offering, we incurred $615,000 in supplemental incentive compensation.

Severance and Other Related Costs

In the fourth quarter of 2002, we recorded $978,000 in severance and other related costs. These costs include severance payments to our former chairman and chief executive officer and recruiting costs related to the search for a new chief executive officer. A current independent member of the board of directors was named chairman of the board. In February 2003, a new president and chief executive officer was named. In addition, in February 2003 the former president and chief operating officer resigned from his positions. Severance and other related costs will be incurred in fiscal 2003.

Corporate, General and Administrative

Corporate, general and administrative expenses increased $800,000, from $13.9 million in 2001 to $14.7 million in 2002. As a percentage of service fee revenue, these costs were 5.0% and 5.2% in 2001 and 2002, respectively. The increase in these costs is primarily due to the further development of our infrastructure at the corporate office, including additional employees and associated employee benefits and incentive compensation.

Impairment Charge on Long-Lived Assets

In the fourth quarter of 2002, we recorded a $2.7 million impairment charge on long-lived assets related to radiology equipment for 15 of our centers in our Questar operations in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

Loss on Early Extinguishment of Debt

In the fourth quarter of 2001, we incurred a charge of $4.7 million for the loss incurred on the early extinguishment of debt in relation to terminating our senior credit facility with the proceeds from our senior notes issuance in December 2001.

Depreciation and Amortization

Depreciation and amortization expense increased $3.0 million, from $23.5 million in 2001 to $26.5 million in 2002. As a percentage of service fee revenue, these costs were 8.5% and 9.3% in 2001 and 2002, respectively. The increase in depreciation expense is primarily attributable to the purchase of $26.8 million of property and equipment for replacement, maintenance, and expansion in 2002. In addition, the increase in depreciation and amortization expense is due to the purchase in December 2001 of equipment previously held under operating leases. This is partially offset by a decrease in amortization due to the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") effective January 1, 2002. As a result, $28.5 million of intangible assets, primarily related to acquired intangible assets with an indefinite lived useful life, are no longer amortized as expenses of operations, but rather carried on the balance sheet as permanent assets.

Interest Expense, Net

Interest expense, net, increased $3.3 million, from $15.5 million in 2001 to $18.8 million in 2002. The increase is due to higher interest costs associated with our senior notes issued in December 2001.

Non-operating Income

Non-operating income of $1.3 million was recognized in the fourth quarter of 2001 as partial consideration for early termination of management services provided at certain imaging sites not owned or operated by Radiologix.

Income Tax Expense

Income tax expense of $9.2 million in 2001 and $7.2 million in 2002 remained comparable based on a 40% effective tax rate.

Net Income

Net income decreased from $13.8 million in 2001 to $10.8 million in 2002. Net income as a percentage of service fee revenue was 3.8% in 2002, which decreased from 5.0% in 2001. Included in net income for 2002 are $587,000 net of tax benefit as an expense related to severance and other related costs and $1.6 million net of tax benefit for an impairment charge for long-lived assets. Included in net income for 2001 are $780,000 net of tax of non-operating income offset by $600,000 net of tax benefit as an expense related to merger costs and $369,000 net of tax benefit as an expense for supplemental incentive compensation related to our senior notes offering. In addition, net income for 2001 included a loss on the early extinguishment of debt of $2.8 million net of tax benefit.

Year Ended December 31, 2000 Compared to Year Ended December 31, 2001

Service Fee Revenue

The following table sets forth the amounts of revenue from the contracted radiology practices and diagnostic imaging centers and the amounts retained by contracted radiology practices (in thousands):

	2000	2001	Percent Change
Revenue from contracted radiology practices and diagnostic imaging centers, net of contractual allowances	$344,887	$383,527	11.2%
Less: amounts retained by contracted radiology practices	(98,200)	(106,877)	8.8%
Service fee revenue, as reported	$246,687	$276,650	12.1%

Revenue from contracted radiology practices and diagnostic imaging centers, net of contractual allowances, increased $38.6 million, from $344.9 million in 2000 to $383.5 million in 2001. This increase was primarily due to increased procedure volume, a shift in the mix to "high-end" procedures and the addition of new reading contracts and agreements with managed care organizations. The increase in volume growth was primarily attributable to a 14.8% increase in MRI procedures and a 13.6% increase in CT procedures provided in imaging centers. Revenue from contracted radiology practices and diagnostic imaging centers, net of contractual allowances in 2001, was impacted by a change in the estimation of contractual allowances of the billed charges. Generally, the change in the estimation of contractual allowances increased the contractual allowance, which decreased the revenue of the contracted radiology practices and diagnostic imaging centers and therefore the service fee recognized. Amounts retained by contracted radiology practices increased from $98.2 million in 2000 to $106.9 million in 2001. This increase is directly attributable to the growth in revenue from contracted radiology practices and diagnostic imaging centers and the higher profitability of the contracted radiology practices and diagnostic imaging centers. The increase in revenue from contracted radiology practices and diagnostic imaging centers, net of contractual allowances offset by the increase in amounts retained by contracted radiology practices, resulted in service fee revenue increasing $30 million, from $246.7 million in 2000 to $276.7 million, in 2001.

Costs and Expenses

The comparison between periods for costs and expenses discussed below as a percentage of service fee revenue is impacted by the change in the estimation of contractual allowances of the billed charges in 2001. The change in the estimation of contractual allowances increased the contractual allowance, which decreased the revenue of the contracted radiology practices and diagnostic imaging centers and service fee recognized. As a result of this change, costs and expenses as a percentage of service fee revenue will be at a higher stated value in 2001 when compared to 2000.

Salaries and Benefits

Salaries and benefits increased $9.1 million, from $66.6 million in 2000 to $75.7 million in 2001. As a percentage of service fee revenue, these costs were 27.0% and 27.4% in 2000 and 2001, respectively.

Field Supplies

Field supplies increased $3.2 million, from $13.3 million in 2000 to $16.5 million in 2001. As a percentage of service fee revenue, these costs were 5.4% and 6.0% in 2000 and 2001, respectively. The increase in field supplies is primarily attributable to an increase in volume of speciality procedures. These procedures require supplies with a higher unit cost than typically required for other types of procedures.

Field Rent and Lease Expense

Field rent and lease expense increased $4.2 million, from $30.2 million in 2000 to $34.4 million in 2001. As a percentage of service fee revenue, these costs were 12.2% and 12.4% in 2000 and 2001, respectively. The increase in these costs is primarily attributable to additional equipment operating leases entered into subsequent to fiscal 2000.

Other Field Expenses

Other field expenses increased $1.5 million, from $45.9 million in 2000 to $47.4 million in 2001. As a percentage of service fee revenue, these costs were 18.6% and 17.1% in 2000 and 2001, respectively. During the fourth quarter of 2000, $3.7 million was recognized for the write-off of a note receivable. The note receivable was due from one of the contracted radiology practices and was determined in the fourth quarter to no longer be collectible. As a result of the write-off, we have adjusted this contracted radiology group's incentive technical bonus potential.

Bad Debt Expense

Bad debt expense decreased $8.7 million, from $34.4 million in 2000 to $25.7 million in 2001. As a percentage of service fee revenue, these costs were 13.9% and 9.3% in 2000 and 2001, respectively. Since service fee revenue represents contracted radiology practices' and diagnostic imaging centers' revenue less amounts retained by contracted radiology practices, these percentages are inherently at a higher stated value. Therefore, bad debt expense should be compared for 2000 and 2001 as a percentage of revenue of the contracted radiology practices and diagnostic imaging centers, net of contractual allowances, rather than as a percentage of service fee revenue. As a percentage of revenue of the contracted radiology practices and diagnostic imaging centers, bad debt expense was 10.0% and 6.7% in 2000 and 2001, respectively. This decrease was primarily due to a $13.3 million charge recorded in the fourth quarter of 2000 for the provision of uncollectible accounts. During the fourth quarter of 2000, we performed an extensive review of our accounts receivable and collection experience utilizing reports and analyses not previously available. Based on this review, we believed that the estimation process of determining contractual allowances for billed charges needed to be revised and that a portion of our accounts receivable was no longer collectible. This review allowed us to better analyze old accounts receivable, however it did not indicate what our historical collection rates would have been if the newly implemented collection policies and procedures had been in place. Accordingly, the adjustment for an increase in the provision for uncollectible accounts was recognized as a bad debt expense as opposed to an increase in contractual allowances. We recognized the $13.3 million charge in the 2000 fourth quarter as a change in accounting estimate when the information became known.

Merger Related Costs

During the third quarter of 2001, we recorded $1.0 million in merger related costs. The charge was our share of transaction costs incurred by Saunders Karp & Megrue, L.P. and its affiliates in connection with the proposed merger between Radiologix and SKM-RD Acquisition Corp. The proposed merger was terminated in April 2001. In the fourth quarter of 2000, we also incurred a $1.8 million charge for the write-off of transaction costs incurred in connection with the proposed merger with SKM.

Supplemental Incentive Compensation

In the fourth quarter of 2001, upon the successful completion of a $160 million senior notes offering, we incurred $615,000 in supplemental incentive compensation.

Corporate General and Administrative

Corporate general and administrative expenses increased $3.3 million, from $10.6 million in 2000 to $13.9 million in 2001. As a percentage of service fee revenue, these costs were 4.3% and 5.0% in 2000 and 2001, respectively. The increase in these costs is primarily due to the further development of our infrastructure at the corporate office, including additional employees and associated employee benefits and incentive compensation.

Loss on Early Extinguishment of Debt

In the fourth quarter of 2001, we incurred a charge of $4.7 million expense for the loss incurred on the early extinguishment of debt in relation to terminating our senior credit facility with the proceeds from our senior notes issuance in December 2001.

Depreciation and Amortization

Depreciation and amortization expense increased $1.4 million, from $22.1 million in 2000 to $23.5 million in 2001. We have continued to buy new equipment to replace older equipment resulting in increased depreciation and amortization expense. As a percentage of service fee revenue, these costs were 9.0% and 8.5% in 2000 and 2001, respectively.

Interest Expense, net

Interest expense, net, decreased $2.5 million, from $18 million in 2000 to $15.5 million in 2001. The decrease in interest expense in 2001 from 2000 was due to lower interest rates during 2001 and the pay-down of outstanding debt during 2001.

Non-operating Income

Non-operating income of $1.3 million was recognized in the fourth quarter of 2001 as partial consideration for early termination of management services provided at certain imaging sites not owned or operated by the Company.

Income Tax Expense

Income tax expense of $2.9 million in 2000 and $9.2 million in 2001 remained comparable based on a 40% effective tax rate.

Net Income

Net income increased from $4.3 million in 2000 to $13.8 million in 2001. Net income as a percentage of service fee revenue was 5% in 2001, which increased from 1.8% in 2000. Included in net income for 2001 are $780,000 net of tax non-operating income offset by $600,000 net of tax benefit expense related to merger costs and $369,000 net of tax benefit expense for supplemental incentive compensation related to our senior notes offering. In addition, net income for 2001 included an expense of $2.8 million net of tax benefit for the loss incurred on the early extinguishment of debt. Included in net income for 2000 is an $8.3 million net of tax benefit charge for the provision of uncollectible accounts, $2.2 million net of tax benefit write-off of a note receivable and $1.1 million net of tax benefit expense related to merger costs.

Summary of Operations by Quarter

The following table presents unaudited quarterly operating results for each of Radiologix's last eight fiscal quarters. Radiologix believes that all necessary adjustments have been included in the amounts stated below to present fairly the quarterly results when read in conjunction with the consolidated financial statements. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full year or predictive of future periods.

	2001 Quarter Ended				2002 Quarter Ended			
	Mar. 31	June 30	Sept. 30(a)	Dec. 31(b)	Mar. 31	June 30	Sept. 30	Dec. 31(c)
	(In thousands, except per share data)							
Statement of Income Data:								
Service fee revenue	$65,911	$68,236	$69,175	$73,328	$72,722	$73,359	$71,275	$66,533
Income (loss) before income taxes	5,830	6,586	6,305	4,730	7,381	7,954	5,319	(2,727)
Net income (loss)	$ 3,498	$ 3,952	$ 3,782	$ 2,599	$ 4,429	$ 4,772	$ 3,191	$(1,636)
Net Income (Loss) Per Share:								
Basic	$ 0.18	$ 0.20	$ 0.19	$ 0.13	$ 0.22	$ 0.23	$ 0.15	$ (0.08)
Diluted	$ 0.17	$ 0.19	$ 0.18	$ 0.12	$ 0.20	$ 0.21	$ 0.14	$ (0.08)
Weighted Average Shares Outstanding:								
Basic	19,507	19,507	19,578	19,643	20,023	20,712	21,489	21,581
Diluted	22,171	22,047	22,817	23,584	23,967	24,256	24,234	21,803

(a) Net income for the quarter ended September 30, 2001 includes $600,000 net of tax benefit in merger related costs. See Note 12 to consolidated financial statements.

(b) Net income for the quarter ended December 31, 2001 includes $369,000 net of tax benefit in supplemental incentive compensation in connection with our senior notes offering and $780,000 net of tax of non-operating income as partial consideration for early termination of management services provided at certain imaging sites not owned or operated by Radiologix. In addition, net income for the quarter ended December 31, 2001 includes a $2.8 million net of tax benefit loss on early extinguishment of debt. See Notes 5 and 12 to consolidated financial statements.

(c) Net income for the quarter ended December 31, 2002 includes $587,000, net of tax benefit in severance and other related costs and a $1.6 million net of tax benefit impairment charge on long-lived assets. See Notes 2 and 12 to consolidated financial statements.

Liquidity and Capital Resources

Liquidity for the year ended December 31, 2002, was derived principally from net cash proceeds from operating activities. As of December 31, 2002, we had net working capital of $60.5 million, including cash and cash equivalents of $19.2 million. We had current assets of $100.9 million and current liabilities of $40.4 million, including current maturities of long-term debt and capital lease obligations of $4.3 million. For the year ended December 31, 2002, we generated $45.5 million in net operating cash flow, invested $31.2 million and used cash of $5.9 million in financing activities.

Net cash from operating activities for the year ended December 31, 2002 of $45.5 million increased from $41.0 million for the same period in 2001 primarily due to the receipt of $8.1 million in consideration of the renegotiations of service agreements with two contracted radiology practices. This is accounted for as deferred revenue, which will be recognized in operations over approximately 20 years. This was partially offset by the effect of higher interest costs paid in 2002 versus 2001. Accounts receivable days outstanding increased from 69 days at December 31, 2001 to 73 days at December 31, 2002.

Net cash from operating activities for the year ended December 31, 2001 increased $27.7 million, from $13.3 million in 2000 to $41.0 million in 2001. The increase in cash from operating activities is primarily due to improved collections of accounts receivable which resulted in a decrease in accounts receivable days outstanding from 76 days at December 31, 2000 to 69 days at December 31, 2001, as well as the implementation of certain cash management strategies. In addition, cash paid for income taxes was only $7.5 million in 2001 compared to $11.5 million in 2000.

Net cash used in investing activities for the years ended December 31, 2000, 2001 and 2002 was $23.1 million, $19.1 million and $31.2 million, respectively. Purchases of property and equipment during the years ended December 31, 2000, 2001 and 2002 were $14.0 million, $7.2 million and $26.8 million, respectively. For the year ended December 31, 2002, we invested $12.8 million to replace and maintain property and equipment and $14.0 million in the expansion of property and equipment.

Net cash flows used in financing activities for the years ended December 31, 2001 and 2002 were $14.8 million and $5.9 million, respectively. Net cash flows from financing activities for the year ended December 31, 2000 were $9.1 million. Borrowings of long-term debt for the years ended December 31, 2000, 2001 and 2002 were used to purchase equipment and capital improvements, as well as for working capital needs.

At December 31, 2002, we had outstanding borrowings of $160 million under our senior notes, $12.0 million outstanding under our convertible subordinated junior note and an additional $6.2 million in other debt obligations. In December 2001, we terminated our senior credit facility with proceeds from a $160 million senior notes issuance, due December 15, 2008. The senior notes bear interest at an annual rate of 10½% payable semiannually in arrears on June 15 and December 15 of each year, and commenced June 15, 2002. The senior notes are redeemable on or after December 15, 2005 at various redemption prices, plus accrued and unpaid interest to the date of redemption. The senior notes are unsecured obligations which rank senior in right of payment to all of our subordinated indebtedness and equal in right of payment with all other senior indebtedness. The senior notes are unconditionally guaranteed on a senior unsecured basis by certain restricted existing and future subsidiaries. In addition to the senior notes issuance in December 2001, we entered into a credit facility whereby we can borrow up to $35 million. At December 31, 2002, no borrowings were outstanding under the credit facility. Under the credit facility, the interest rate is (i) an adjusted LIBOR rate, plus an applicable margin, which can vary from 3.0% to 3.5%, or (ii) the prime rate, plus an applicable margin, which can vary from 1.75% to 2.25%. In each case, the applicable margin varies based on financial ratios maintained by us. The credit facility includes certain restrictive covenants, including prohibitions on the payment of dividends and the maintenance of certain financial ratios (including minimum fixed charge coverage ratio and maximum leverage ratio, as defined). Borrowings under the credit facility are secured by all service agreements to which we are a party, a pledge of the stock of our subsidiaries and all of Radiologix's and its wholly owned subsidiaries' assets.

As of December 31, 2002, the contractual obligations of long-term debt, including capital lease obligations and non-cancelable operating leases are as follows (in millions):

	Payments Due by Period				
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long term debt	$171,980	$ —	$ —	$ —	$171,980
Capital lease obligations	6,799	4,757	2,042	—	—
Operating leases	51,889	19,835	20,734	6,059	5,261
Total contractual cash obligations	$230,668	$24,459	$22,909	$6,059	$177,241

In December 2001, Radiologix repurchased equipment previously held under operating leases for approximately $13.9 million.

We operate in a capital intensive, high fixed-cost industry that requires significant amounts of capital to fund operations, particularly the initial start-up and development expense of new diagnostic imaging centers and the acquisition of additional centers and new diagnostic imaging equipment. To the extent we are unable to generate sufficient cash from our operations, funds are not available under our credit facility or we are unable to structure or obtain operating leases, we may be unable to meet our capital expenditure requirements. Furthermore, we may not be able to raise any necessary additional funds through bank financing or the issuance of equity or debt securities on terms acceptable to us, if at all.

Critical Accounting Policies

The preparation of our consolidated financial statements requires the use of judgments and estimates. Our critical accounting policies are described below to provide a better understanding of how we develop our judgments about future events and related estimations and how they can impact our financial statements. A critical accounting policy is one that requires our most difficult, subjective or complex estimates and assessments and is fundamental to our results of operations. We identified our most critical accounting policies to be:

- revenue recognition and estimation of contractual allowances and bad debts of accounts receivable; and
- evaluation of intangible and long-lived asset for impairment.

Revenue Recognition, Contractual Allowances and Allowances for Doubtful Accounts

Revenue of the contracted radiology practices and diagnostic imaging centers is recorded when services are rendered by the contracted radiology practice and diagnostic imaging center based on established charges and reduced by estimated contractual allowances. Service fee revenue is recorded net of estimated contractual allowances and amounts retained by the contracted radiology practices under the terms of the service agreements. We estimate contractual allowances based on the patient mix at each contracted radiology practice and diagnostic imaging center, impact of managed care contract pricing, and historical collection information. We operate 117 diagnostic imaging centers in 17 different states, each of which has multiple managed care contracts and a differing patient mix. We review monthly the estimated contractual allowance rates for each contracted radiology practice and diagnostic imaging center. The contractual allowance rate is adjusted as changes to the factors discussed above become known. We record bad debt expense monthly based on historical collection rates of each contracted radiology practice and diagnostic imaging center. Should circumstances change (shift in payor mix, decline in economic conditions or deterioration in aging of patient receivables) our estimates of the net realizable value of patient receivables could be reduced by a material amount. Bad debt expense as a percentage of the revenue from contracted radiology practices and diagnostic imaging centers, net of contractual allowances was 6.7% in 2001 and 6.2% in 2002.

Impairment of Intangible and Long-Lived Assets

Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), became effective for us on January 1, 2002. SFAS No. 142 requires that goodwill and other intangible assets with an indefinite lived useful life no longer be amortized as expenses of operations, but rather carried on the balance sheet as permanent assets. These intangible assets are to be subject to at least annual assessments for impairment by applying a fair-value-based test. Amortization of goodwill and other indefinite lived intangible assets amounted to $1.2 million ($749,900 net of tax benefit) for the year ended December 31, 2001. These expense amounts, under SFAS 142, are recorded on a ratable basis in years after fiscal 2001. During the first quarter 2002 we performed the initial impairment test of our Questar operations in accordance with the provisions of SFAS No. 142. We engaged an independent third-party valuation specialist to determine the fair value of these operations. Their valuation was completed in the first quarter of 2002 and indicated that the fair value of the Questar operations exceeded the carrying value and consequently no impairment was recorded. We plan to conduct our annual impairment test of goodwill and other indefinite lived intangible assets during our first quarter of each subsequent year. Our service agreements, included in the consolidated balance sheets as intangible assets, net, are not considered to have an indefinite lived useful life and will continue to be amortized over a useful life of 25 years. We regularly evaluate the carrying value and lives of the finite lived intangible assets in light of any events or circumstances that we believe may indicate that the carrying amount or amortization period should be adjusted. As of December 31, 2002, we do not believe there are any indicators that the carrying values or the useful lives of these assets need to be adjusted.

We adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") effective January 1, 2002. SFAS No. 144 supersedes Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121"); however, SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also supersedes the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB 30") for segments of a business to be disposed of.

SFAS No. 144 requires impairment losses to be recognized for long-lived assets through operations when indicators of impairment exist and the underlying cash flows are not sufficient to support the assets' carrying value. Potential indicators of impairment can include, but are not limited to the following:

a. History of operating losses or expected future losses

b. Significant adverse change in legal factors

c. Changes in the extent or manner in which the assets are used

d. Current expectations to dispose of the assets by sale or other means

e. Reductions or expected reductions of cash flow

We primarily used an expected sales value to estimate the fair values of our long-lived assets. Sales values were based in part on recent acquisitions we made and our knowledge of the radiology and imaging business environment. Based on a comparison of our estimated fair value to the carrying values of the long-lived assets, a $2.7 million impairment charge was recorded in December 2002.

This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this report.

Recent Accounting Pronouncements

In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 145 "Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145"), which is required to be applied in fiscal years beginning after May 15, 2002, with early application encouraged. SFAS No. 145 rescinds Statement of Financial Accounting Standards No. 4 "Reporting Gains and Losses From Extinguishment of Debt". SFAS No. 145 requires any gains or losses on extinguishment of debt that were classified as an extraordinary item in prior periods that do not meet the criteria in APB 30 for classification as an extraordinary item shall be reclassified into income from operations. The Company has adopted the provisions of SFAS No. 145. The impact of adoption of SFAS No. 145 reduced income from operations by $4.7 million for the year ended December 31, 2001 from the reclassification of the extraordinary loss on extinguishment of debt (see Note 5 to consolidated financial statements).

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"), which is effective for exit or disposal activities initiated after December 31, 2002 with early application encouraged. SFAS No. 146 addresses the accounting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The Company does not anticipate a material impact on the results of operations or financial position from the adoption of SFAS No. 146.

The FASB in November 2002, Issued Financial Accounting Standards Board Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirement for Guarantees, Including Indirect Guarantees of

Indebtedness of Others" ("FIN No. 45"). FIN No. 45 states that the fair value of certain guarantee obligations be recorded at the inception of the guarantee and clarifies disclosures required for guarantee obligations. The initial recognition provision of FIN No. 45 applies prospectively to guarantees issued or modified after December 31, 2002.

On December 31, 2002, FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure" ("SFAS No. 148"). SFAS No. 148 provides companies alternative methods of transitioning to Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", ("SFAS No. 123") fair value of accounting for stock-based employee compensation and amends certain disclosure requirements. SFAS No. 148 does not mandate fair value accounting for stock-based employee compensation, but does require all companies to meet the disclosure requirements. We do not recognize compensation expense for our stock option grants, which are issued at fair value at the date of grant. The disclosure provisions are effective for financial statements of interim or annual periods ending after December 31, 2002. At this time, the Company has not determined whether it will adopt fair value accounting for its employee stock options.

FORWARD-LOOKING STATEMENTS

Throughout this report we make "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements include words such as "may," "will," "would," "could," "likely," "estimate," "intend," "plan," "continue," "believe," "expect" or "anticipate" and other similar words and include all discussions about our acquisition and development plans. We do not guarantee that the transactions and events described in this report will happen as described or that any positive trends noted in this report will continue. The forward-looking statements contained in this report are generally located in the material set forth under the headings "Our Company," "Risk Factors," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "The Diagnostic Imaging Services Industry" and "Business," but may be found in other locations as well. These forward-looking statements generally relate to our plans, objectives and expectations for future operations and are based upon management's reasonable estimates of future results or trends. Although we believe that our plans and objectives reflected in or suggested by such forward-looking statements are reasonable, we may not achieve such plans or objectives. You should read this report completely and with the understanding that actual future results may be materially different from what we expect. We will not update forward-looking statements even though our situation may change in the future.

Specific factors that might cause actual results to differ from our expectations, include, but are not limited to:

- economic, competitive, demographic, business and other conditions in our markets;
- a decline in patient referrals;
- changes in the rates or methods of third-party reimbursement for diagnostic imaging services;
- the termination of our contracts with radiology practices;
- the availability of additional capital to fund capital expenditure requirements;
- burdensome lawsuits against our contracted radiology practices and us;
- reduced operating margins due to our managed care contracts and capitated fee arrangements;
- any failure on our part to comply with state and federal anti-kickback and anti-self-referral laws or any other applicable healthcare regulations;
- our substantial indebtedness, debt service requirements and liquidity constraints;

- risks related to our senior notes and healthcare securities generally; and
- other factors discussed in the "Risk Factors" section or elsewhere in this report.

All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur.

RISK FACTORS

An investment in our common stock or notes involves a high degree of risk. You should carefully consider the risk factors listed below, as well as the other information included or incorporated in this report, before investing in our common stock or notes.

Risks Related to Our Company and Our Industry

Our revenue is dependent on referrals.

We generate most of our revenue from fees charged for the use of our diagnostic imaging equipment at our centers. This revenue depends on referrals from third parties, many of which are made by physicians who have no contractual relationship with us. We also generate revenue from service fees that we receive from the contracted radiology practices. If a sufficiently large number of physicians discontinues referring patients to us, our procedure volume could decrease, which would reduce our revenue and operating margins.

Further, commercial third-party payors have implemented programs to control costs that could limit the ability of physicians to refer patients to us. For example, prepaid healthcare plans, such as health maintenance organizations, in certain instances provide diagnostic imaging services directly and contract directly with providers and require their enrollees to obtain these services from only these providers. Some insurance companies and self-insured employers also limit these services to contracted providers. These "closed panel" systems are now common in the managed care environment. Other systems create an economic disincentive for referrals to providers outside of the system's designated panel of providers. We may not be able to compete successfully for managed care contracts against entities with greater resources within a market area.

Changes in third-party payment rates or methods for diagnostic imaging services could create downward pricing pressure, which would result in a decline in our revenue and harm our financial position.

Our revenue is derived through our ownership, operation and management of diagnostic imaging centers and from service fees paid to us by contracted radiology practices. Substantially all of the revenue of our diagnostic imaging centers and the contracted radiology practices is currently derived from commercial third-party payors, government sponsored healthcare programs (principally, Medicare and Medicaid) and private and other payors. For 2002, revenue generated at our diagnostic imaging centers consisted of 64% from commercial third-party payors, 27% from Medicare and Medicaid, and 9% from private and other payors.

Rates paid by commercial third-party payors are based on established physician and hospital charges and are generally higher than Medicare payment rates. Any decrease in the relative number of patients covered by commercial third-party payors could decrease our revenue.

Any change in the rates of or conditions for reimbursement from commercial third-party payors, Medicare or Medicaid could substantially reduce the amounts reimbursed to us or our contracted radiology practices for services provided. These reductions could have a significant adverse effect on our revenue and financial results by creating downward pricing pressure.

We could be harmed if the contracted radiology practices terminate their agreements with us or lose a significant number of radiologists.

Our diagnostic imaging services include a professional component that must be provided by radiologists who are not directly employed by us. We do not control the radiologists who perform professional services for us. Instead, these radiologists are employed by the contracted radiology practices that maintain agreements with us. These agreements typically have terms of between 10 and 40 years, but may be terminated by either party under certain limited conditions. Depending on the termination event, the radiology practice may have the right to require us to sell, assign and transfer to it, the assets and related liabilities and obligations associated with the professional and technical radiology services provided by the radiology practice immediately prior to the termination. The termination or material modification of any of them could reduce our revenue.

If a significant number of radiologists terminate their relationships with the contracted radiology practices and the radiology practices cannot recruit sufficient qualified radiologists to fulfill practice obligations under our agreements with them, our ability to maximize the use of our diagnostic imaging centers could be adversely affected. Competition in recruiting radiologists may make it difficult for contracted radiology practices to maintain adequate levels of radiologists. Neither we nor the contracted radiology practices maintain insurance on the lives of any affiliated physicians.

We could be harmed if our Texas joint venture imaging center partnerships are terminated.

Five of our imaging centers in Texas conduct operations through our joint ventures with a hospital company. The term of each joint venture expires on December 31, 2003, with automatic one year extensions unless we or our joint venture partner give a notice to terminate. If such a notice to terminate is given by either us or our joint venture partner, then our joint venture partner will have the option to buy our ownership interests in the joint ventures at fair market value. Although we would be compensated in the event of a buyout, our revenues and financial results could be negatively affected by a buy-out unless we can deploy the capital advantageously.

We may not be able to successfully complete our market development plans.

We intend to increase our presence in existing markets through acquisitions of centers, developing de novo centers and adding additional equipment at existing centers, establishing additional joint venture and outsourcing relationships and selectively entering into contractual relationships with high-quality, profitable radiology practices. We may not be able to expand either within our existing markets or in new markets. In addition, any expansion may not be beneficial to our overall strategy, and any such expansion may not ultimately produce returns that justify our investment.

Our ability to expand is dependent upon many factors, including our ability to:

- identify attractive and willing candidates for acquisitions, joint ventures or outsourcing relationships;
- adapt our structure to comply with federal and state legal requirements affecting our arrangements with contracted radiology practices, including state prohibitions on fee-splitting, corporate practice of medicine and self-referrals;
- obtain regulatory approvals and certificates of need, where necessary, and comply with licensing and certification requirements applicable to our diagnostic imaging centers, the contracted radiology practices and the physicians associated with the contracted radiology practices;
- recruit a sufficient number of qualified radiology technologists;
- expand our infrastructure and management; and
- obtain adequate financing.

Our ability to expand is also dependent on our ability to compete for opportunities. We may not be able to compete effectively for the acquisition of diagnostic imaging centers, joint venture opportunities or other outsourcing relationships. Our competitors may have better established operating histories and greater resources than we do. Competitors may make it more difficult to complete acquisitions or joint ventures on terms beneficial to us.

Acquisitions involve a number of special risks, including the following:

- possible adverse effects on our operating results;
- diversion of management's attention and resources;
- failure to retain key personnel;
- difficulties in integrating new operations into our existing management infrastructure;
- amortization or write-offs of acquired intangible assets; and
- risks associated with unanticipated events or liabilities.

Additionally, although we will continue to structure our operations in an effort to comply with applicable antitrust laws, federal or state governmental authorities may view us as being dominant in a particular market and, therefore, cause us to divest ourselves of relationships or assets.

We and the contracted radiology practices may become subject to burdensome lawsuits.

We may be subject to professional liability claims, including, without limitation, for improper use or malfunction of our diagnostic imaging equipment. Our operations, as well as the services we provide on behalf of the contracted radiology practices, also may be subject to lawsuits for inappropriate use or disclosure of individually-identifiable patient health information. We maintain insurance policies with coverages that we believe are appropriate in light of the risks attendant to our business and consistent with industry practice. We also require the contracted radiology practices to maintain professional liability insurance consistent with industry practice. However, adequate liability insurance may not be available to us and the contracted radiology practices in the future at acceptable costs or at all.

Providing medical services entails the risk of professional malpractice and other similar claims. The physicians employed by the contracted radiology practices are from time to time subject to malpractice claims. We structure our relationships with the practices under our agreements with them in a manner that we believe does not constitute the practice of medicine by us or subject us to professional malpractice claims for acts or omissions of physicians in the contracted radiology practices. Nevertheless, claims, suits or complaints relating to services provided by the contracted radiology practices may be asserted against us in the future, including malpractice.

Any claim made against us not fully covered by insurance could be costly to defend against, result in a substantial damage award against us and divert the attention of our management from our operations, which could have an adverse effect on our financial performance. In addition, claims might adversely affect our business or reputation.

We have assumed and succeeded to substantially all of the obligations of some of the operations that we have acquired. Therefore, claims may be asserted against us for events that occurred prior to these acquisitions. In connection with our acquisitions, the sellers of the operations that we have acquired have agreed to indemnify us for certain claims. However, we may not be able to collect payment under these indemnity agreements, which could affect us adversely.

Most of our imaging modalities require the utilization of radiation, and certain imaging modalities utilize radioactive materials. These operations generate regulated waste and could subject us to regulation, related costs and delays and potential liabilities for injuries or violations of environmental, health and safety laws.

Most of our imaging modalities utilize radiation, and certain imaging modalities utilize radioactive material. These operations generate medical and other regulated wastes. Storage, use and disposal of these materials and waste products present the risk of accidental environmental contamination and physical injury. We are subject to federal, state and local regulations governing storage, handling and disposal of these materials. We cannot completely eliminate the risk of accidental contamination or injury from these hazardous materials. In the event of an accident, we would be held liable for any resulting damages, and any liability could exceed the limits of or fall outside the coverage of our insurance. We may not be able to maintain insurance on acceptable terms, or at all. We could incur significant costs and the diversion of our management's attention to comply with current or future environmental, health and safety laws and regulations.

We may experience competition from other diagnostic imaging companies. This competition could adversely affect our revenue and our business.

The market for diagnostic imaging services is competitive. We compete principally on the basis of our reputation for providing multiple modalities, our conveniently located centers and our cost-effective, high-quality diagnostic imaging services. We compete locally with groups of radiologists, established hospitals, clinics and certain other independent organizations that own and operate imaging equipment. Our major national competitors include Alliance Imaging, Inc., HEALTHSOUTH Corporation, InSight Health Services Corp., Medical Resources, Inc., Syncor International Corporation and U.S. Diagnostic, Inc. Some of our local or national competitors that provide diagnostic imaging services may now or in the future have access to greater financial resources than we do and may have access to newer, more advanced equipment.

In addition, in the past some non-radiologist physician practices have refrained from establishing their own diagnostic imaging centers because of the federal physician self-referral legislation. Final regulations issued in January 2001 clarify certain of the exceptions to the physician self-referral legislation, which may create opportunities for and encourage some physician practices to establish their own diagnostic imaging centers within their group practices, which may compete with us.

Technological change in our industry could reduce the demand for our services and require us to incur significant costs to upgrade our equipment.

Technological change in the diagnostic imaging industry has been gradual. In the future, however, the development of new technologies or refinements of existing modalities may make our existing equipment technologically or economically obsolete, or cause a reduction in the value of, or reduce the need for, our services. Diagnostic imaging equipment is currently manufactured by numerous companies. Competition among manufacturers for a greater share of the diagnostic imaging equipment market may result in technological advances in the speed and imaging capacity of new equipment. Consequently, the obsolescence of our equipment may be accelerated. We may not have the financial ability to acquire the new or improved equipment.

A failure to meet our capital expenditure requirements could adversely affect our business.

We operate in a capital intensive, high fixed-cost industry that requires significant amounts of capital to fund operations, particularly the initial start-up and development expenses of new diagnostic imaging centers and the acquisition of additional centers and new diagnostic imaging equipment. We incur capital expenditures to, among other things:

- upgrade and replace existing equipment;
- purchase new diagnostic imaging equipment; and
- expand within our existing markets and enter new markets.

To the extent we are unable to generate sufficient cash from our operations, funds are not available under our credit facility or we are unable to structure or obtain operating leases, we may be unable to meet our capital expenditure requirements. Furthermore, we may not be able to raise any necessary additional funds through bank financing or the issuance of equity or debt securities on terms acceptable to us, if at all.

Our success depends in part on our key personnel and we may not be able to retain sufficient qualified personnel.

Our success depends in part on our ability to attract and retain qualified senior and executive management, managerial and technical personnel. Competition in recruiting these personnel may make it difficult for us to continue our growth and success. The loss of their services or our inability in the future to attract and retain management and other key personnel could hinder the implementation of our business strategy. We do not maintain key person insurance for any of our executive officers. Recently, there has been a shortage in certain of our markets of qualified radiology technologists, the personnel who operate our equipment. If we are unable to recruit and retain a sufficient number of qualified technologists, we will be unable to operate our centers at maximum capacity.

Our inability to enforce non-compete agreements with the radiologists may increase competition.

Each of the contracted radiology practices under our comprehensive services model has entered into agreements with its physician shareholders and full-time employed radiologists that generally prohibit those shareholders and radiologists from competing for a period of two years within defined geographic regions after they cease to be owners or employees, as applicable. In most states, a covenant not to compete will be enforced only:

- to the extent it is necessary to protect a legitimate business interest of the party seeking enforcement;
- if it does not unreasonably restrain the party against whom enforcement is sought; and
- if it is not contrary to public interest.

Enforceability of a non-compete covenant is determined by a court based on all of the facts and circumstances of the specific case at the time enforcement is sought. For this reason, it is not possible to predict whether, or to what extent, a court will enforce the contracted radiology practices' covenants. The inability of the contracted radiology practices or us to enforce radiologists' non-compete covenants could result in increased competition from individuals who are knowledgeable about our business strategies and operations.

It is difficult to estimate our uncollectible accounts receivable and contractual allowances for billed charges, which may impact our earnings.

Due to the complex nature of billing for healthcare services, it is difficult for us to estimate our uncollectible accounts receivable and our contractual allowances for billed charges. If we have to revise our estimates and our existing reserves are not adequate, this may impact our earnings. In late 2000, we engaged in an extensive review of our collection processes and our method of determining allowances for contractual adjustments and bad debts. At that time, management determined, based on reports and analyses not previously available, that the estimation process needed to be revised and that a portion of our accounts receivable were no longer collectible. Accordingly, we incurred a $13.3 million pre-tax charge for uncollectible accounts receivable during the fourth quarter of 2000.

Our ability to maximize the use of our diagnostic imaging equipment may be subject to seasonality.

During the summer months of 2002, our average daily diagnostic imaging procedures decreased, which adversely affected our revenues during those months. The decrease in average daily diagnostic imaging procedures may have resulted from referring physicians or their patients taking vacation. We cannot give any assurance that our future procedure volume and revenues will not be adversely affected by similar circumstances during the summer months or other traditional vacation times of the year.

Our recorded goodwill amounts may be impaired under new accounting standards.

At December 31, 2002, we had approximately $28.5 million recorded as goodwill. On an annual basis, we assess our recorded goodwill amounts for impairment by applying a fair-value-based test. If our goodwill is impaired, we are required to record a non-cash charge by writing down all or a portion of our recorded goodwill amounts. Such a write down could have a material impact on our results of operations in 2003 or future periods.

Managed care contracts and capitated fee arrangements could reduce our operating margins.

During 2002, approximately 95% of revenue generated at our diagnostic imaging centers was derived from payments made on a fee-for-service basis and approximately 5% was derived from capitated arrangements. Under capitated or other risk-sharing arrangements, the healthcare provider typically is paid a pre-determined amount per-patient per-month from the payor in exchange for providing all necessary covered services to patients covered under the arrangement. These contracts pass much of the financial risk of providing outpatient diagnostic imaging services, including the risk of over-use, from the payor to the provider. Our success will depend in part on our ability to negotiate effectively, on behalf of the contracted radiology practices and the diagnostic imaging centers that we own, operate or manage, contracts with HMOs, employer groups and other third-party payors for services to be provided on a risk-sharing or capitated basis by some or all of the radiology practices and/or diagnostic imaging centers. Risk-sharing arrangements result in better revenue predictability, but more unpredictability of expenses and, consequently, profitability. We may not be able to negotiate satisfactory arrangements on a capitated or other risk-sharing basis, on behalf of our diagnostic imaging centers or the contracted radiology practices. In addition, to the extent that patients or enrollees covered by these contracts require more frequent or extensive care than anticipated, we would incur unanticipated costs not offset by additional revenue, which would reduce operating margins.

We may be unable to generate revenue when our equipment is not operational.

Timely, effective service is essential to maintaining our reputation and high utilization rates on our imaging equipment. Our warranties and maintenance contracts do not compensate us for loss of revenue when our systems are not fully operational. Equipment manufacturers may not be able to perform repairs or supply needed parts in a timely manner. Thus, if we experience more equipment malfunctions than anticipated or if we are unable to promptly obtain the service necessary to keep our equipment functioning effectively, our revenue could decline and our ability to provide services would be harmed.

Our corporate organizational documents could discourage acquisition proposals and make difficult a change of control.

Certain provisions of Radiologix's Restated Certificate of Incorporation, as amended, Radiologix's Amended and Restated Bylaws and Delaware law could discourage potential acquisition proposals, delay or prevent a change in control of Radiologix and, consequently, limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include the inability to remove directors except for cause and our ability to issue, without further stockholder approval, shares of preferred stock with rights and privileges senior to the common stock. We are also subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an "interested stockholder" for three years after the stockholder became an interested stockholder.

We have also entered into employment agreements with our three executive officers, which contain provisions that require us to pay certain amounts to the executives upon their termination following a change of control. These agreements may delay or prevent a change of control of Radiologix.

Risks Relating to Government Regulation of Our Business

State and federal anti-kickback and anti-self-referral laws may adversely affect our income.

Various federal and state laws govern financial arrangements among healthcare providers. The federal anti-kickback law prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce, the referral of Medicare, Medicaid, or other federal healthcare program patients, or in return for, or to induce, the purchase, lease or order of items or services that are covered by Medicare, Medicaid, or other federal healthcare programs. Similarly, many state laws prohibit the solicitation, payment or receipt of remuneration in return for, or to induce the referral of patients in private as well as government programs. Violation of these anti-kickback laws may result in substantial civil or criminal penalties for individuals or entities and/or exclusion from federal or state healthcare programs. We believe that we are operating in compliance with applicable law and believe that our arrangements with providers would not be found to violate the anti-kickback laws. However, these laws could be interpreted in a manner inconsistent with our operations.

Federal law prohibiting physician self-referrals (the "Stark Law") prohibits a physician from referring Medicare or Medicaid patients to an entity for certain "designated health services" if the physician has a prohibited financial relationship with that entity, unless an exception applies. Certain radiology services are considered "designated health services" under the Stark Law. Although we believe that our operations do not violate the Stark Law, our activities may be challenged. If a challenge to our activities is successful, it could have an adverse effect on our operations. In addition, legislation may be enacted in the future that further addresses Medicare and Medicaid fraud and abuse or that imposes additional requirements or burdens on us.

All of the states in which our diagnostic imaging centers are located have adopted a form of anti-kickback law and almost all of those states have also adopted a form of Stark Law. The scope of these laws and the interpretations of them vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. A determination of liability under the laws described in this risk factor could result in fines and penalties and restrictions on our ability to operate in these jurisdictions.

Enforcement of federal and state privacy and associated laws may adversely affect our income.

How providers and their business associates use and disclose certain healthcare information has come under increasing public sensitivity and scrutiny. Additional risks for healthcare providers and their business associates are posed by the new HIPAA federal standards which set forth guidelines concerning how individually-identifiable health information may be used and disclosed. Historically, state law has governed confidentiality issues. But as a result of the enactment of HIPAA, some states are considering revisions to their existing laws and regulations. These changes may or may not be consistent with the federal HIPAA provisions. As a provider of healthcare services, we must conform to all applicable laws, both federal and state. We believe that our operations are compliant with these legal standards. Nevertheless, these laws and regulations are new and few have been interpreted by government regulators or courts. Consequently, our interpretations and activities may be challenged. If a challenge to our activities is successful, it could have an adverse effect on our operations.

Federal False Claims Act violations could affect our participation in government programs.

The Federal False Claims Act provides, in part, that the federal government may bring a lawsuit against any person whom it believes has knowingly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or who has made a false statement or used a false record to get a claim approved. The Federal False Claims Act further provides that a lawsuit thereunder may be initiated in the name of the United States by an individual who is an original source of the allegations. The government has taken the position that claims presented in violation of the federal anti-kickback law or Stark Law may be considered a violation of the Federal False Claims Act. Penalties include fines ranging from $5,500 to 11,000 for each false claim, plus three times the amount of damages that the federal government sustained because of the act of that person. We believe that we are in compliance with the rules and regulations that apply to the Federal False Claims Act. However, we could be found to have violated certain rules and regulations resulting in sanctions under the Federal False Claims Act. If we are found in violation, any sanctions imposed could result in fines and penalties and restrictions on and exclusions from participation in federal and state healthcare programs that are integral to our business.

Our agreements with the contracted radiology practices must be structured to avoid the corporate practice of medicine and fee-splitting.

The laws of many states, including many of the states in which the contracted radiology practices are located, prohibit us from exercising control over the medical judgments or decisions of physicians and from engaging in certain financial arrangements, such as splitting professional fees with physicians. These laws and their interpretations vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. A component of our business has been to enter into service agreements with radiology practices. We provide management, administrative, technical and other non-medical services to the radiology practices in exchange for a service fee. We structure our relationships with the radiology practices, including the purchase of diagnostic imaging centers, in a manner that we believe keeps us from engaging in the practice of medicine or exercising control over the medical judgments or decisions of the radiology practices or their physicians or violating the prohibitions against fee-splitting. State regulatory authorities or other parties may assert that we are engaged in the corporate practice of medicine or that the payment of service fees to us by the radiology practices constitutes fee-splitting. If such a claim were successfully asserted, we could be subject to civil and criminal penalties and could be required to restructure or terminate the applicable contractual arrangements. This result, or our inability to successfully restructure our relationships to comply with these statutes, could jeopardize our business strategy.

Licensing and certification laws may limit our ability to expand.

Ownership, construction, operation, expansion and acquisition of diagnostic imaging centers are subject to various federal and state laws, regulations and approvals concerning licensing of centers, personnel, certificates of need and other required certificates for certain types of healthcare centers and major medical equipment. The laws of some of the states in which we operate limit our ability to acquire new diagnostic imaging equipment or expand or replace our existing equipment at diagnostic imaging centers in those states. In addition, free-standing diagnostic imaging centers that provide services that are not performed as part of a physician office must meet Medicare requirements to be certified as an independent diagnostic testing facility to bill the Medicare and Medicaid programs. We may not be able to receive the required regulatory approvals for any future acquisitions, expansions or replacements, and the failure to obtain these approvals could limit the market for our services.

The regulatory framework is uncertain and evolving.

Healthcare laws and regulations may change significantly in the future. We continuously monitor these developments and modify our operations from time to time as the regulatory environment changes. We cannot assure you, however, that we will be able to adapt our operations to address new regulations or that new regulations will not adversely affect our business. In addition, although we believe that we are operating in compliance with applicable federal and state laws, neither our current or anticipated business operations nor the operations of the contracted radiology practices have been the subject of judicial or regulatory interpretation. We cannot assure you that a review of our business by courts or regulatory authorities will not result in a determination that could adversely affect our operations or that the healthcare regulatory environment will not change in a way that restricts our operations.

Certain states have enacted statutes or adopted regulations affecting risk assumption in the healthcare industry, including statutes and regulations that subject any physician or physician network engaged in risk-based managed care contracting to applicable insurance laws and regulations. These laws and regulations may require physicians and physician networks to meet minimum capital requirements and other safety and soundness requirements. Implementing additional regulations or compliance requirements could result in substantial costs to us and the contracted radiology practices and limits our ability to enter into capitated or other risk sharing managed care arrangements.

Risks Related to Notes

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations on our notes or notes issued to replace them.

At December 31, 2002, we had approximately $178.2 million of indebtedness. In addition, we have the ability to borrow up to $35 million under our credit facility. Also, subject to restrictions in the indenture and the credit facility, we may incur additional indebtedness.

Our high level of indebtedness could have important consequences, including the following:

- our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;
- we must use a substantial portion of our cash flow from operations to pay interest on our notes and our other indebtedness, which will reduce the funds available to us for other purposes;
- all of the indebtedness outstanding under the credit facility is secured by substantially all of our assets and will mature prior to any notes;
- our high level of indebtedness could place us at a competitive disadvantage to our competitors that have less debt;
- some of our debt has a variable rate of interest, which exposes us to the risk of increased interest rates; and
- our high level of indebtedness makes us more vulnerable to economic downturns and adverse developments in our business.

We expect to obtain the money to pay our expenses and to pay the amounts due under our notes and other debt from our operations and from borrowings under our credit facility. Our ability to meet our expenses thus depends on our future performance, which will be affected by financial, business, economic and other factors. We will not be able to control many of these factors, such as economic conditions in the markets where we operate and pressure from competitors. Our business may not generate sufficient cash flow from operations in the future, our currently anticipated growth in revenue and cash flow may not be realized on schedule and future borrowings may not be available to us under our credit facility in an amount sufficient to enable us to repay indebtedness, including our notes, or to fund other liquidity needs. If we do not have enough money, we may be required to refinance all or part of our then existing debt (including our notes), sell assets or borrow more money. We cannot guarantee that we will be able to do so on terms acceptable to us, or at all. In addition, the terms of existing or future debt agreements, including our credit facility and any indenture, may restrict us from adopting any of these alternatives. The failure to generate sufficient cash flow or to achieve these alternatives could significantly adversely affect the value of our notes and our ability to pay the amounts due under them.

Because our notes are unsecured, the right to enforce remedies is limited by the rights of holders of secured debt.

Our notes are not secured. Our credit facility is secured by substantially all of our assets and a pledge of the capital stock of all of our wholly owned subsidiaries. If we become insolvent or are liquidated, or if any payment under the credit facility is accelerated, our lenders will be entitled to exercise the remedies available to a secured lender under applicable law and will have a claim on those assets before the holders of any notes. The liquidation value of our assets may not be sufficient to repay in full any indebtedness under the credit facility, as well as our other indebtedness, including our notes.

Our ability to repay our notes and our other debt depends on cash flow from our subsidiaries, some of which are not obligated to make funds available to make payments on notes.

Radiologix is a holding company. Its only material assets are its ownership interests in its subsidiaries. Consequently, it depends on distributions or other intercompany transfers of funds from its subsidiaries to meet its debt service and other obligations, including with respect to its notes. Our non-guarantor subsidiaries are not obligated to make funds available for payment on our notes. Only our subsidiaries that are not unrestricted subsidiaries will guarantee our notes. The financial statements included in this report are presented on a consolidated basis, including all of our subsidiaries. The aggregate total assets at December 31, 2002 of our subsidiaries that are not guarantors of our notes were $10.9 million, or 3.6% of our total assets at December 31, 2002. The operating results of our guarantor subsidiaries may not be sufficient to enable us to make payments on our notes. In addition, our rights and the rights of our creditors, including holders of our notes, to participate in the assets of any of our non guarantor subsidiaries upon their liquidation or recapitalization will generally be subject to the prior claims of those subsidiaries' creditors. As a result, our notes are effectively subordinated to the indebtedness of the non-guarantor subsidiaries. As of December 31, 2002, the total liabilities of our non-guarantor subsidiaries, excluding intercompany liabilities, were $3.6 million.

The indenture for our notes and our credit facility impose significant operating and financial restrictions, which may prevent us from pursuing certain business opportunities and taking certain actions.

The indenture for our notes and our credit facility impose significant operating and financial restrictions on us. These restrictions limit our ability to, among other things:

- borrow money;
- pay dividends on or redeem or repurchase our stock;
- make investments;
- create liens;
- sell certain assets or merge with or into other companies;
- enter into certain transaction with affiliates;
- sell stock in our subsidiaries; and
- restrict dividends, distributions or other payments from our subsidiaries.

In addition, our senior credit facility requires us to maintain specified financial ratios. These covenants could adversely affect our ability to finance our future operations or capital needs and pursue available business opportunities. A breach of any of these covenants or our inability to maintain the required financial ratios could result in a default in respect of the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable and proceed against any collateral securing that indebtedness. Acceleration of our other indebtedness could result in a default under the terms of the indentures governing our notes and our assets may not be sufficient to satisfy our obligations under our indebtedness, including our notes.

A court could cancel the guarantees under certain circumstances.

Each of our subsidiaries that is not an unrestricted subsidiary guarantees our notes. If, however, a guarantor becomes a debtor in a case under the United States Bankruptcy Code or encounters other financial difficulty, under federal or state fraudulent conveyance laws a court might avoid (that is, cancel) its guarantee. The court might do so if it found that, when the guarantor entered into its guarantee or, in some states, when payments became due under its guarantee, it (i) received less than reasonably equivalent value or fair consideration for the guarantee and (ii) either (a) was or was rendered insolvent, (b) was left with inadequate capital to conduct its business, or (c) believed or should have believed that it would incur debts beyond its ability to pay. The court might also avoid a guarantee, without regard to the above factors, if it found that the guarantor entered into its guarantee with actual intent to hinder, delay, or defraud its creditors.

A court would likely find that a guarantor did not receive reasonably equivalent value or fair consideration for its guarantee unless it benefited directly or indirectly from the issuance of our notes. If a court avoided a guarantee, a note holder would no longer have a claim against the guarantor. In addition, the court might direct a note holder to repay any amounts already received from the guarantor. If the court were to avoid any guarantor's guarantee, we cannot assure a note holder that funds would be available to pay our notes from another guarantor or from any other source.

The test for determining solvency for purposes of the foregoing will depend on the law of the jurisdiction being applied. In general, a court would consider an entity insolvent either if the sum of its existing debts exceeds the fair value of all its property, or if the present fair saleable value of its assets is less than the amount required to pay the probable liability on its existing debts as they become due. For this analysis, "debts" includes contingent and unliquidated debts.

The indenture states that the liability of each guarantor on its guarantee is limited to the maximum amount that the subsidiary can incur without risk that the guarantee will be subject to avoidance as a fraudulent conveyance. This limitation may not protect the guarantees from a fraudulent conveyance attack or, if it does, that the guarantees will be in amounts sufficient, if necessary, to pay obligations under our notes when due.

We may not be able to satisfy our obligations to holders of our notes upon a change of control.

Upon the occurrence of a "change of control," as defined in our indenture, a note holder will have the right to require us to purchase our notes at a price equal to 101% of the principal amount, together with any accrued and unpaid interest and liquidated damages, if any, to the date of purchase. Our failure to purchase, or give notice of purchase of, our notes would be a default under the indenture, which would in turn be a default under our senior credit facility. Moreover, our failure to repay all amounts outstanding under our senior credit facility upon a default would also be a default under the indenture.

In addition, a change of control may constitute an event of default under our credit facility. A default under our credit facility will result in an event of default under the indenture if the lenders accelerate the debt under our senior credit facility.

If a change of control occurs, we may not have enough assets to satisfy all obligations under our credit facility and the indenture related to our notes. Upon the occurrence of a change of control, we could seek to refinance the indebtedness under our credit facility and our notes or obtain a waiver from the lenders or the note holders. We may not be able to obtain a waiver or refinance our indebtedness on commercially reasonable terms, if at all.

No established trading market exists for our notes, and note holders may not be able to sell them quickly or at the price that note holders paid.

We do not intend to list our notes on any securities exchange or to arrange for quotation on any automated dealer quotation system. We expect that our notes will be designated for trading in the PORTAL market. Jefferies & Company, Inc. and Deutsche Banc Alex Brown make a market in the notes, but they are not obligated to do so. They may discontinue any market making at any time, in their sole discretion. As a result, we cannot assure you as to the liquidity of any trading market for the notes.

Note holders may not be able to sell notes at a particular time or at favorable prices. We also cannot assure note holders as to the level of liquidity of the trading market for the notes. As a result, note holders may be required to bear the financial risk of their investment in the notes indefinitely. Future trading prices of the notes may be volatile and will depend on many factors, including:

- our operating performance and financial condition;
- the interest of securities dealers in making a market for our notes; and
- the market for similar securities.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Radiologix's exposure to market risk for a change in interest rates relates primarily to Radiologix's cash equivalents and its senior credit facility. At December 31, 2002, Radiologix had no borrowings outstanding under its senior credit facility. Radiologix's notes bear interest at fixed rates.

Item 8. *Financial Statements and Supplementary Data*

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Radiologix, Inc.

We have audited the accompanying consolidated balance sheet of Radiologix, Inc. as of December 31, 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. Our audit also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit. The financial statements and schedule of Radiologix, Inc. for the years ended December 31, 2001 and 2000, were audited by other auditors who have ceased operations and whose report dated February 11, 2002, expressed an unqualified opinion on those statements and schedule.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Radiologix, Inc. at December 31, 2002 and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the 2002 basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set therein.

As discussed above, the financial statements of Radiologix, Inc. as of December 31, 2001 and 2000, and for the years then ended were audited by other auditors who have ceased operations. As described in Note 2, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards (Statement) No. 142, *Goodwill and Other Intangible Assets*, which was adopted by the Company as of January 1, 2002, and Statement No. 148, *Accounting for Stock Based Compensation — Transition and Disclosure*, which was adopted by the Company for the year ended December 31, 2002. Our audit procedures with respect to the disclosures in Note 2 with respect to 2001 and 2000 included (a) agreeing the previously reported net income to the previously issued financial statements, (b) agreeing the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill to the Company's underlying records obtained from management, (c) agreeing the adjustments to reported net income representing stock-based compensation expense determined under fair value based method for all awards (including any related tax effects) to the Company's underlying records obtained from management, (d) testing the mathematical accuracy of the reconciliation of reported net income to adjusted net income, and the related earnings per share amounts, and (e) testing the mathematical accuracy of the reconciliation of reported net income to pro forma net income, and the related earnings per share amounts. In our opinion, the disclosures for 2001 and 2000 in Note 2 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 financial statements taken as a whole.

ERNST & YOUNG LLP

Dallas, Texas
February 7, 2003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Radiologix, Inc.:

We have audited the accompanying consolidated balance sheets of Radiologix, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Radiologix Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index of the consolidated financial statements is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

February 11, 2002
Dallas, Texas

Copy of report previously issued; Andersen has not reissued their report.

RADIOLOGIX, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2001	2002
	(In thousands, except share data)	
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 10,761	$ 19,153
Accounts receivable, net of allowances of $24,119 and $23,462 in 2001 and 2002, respectively	71,325	69,377
Due from affiliates	2,673	5,100
Income tax receivable	350	—
Other current assets	10,517	7,225
Total current assets	95,626	100,855
PROPERTY AND EQUIPMENT, net	60,339	62,103
INVESTMENTS IN JOINT VENTURES	7,095	10,149
GOODWILL	28,510	28,510
INTANGIBLE ASSETS, net	69,583	72,151
DEFERRED FINANCING COSTS, net	10,837	9,719
OTHER ASSETS	12,735	12,604
Total assets	$284,725	$296,091
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 17,743	$ 19,145
Accrued physician retention	8,832	8,216
Accrued salaries and benefits	8,318	8,268
Current portion of long-term debt	398	266
Current portion of capital lease obligations	5,066	4,052
Other current liabilities	55	458
Total current liabilities	40,412	40,405
DEFERRED INCOME TAXES	6,619	4,200
LONG-TERM DEBT, net of current portion	160,700	160,412
CONVERTIBLE DEBT	24,205	11,980
CAPITAL LEASE OBLIGATIONS, net of current portion	6,783	1,519
DEFERRED REVENUE	—	7,721
OTHER LIABILITIES	348	147
Total liabilities	239,067	226,384
COMMITMENTS AND CONTINGENCIES	—	—
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	1,182	1,340
STOCKHOLDERS' EQUITY:		
Preferred stock, $.0001 par value; 10,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $.0001 par value; 50,000,000 shares authorized; 19,698,154 and 21,695,153 shares issued and outstanding in 2001 and 2002, respectively	2	2
Treasury stock	—	(180)
Additional paid-in capital	347	13,662
Retained earnings	44,127	54,883
Total stockholders' equity	44,476	68,367
Total liabilities and stockholders' equity	$284,725	$296,091

The accompanying notes are an integral part of these consolidated financial statements.

RADIOLOGIX, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2000	2001	2002
	(In thousands, except share data)		
SERVICE FEE REVENUE	$ 246,687	$ 276,650	$ 283,889
COSTS AND EXPENSES:			
Salaries and benefits	66,567	75,667	83,986
Field supplies	13,265	16,514	17,493
Field rent and lease expense	30,191	34,378	32,867
Other field expenses	45,871	47,339	46,927
Bad debt expense	34,389	25,682	24,390
Merger related costs	1,772	1,000	—
Supplemental incentive compensation	—	615	—
Severance and other related costs	—	—	978
Corporate general and administrative	10,571	13,855	14,674
Impairment charge on long-lived assets	—	—	2,700
Loss on early extinguishment of debt	—	4,730	—
Depreciation and amortization	22,118	23,504	26,472
Interest expense, net	18,036	15,540	18,858
Total costs and expenses	242,780	258,824	269,345
INCOME BEFORE EQUITY IN EARNINGS OF INVESTMENTS, NON-OPERATING INCOME, MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES AND INCOME TAXES	3,907	17,826	14,544
Equity in earnings of investments	4,274	5,017	4,568
Non-operating income	—	1,300	—
Minority interests in consolidated subsidiaries	(948)	(1,092)	(1,185)
INCOME BEFORE INCOME TAXES	7,233	23,051	17,927
Income tax expense	2,900	9,220	7,171
NET INCOME	$ 4,333	$ 13,831	$ 10,756
NET INCOME PER COMMON SHARE:			
Basic	$ 0.22	$ 0.71	$ 0.51
Diluted	$ 0.22	$ 0.66	$ 0.48
WEIGHTED AVERAGE SHARES OUTSTANDING:			
Basic	19,494,959	19,559,185	20,957,026
Diluted	19,808,520	22,652,372	23,967,427

The accompanying notes are an integral part of these consolidated financial statements.

RADIOLOGIX, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Treasury Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount	Shares	Amount			
			(In thousands, except share data)				
BALANCE, January 1, 2000	19,424,053	$2	—	$ —	$ (590)	$25,963	$25,375
Exercise of stock options	83,175	—	—	—	11	—	11
Net income	—	—	—	—	—	4,333	4,333
BALANCE, December 31, 2000	19,507,228	2	—	—	(579)	30,296	29,719
Exercise of stock options	73,048	—	—	—	326	—	326
Common stock issued in connection with terminated merger with SKM	117,878	—	—	—	600	—	600
Net income	—	—	—	—	—	13,831	13,831
BALANCE, December 31, 2001	19,698,154	2	—	—	347	44,127	44,476
Exercise of stock options	399,131	—	—	—	1,090	—	1,090
Dilutive securities converted to common stock	1,625,600	—	—	—	12,225	—	12,225
Treasury stock received from contracted radiology practice	(18,684)	—	18,684	(180)	—	—	(180)
Shares cancelled	(9,048)	—	—	—	—	—	—
Net income	—	—	—	—	—	10,756	10,756
BALANCE, December 31, 2002	21,695,153	$2	18,684	$(180)	$13,662	$54,883	$68,367

The accompanying notes are an integral part of these consolidated financial statements.

RADIOLOGIX, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2000	2001	2002
		(In thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 4,333	$ 13,831	$ 10,756
Adjustments to reconcile net income to net cash provided by operating activities —			
Minority interests in consolidated subsidiaries	948	1,092	1,185
Depreciation and amortization	22,118	23,504	26,472
Equity in earnings of investments	(4,274)	(5,017)	(4,568)
Impairment charge on long-lived assets	—	—	2,700
Non-cash income from receipt of treasury stock	—	—	(180)
Stock issued for termination of merger	—	600	—
Loss on early extinguishment of debt	—	4,730	—
Deferred revenue	—	—	8,130
Changes in operating assets and liabilities			
Accounts receivable, net	(6,232)	(3,110)	(1,376)
Other receivables and other assets	(8,048)	5,329	5,046
Accounts payable and accrued expenses	4,480	57	(2,637)
Net cash provided by operating activities	13,325	41,016	45,528
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property and equipment	(14,002)	(7,184)	(26,800)
Buy out of operating leases	—	(13,910)	—
Cash paid for acquisitions	(10,125)	(906)	—
Contributions to joint ventures	—	(1,263)	(762)
Distributions from joint ventures	1,211	5,214	2,705
Other investments	(144)	(1,055)	(6,363)
Net cash used in investing activities	(23,060)	(19,104)	(31,220)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from senior credit facility, net	14,500	1,795	—
Proceeds from issuance of long-term debt	1,609	160,000	—
Payments on long-term debt	(6,521)	(163,084)	(6,531)
Financing costs	(546)	(13,808)	(475)
Proceeds from the exercise of stock options	11	326	1,090
Net cash provided by (used in) financing activities	9,053	(14,771)	(5,916)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(682)	7,141	8,392
CASH AND CASH EQUIVALENTS, beginning of period	4,302	3,620	10,761
CASH AND CASH EQUIVALENTS, end of period	$ 3,620	$ 10,761	$ 19,153
SUPPLEMENTAL CASH FLOW DISCLOSURE:			
Cash paid for interest	$ 18,036	$ 14,859	$ 18,999
Income taxes paid	$ 11,479	$ 7,504	$ 7,868
NON-CASH TRANSACTIONS DURING THE PERIOD:			
Assets acquired	$ 220	$ —	$ —
Common stock issued	$ —	$ 600	$ —
Treasury stock received	$ —	$ —	$ (180)
Dilutive securities converted to common stock	$ —	$ —	$ 12,225

The accompanying notes are an integral part of these consolidated financial statements.

1. Description of Business

Radiologix, Inc. (together with its subsidiaries, "Radiologix" or the "Company"), a Delaware corporation, is a leading national provider of diagnostic imaging services through its ownership and operation of free-standing, outpatient diagnostic imaging centers. Radiologix utilizes sophisticated technology and technical expertise to perform a broad range of imaging procedures, such as magnetic resonance imaging (MRI), computed tomography (CT), positron emission tomography (PET), nuclear medicine, ultrasound, mammography, bone densitometry (DEXA), general radiography (X-ray) and fluoroscopy. Radiologix operates 117 diagnostic imaging centers located in 17 states, with a concentration of diagnostic imaging centers in markets located in California, Florida, Kansas, Maryland, New York, Texas and Virginia. Radiologix offers multi-modality imaging services at 64 of its diagnostic imaging centers, which provide patients and referring physicians access to advanced diagnostic imaging services in one convenient location.

Radiologix also provides administrative, management and information services to certain radiology practices that provide professional services in connection with its diagnostic imaging centers and to hospitals and radiology practices with which the Company operates joint ventures. The services Radiologix provides leverage its existing infrastructure and improve radiology practice or joint venture profitability, efficiency and effectiveness.

Radiologix has two models by which it contracts with radiology practices: a comprehensive services model and a technical services model. Under the comprehensive services model, the Company enters into a long-term agreement with a radiology practice group (typically 40 years). Under this arrangement, in addition to obtaining technical fees for the use of Radiologix's diagnostic imaging equipment and the provision of technical services, the Company provides management services and receives a fee based on the practice group's professional revenue, including revenue derived from outside of our diagnostic imaging centers. Under the technical services model, the Company enters into a shorter-term agreement with a radiology practice group (typically 10 to 15 years) and pays them a fee based on cash collections from reimbursements for imaging procedures. In both the comprehensive services and technical services models, the Company owns the diagnostic imaging assets and, therefore, receives 100% of the technical reimbursements associated with imaging procedures. Additionally, in most instances, both the comprehensive services and the technical services models contemplate an incentive technical bonus for the radiology group if the net technical income exceeds specified thresholds. The service agreements cannot be terminated by either party without cause, consisting primarily of bankruptcy or material default. However, under certain conditions, Radiologix can terminate the service agreement if the number of physicians in a practice falls below a certain percentage of the total physicians of the radiology practice. Two physicians of two of the contracted radiology practices are members of the board of directors of the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and include the accounts of the Company and its wholly owned and majority owned subsidiaries. All significant intercompany transactions have been eliminated. Investments in entities that the Company does not control, but in which it has a substantial ownership interest and can exercise significant influence, are accounted for using the equity method.

Use of Estimates in the Preparation of the Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, results of operations and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Radiologix considers all highly liquid investments with original maturities of three months or less as cash equivalents.

Accounts Receivable

Accounts receivables principally represent receivables from patients and other third-party payors for medical services provided by the contracted radiology practices and diagnostic imaging centers. Under the terms of the service agreements, Radiologix purchases the accounts receivable at their estimated collectible value from the contracted radiology practices. Accounts receivable for services rendered at the contracted radiology practices and diagnostic imaging centers have been recorded at their established charges and reduced by the estimated contractual allowances and bad debts. Allowances for contractual adjustments and bad debts are provided for accounts receivable based on estimated collection rates. The factors influencing the historical collection experience include the contracted radiology practices' and diagnostic imaging centers' patient mix, impact of managed care contract pricing and contract revenue and the aging of patient accounts receivable balances. As these factors change, the historical collection experience is revised accordingly in the period known. These allowances are reviewed periodically and adjusted based on historical payment rates. Generally, any increase to the contractual allowances would reduce the revenue of the contracted radiology practices and diagnostic imaging centers and therefore, reduce the service fee revenue recorded by Radiologix and any decrease to the contractual allowances would increase the revenue of the contracted radiology practices and diagnostic imaging centers and therefore, increase the service fee revenue provided by Radiologix.

During the fourth quarter of 2000, the Company recorded a $13.3 million charge for uncollectible accounts receivable. During the fourth quarter of 2000, the Company performed an extensive review of its accounts receivable and collection experience utilizing reports and analyses not previously available. Based on this review, the Company believes that the estimation process of determining contractual allowances for billed charges needed to be revised and that a portion of its accounts receivable were no longer collectible. This review allowed the Company to better analyze old accounts receivable, however did not tell the Company what historical collection rates would have been if newly implemented collection policies and procedures had been in place. Accordingly, the increase in the allowance for uncollectible accounts was recognized as an additional bad debt expense as opposed to an increase in contractual allowance. The Company recognized the $13.3 million charge in the 2000 fourth quarter as, a change in the accounting estimate when the information became known.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Property and equipment are depreciated using the straight-line method. Amortization of assets under capital leases is included in depreciation and amortization.

Intangible Assets

The value of intangible assets (consisting primarily of service agreements and goodwill) is stated at the lower of cost or fair value.

Effective January 1, 2002, Radiologix adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") issued by the Financial Accounting Standards Board. Under SFAS No. 142, goodwill and other intangible assets with an indefinite lived useful life are no longer amortized as expenses of operations, but rather carried on the balance sheet as permanent assets. These intangible assets are to be subject to at least annual assessments for impairment by applying a fair-value-based test. As required by SFAS No. 142, intangible assets that do not meet the criteria for recognition apart from goodwill must be reclassified. As a result, $28.5 million of intangible assets, primarily relating to acquired intangible assets, were transferred to goodwill as of January 1, 2002. Amortization of goodwill and other indefinite lived intangible assets amounted to $1.1 million ($665,600, net of tax benefit) of tax and $1.2 million ($749,900 net of tax benefit) for the year ended December 31, 2000 and 2001, respectively.

During the first quarter 2002 we performed the initial impairment test of our Questar operations in accordance with the provisions of SFAS No. 142. We engaged an independent third party valuation specialist to determine the fair value of these operations. Their valuation was completed in the first quarter 2002 and indicated that the fair value of the Questar operations exceeded the carrying value and consequently no impairment was recorded. We plan to conduct our annual impairment test of goodwill and other indefinite lived intangible assets during our first quarter of each subsequent year.

With the adoption of SFAS No. 142, Radiologix ceased amortization of goodwill as of January 1, 2002. The following table presents the results for the years ended December 31, 2000, 2001 and 2002 on a comparable basis (in thousands):

	For the Year Ended December 31,		
	2000	2001	2002
Net Income	$4,333	$13,831	$10,756
Goodwill amortization (net of tax benefit)	666	750	—
Adjusted Net Income	$4,999	$14,581	$10,756
Basic Earnings Per Share:			
Net Income	$ .22	$ .71	$ .51
Goodwill amortization (net of tax benefit)	.03	.03	—
Adjusted Net Income	$ .25	$ .74	$ .51
Diluted Earnings Per Share:			
Net Income	$ .22	$ .66	$ .48
Goodwill amortization (net of tax benefit)	.03	.03	—
Adjusted Net Income	$ .25	$ .69	$ .48

The intangible asset related to the service agreement is recorded on the date of acquisition, and represents the difference between the cost of purchasing the right to manage a radiology practice and the net assets acquired. Under the initial 40-year term of the agreements, the contracted radiology practices have agreed to provide medical services on an exclusive basis only through facilities managed by Radiologix. In the event a contracted radiology practice breaches the service agreement, or if Radiologix terminates with cause, the contracted radiology practice is required to purchase all related tangible and intangible assets, including the unamortized portion of the service agreement intangible asset, at the then net book value. The Company's service agreements, included in the consolidated balance sheets as intangible assets, net, are not considered to have an indefinite lived useful life and will continue to be amortized over a useful life of 25 years. In connection with the restructuring of certain management agreements during 2002 $6.0 million has been capitalized as an addition to service agreements. Accumulated amortization at December 31, 2001 and 2002 amounted to $11.4 million and $14.8 million, respectively. Amortization expense for the years ending December 31, 2000, 2001 and 2002 equated to $3.9 million, $5.2 million and $5.0 million, respectively. We expect amortization expense to approximate $27.1 million over the next five years.

We regularly evaluate the carrying value of the finite lived intangible assets in light of any events or circumstances that may indicate that the carrying amount or amortization period should be adjusted. As of December 31, 2002, we do not believe there are any indicators that the carrying values or the useful lives of these assets need to be adjusted.

Other Assets and Deferred Financing Costs

Deferred financing costs are being amortized over a straight-line method, which approximates the effective interest method. As of December 31, 2001 and 2002, accumulated amortization of deferred financing costs was approximately $272,000 and $1.8 million, respectively.

During the fourth quarter of 2001, the Company recorded a charge of $4.7 million for deferred financing costs related to the termination of its senior credit facility with the proceeds from its $160 million senior notes issuance. The charge is reflected as cost and expenses, loss on early extinguishment of debt in the accompanying consolidated financial statements.

Impairment of Long-Lived Assets

Effective January 1, 2002, Radiologix adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144 supersedes Statement of Financial Accounting Standards No. 121 "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS No. 121"); however, SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also supersedes the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB 30") for segments of a business to be disposed of.

SFAS No. 144 requires impairment losses to be recognized for long-lived assets through operations when indicators of impairment exist and the underlying cash flows are not sufficient to support the assets' carrying value. Potential indicators of impairment can include, but are not limited to the following:

a. History of operating losses or expected future losses

b. Significant adverse change in legal factors

c. Changes in the extent or manner in which the assets are used

d. Current expectations to dispose of the assets by sale or other means

e. Reductions or expected reductions of cash flow

Based on a history of operating losses or expected future losses in our Questar operations, we determined an impairment analysis was warranted. We primarily used an expected sales value to estimate the fair values of our long-lived assets. Sales values were based in part on recent acquisitions made by us, and our knowledge of the business environment. Based on a comparison of our estimated fair value to the carrying values of the long-lived assets, a $2.7 million ($1.6 million net of tax benefit) impairment charge was recorded in December 2002 related to the Questar operations.

Accrued Physician Retention

Accrued physician retention represents amounts payable to contracted radiology practices under the service agreements. The service agreements require Radiologix to remit physician retention to the contracted radiology practices by the end of the subsequent month after the month in which services were rendered.

Revenue Presentation

The Financial Accounting Standards Board's Emerging Issues Task Force issued its abstract, Issue 97-2, "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Arrangements" ("EITF 97-2"). Since Radiologix has not established a "controlling financial interest" under EITF 97-2, Radiologix does not consolidate the contracted radiology practices.

The following table sets forth the amounts of revenue for the contracted radiology practices and diagnostic imaging centers that would have been presented in the consolidated statements of income had Radiologix met the provisions of EITF 97-2 (in thousands):

	2000	2001	2002
Revenue from contracted radiology practices and diagnostic imaging centers, net of contractual allowances	$344,887	$ 383,527	$ 391,553
Less: amounts retained by contracted radiology practices	(98,200)	(106,877)	(107,664)
Service fee revenue, as reported	$246,687	$ 276,650	$ 283,889

Revenue of the contracted radiology practices and diagnostic imaging centers is recorded when services are rendered by the contracted radiology practice and diagnostic imaging center based on established charges and reduced by contractual allowances. In addition, bad debt expense related to established charges is recognized as costs and expenses rather than a deduction of net revenue. The Company uses historical collection experience in estimating its contractual allowances and bad debt expense.

Service fee revenue represents contracted radiology practices' and diagnostic imaging centers' revenue less amounts retained by contracted radiology practices. The amounts retained by contracted radiology practices represents amounts paid to the physicians pursuant to the service agreements between Radiologix and the contracted radiology practices. Under the service agreements, the Company provides each contracted radiology practice with the facilities and equipment used in its medical practice, assumes responsibility for the management of the operations of the practice, and employs substantially all of the non-physician personnel utilized by the contracted radiology practice. Although Radiologix assists in negotiating managed care contracts for the contracted radiology practices, it assumes no risk under these arrangements.

The Company's service fee revenue is dependent upon the operating results of the contracted radiology practices and diagnostic imaging centers. Where state law allows, service fees due under the service agreements for the contracted radiology practices are derived from two distinct revenue streams: (1) a negotiated percentage (typically 20% to 30%) of the adjusted professional revenues as defined in the service agreements; and (2) 100% of the adjusted technical revenues as defined in the service agreements.

In states where the law requires a flat fee structure, Radiologix has negotiated a base service fee, which is equal to the estimated fair market value of the services provided under the service agreements and which is renegotiated each year to equal the fair market value of the services provided under the service agreements. Adjusted professional revenues and adjusted technical revenues are determined by deducting certain contractually agreed-upon expenses (non-physician salaries and benefits, rent, depreciation, insurance, interest and other physician costs) from the contracted radiology practices' revenue. Questar revenues are primarily derived from technical revenues generated from its diagnostic imaging centers.

Severance and Other Related Costs

Based on Financial Accounting Standards Board's Emerging Issues Task Force Issue 94-3, the Company met the criteria to recognize an accrual for severance and other related costs related to severance to be paid to the former chairman and chief executive officer and the recruiting costs for the search of a new chief executive officer. This accrual is included in accounts payable and accrued expenses on the balance sheet. The following table summarizes the expense paid in 2002 and accrued at December 31, 2002 (in thousands):

Balance at January 1, 2002	$ —
Expense	978
Paid	(205)
Balance at December 31, 2002	$ 773

Income Taxes

The Company accounts for income taxes under the liability method which states that deferred taxes are to be determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on the changes to the asset or liability from period to period. Radiologix and its subsidiaries file a consolidated federal tax return.

Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments" requires disclosure about the fair value of certain financial instruments. The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short maturity of these instruments. The fair value of the Company's long-term debt and capital lease obligations was determined by using quoted market prices.

Concentration of Credit Risk

The Company's accounts receivable consist primarily of service fee revenues due from radiology practices and medical service revenues due from patients funded through Medicare, Medicaid, commercial insurance and private payment. The Company estimates that approximately 23%, 25% and 24% of the radiology practices' revenue in 2000, 2001 and 2002, respectively, is funded through the Medicare program. The Company and its contracted radiology practices perform ongoing credit evaluations of their patients and generally do not require collateral. The Company and its contracted radiology practices maintain allowances for potential credit losses.

Stock-Based Awards

On December 31, 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure" ("SFAS No. 148"). SFAS No. 148 provides companies alternative methods of transitioning to Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123") fair value of accounting for stock-based employee compensation and amends certain disclosure requirements. SFAS No. 148 does not mandate fair value accounting for stock-based employee compensation, but does require all companies to meet the disclosure requirements. We do not recognize compensation expense for our stock option grants, which are issued at fair value at the date of grant. At this time, the Company has not determined whether it will adopt fair value accounting for its employee stock options.

The Company currently accounts for its employee stock-based compensation arrangements under the provisions of Accounting Principles Board, "Accounting for Stock Issued to Employees" ("APB No. 25"). The Company accounts for stock-based compensation of non-employees under the provisions of SFAS No. 123. The Company did not have any stock-based compensation to non-employees during 2000, 2001 and 2002. SFAS No. 123 also requires that companies electing to continue to use the intrinsic value method make pro forma disclosure of net income and net income per share as if the fair value method of accounting had been applied. The Company used the Black-Scholes option-pricing model to estimate the fair value of options. The effects of applying SFAS No. 123 during 2000, 2001 and 2002 are as follows (in thousands, except per share amounts):

	2000	2001	2002
Net income:			
As reported	$ 4,333	$13,831	$10,756
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(1,687)	(1,367)	(1,726)
Pro forma	$ 2,646	$12,464	$ 9,030
Earnings per share:			
Basic — as reported	$ 0.22	$ 0.71	$ 0.51
Basic — pro forma	0.14	0.64	0.43
Earnings per share:			
Diluted — as reported	$ 0.22	$ 0.66	$ 0.48
Diluted — pro forma	0.13	0.60	0.41

The fair value of each option grant is estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for grants in 2000, 2001 and 2002, respectively: risk-free interest rate of 5.0, 5.02, and 4.61 percent; expected life of 2.81, 2.81 and 2.81 years; expected volatility of 84.3, 73.8, and 119.4 percent; and dividend yield of zero in 2000, 2001 and 2002, respectively. The weighted-average grant-date fair value of new grants in 2000, 2001 and 2002 was $3.27 per share, $6.21 per share, and $11.56 per share, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Recent Accounting Pronouncements

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145 "Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145"), which is required to be applied in fiscal years beginning after May 15, 2002, with early application encouraged. SFAS No. 145 rescinds Statement of Financial Accounting Standards No. 4 "Reporting Gains and Losses From Extinguishment of Debt". SFAS No. 145 requires any gains or losses on extinguishment of debt that were classified as an extraordinary item in prior periods but do not meet the criteria in APB No. 30 for classification as an extraordinary item shall be reclassified into income from operations. The Company has adopted the provisions of SFAS No. 145. The impact of adopting SFAS No. 145 reduced income from operations by $4.7 million for the year ended December 31, 2001 from reclassifying extraordinary loss on extinguishment of debt (see Note 5).

In July 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"), which is effective for exit or disposal activities initiated after December 31, 2002 with early application encouraged. SFAS No. 146 addresses accounting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The Company does not anticipate a material impact on results of operations or financial position from the adoption of SFAS No. 146.

The Financial Accounting Standards Board in November 2002, issued Financial Accounting Standards Board Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirement for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that the fair value of certain guarantee obligations be recorded at the inception of the guarantee and clarifies disclosures required for guarantee obligations. The initial recognition provision of FIN 45 applies prospectively to guarantees issued or modified after December 31, 2002. The disclosure provisions are effective for financial statements of interim or annual periods ending after December 31, 2002.

3. Acquisitions, Affiliations and Dispositions

In March 2000, Radiologix acquired an imaging center in Osceola, Florida for total consideration of approximately $2.7 million. During 2000, Radiologix continued to complete the development of imaging centers of Questar for total consideration of approximately $5.9 million. Total consideration paid for all other acquisitions and affiliations was approximately $1.5 million.

In November 2001, Radiologix acquired an imaging center in Laurel, Maryland for total consideration of $906,000.

No acquisitions were completed in 2002. During 2002, Questar disposed of two imaging centers. Consideration received for the dispositions was approximately $150,000 and the buyer assumed $1.1 million of capital leases. No material gain was recognized in 2002 as a result of the dispositions.

4. Property and Equipment

Property and equipment consists of the following at December 31, 2001 and 2002 (in thousands):

	Useful Life	2001	2002
Equipment (primarily medical equipment)	5-7 Years	$121,161	$137,234
Leasehold improvements	The lesser of the remaining life of the lease, or 10 Years	28,444	28,747
Buildings	15 Years	3,505	3,505
		153,110	169,486
Less — Accumulated depreciation and amortization		92,771	107,383
Property and equipment, net		$60,339	$62,103

In December 2002, the Company recorded an impairment charge of $2.7 million to write down the value of Questar's long-lived assets (see Note 2).

5. Long-term Debt and Capital Lease Obligations

Long-term debt and capital lease obligations consists of the following at December 31, (in thousands):

	2001	2002
10½% Senior Notes, due December 15, 2008	$160,000	$160,000
8% Convertible Junior Subordinated Note due July 2009	24,205	11,980
Credit Facility	—	—
Note payable to bank and capital lease obligations, various interest rates	12,947	6,249
	197,152	178,229
Less — Current portion of long-term debt	5,464	4,318
Long-term debt, net of current portion	$191,688	$173,911

The maturities of long-term debt, including capital lease obligations are $4.3 million in fiscal 2003, $1.7 million in fiscal 2004, $273,000 in fiscal 2005, no maturities in fiscal 2006 or fiscal 2007 and $172.0 million due in fiscal 2008 and thereafter. Interest of $537,000 has been imputed based on the varying terms of the leases held for the future capital lease obligations.

Senior Notes

In December 2001, the Company terminated its senior credit facility with proceeds from a $160 million senior notes issuance, due December 15, 2008. In connection with the repayment, the Company recorded an expense for the loss incurred on the early extinguishment of its senior credit facility debt in the amount of $4.7 million. The senior notes bear interest at an annual rate of 10½% payable semiannually in arrears on June 15 and December 15 of each year, commencing June 15, 2002. The senior notes are redeemable on or after December 15, 2005 at various redemption prices, plus accrued and unpaid interest to the date of redemption. The senior notes are unsecured obligations which rank senior in right of payment to all of our subordinate indebtedness and equal in right of payment with all other senior indebtedness. The senior notes are unconditionally guaranteed on a senior unsecured basis by certain restricted existing and future subsidiaries.

Credit Facility

In addition to the senior notes issuance in December 2001, the Company entered into a credit facility whereby the Company can borrow up to $35 million. At December 31, 2002, no borrowings were outstanding under the credit facility. Under the credit facility the interest rate is (i) an adjusted LIBOR rate, plus an applicable margin which can vary from 3.0% to 3.5% dependent on certain financial ratios or (ii) the prime rate, plus an applicable margin which can vary from 1.75%to 2.25%. In each case, the applicable margin varies based on financial ratios maintained by the Company. The credit facility includes certain restrictive covenants including prohibitions on the payment of dividends and the maintenance of certain financial ratios (including minimum fixed charge to coverage ratio and maximum leverage ratio, as defined). At December 31, 2002, we were in compliance with these covenants. Borrowings under the credit facility are secured by all service agreements, which the Company is or becomes a party to, a pledge of the stock of the Company's subsidiaries and all of the Company's and its wholly-owned subsidiaries assets.

Convertible Junior Subordinated Note

The Company has a $12.0 million convertible junior subordinated note, which matures July 31, 2009, and bears interest, payable quarterly in cash or payment in kind securities, at an annual rate of 8.0%. If by August 1, 2003 the closing price of Radiologix's common stock has not exceeded $7.52 for 45 of the 60 days of the determination period, the interest rate will be increased to 8.5%.

6. Deferred Revenue

In connection with the amendment of the service agreement in July 2002 with one of the contracted radiology practices, we have recorded deferred revenue of $3.3 million in consideration recognized for the amended agreement, which will be amortized over a 20 year period. In addition, in December 2002 we amended the service agreement of another contracted radiology practice; and we recorded deferred revenue of $4.8 million in consideration recognized for the amended agreement. Beginning January 2003, we will amortize the deferred revenue over approximately a 19-year period.

7. Commitments and Contingencies

Leases

The Company leases office space as well as certain equipment. Future minimum lease payments under these operating leases for fiscal 2003, 2004, 2005, 2006, 2007 and 2008 and thereafter are $19.8 million, $14.3 million, $6.5 million, $4.1 million, $1.9 million, and $5.3 million, respectively. Rent expense for equipment was approximately $19.2 million, $22.7 million and $20.0 million in 2000, 2001 and 2002, respectively.

In December 2001, the Company repurchased some equipment and other equipment previously held under operating leases for approximately $13.9 million.

Litigation

We are not currently subject to any material litigation nor, to our knowledge, is any material litigation threatened against us. All of our current litigation is (i) expected to be covered by liability insurance or (ii) not expected to adversely affect our business. Some risk exists, however, that we could subsequently be named as a defendant in additional lawsuits or that pending litigation could adversely affect us.

8. 401(k) Plan

The Company established a defined contribution plan (the "401(k) plan") in January 1999. Employees are eligible immediately upon date of hire. The 401(k) plan allows for an employer match of contributions made by participants after such participants have completed 1,000 hours of service. With respect to the Company match, a participant vests 20% after two years of service, 40% after three years of service, 60% after four years of service, 80% after five years of service and 100% after six years of service.

The Company makes matching contributions under this plan equal to 50% of each participant's contribution of up to 6% of the participant's compensation. Company contributions to the plan were approximately $770,000 in 2000, $856,000 in 2001 and $1,029,000 in 2002.

9. Stockholders' Equity

Common Stock

During 2001, the Company issued 117,878 shares of its common stock to Saunders Karp & Megrue, L.P. in connection with the proposed merger between the Company and SKM-RD Acquisition Corp. The proposed merger was terminated in April 2001 (See Note 12).

Stock Option Plan

Under the 1996 Stock Option Plan (the "Plan") 4,000,000 options to purchase shares of the Company's common stock may be granted to key directors, employees and other healthcare professionals associated with Radiologix, as defined by the Plan. Options granted under the Plan may be either incentive stock options ("ISO") or nonqualified stock options ("NQSO"). The option price per share under the Plan may not be less than 100% of the fair market value at the grant date for ISO and may not be less than 85% of the fair market value at the grant date for NQSO. All of the options granted under the Plan through December 31, 2002 were at fair market value. Generally, options vest over a five-year period and are exercisable over a ten-year life. As of December 31, 2000, 2001 and 2002, 2,530,455, 2,902,517 and 2,732,710 shares, respectively, were outstanding under the Plan. Since the Plan's inception, the Board of Directors granted options to purchase 30,000 shares of common stock outside the Plan. Compensation expense related to the non-employee portion of these shares is not material. The following table summarizes the combined activity under the Plan and the options granted outside the Plan at December 31 (shares in thousands):

	2000		2001		2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	2,205	$7.41	2,530	$6.60	2,902	$ 6.55
Granted	796	4.14	633	6.21	290	11.56
Exercised	(83)	0.13	(73)	4.46	(399)	2.91
Cancelled	(388)	7.45	(188)	7.07	(60)	8.36
Outstanding, end of year	2,530	$6.60	2,902	$6.55	2,733	$ 7.57
Exercisable, end of year	1,294	$7.17	1,583	$6.99	1,675	$ 7.82

The following table reflects the weighted average exercise price and weighted average contractual life of various exercise price ranges of the 2,732,710 options outstanding as of December 31, 2002 (shares in thousands):

Exercise Price Range	Shares	Weighted Average Exercise Price	Weighted Average Contractual Life (Yrs)
$ 3.15-$ 3.88	456,302	$ 3.72	7.15
$ 3.94-$ 6.00	525,138	$ 5.10	7.40
$ 6.01-$ 8.00	528,695	$ 7.50	7.65
$ 8.75	685,700	$ 8.75	5.39
$11.00-$12.00	466,875	$11.62	6.72
$13.05-$13.10	70,000	$13.06	9.44

10. Service Fee Revenue

Service fee revenue consists of the following for the years ended December 31 (in thousands):

	2000	2001	2002
Professional component	$ 61,061	$ 61,893	$ 54,297
Technical component	185,626	214,757	229,592
	$246,687	$276,650	$283,889

For the years ended December 31, 2000, 2001 and 2002, four of the Company's contracted radiology practices each contributed 10% or more of the Company's service fee revenue as follows (in thousands):

Practice	2000	2001	2002
Advanced Radiology, P.A.	$63,290	$72,323	$76,892
Hudson Valley Radiology Associates, PLLC	27,738	33,205	29,665
The Ide Group, P.C.	30,127	28,164	31,476
Community Radiology Associates, Inc.	25,167	27,909	30,907

The Company also periodically advances funds to the contracted radiology practices at current interest rates. Such advances are due on demand and are repaid through reductions in future physician retention payments and are included in "Due from Affiliates".

11. Income Taxes

Income tax expense in 2000, 2001 and 2002 is composed of the following amounts (in thousands):

	2000	2001	2002
Current income tax expense:			
Federal	$2,970	$7,823	$ 8,897
State and local	656	2,053	1,344
	3,626	9,876	10,241
Deferred income tax benefit:			
Federal	(658)	(519)	(2,686)
State	(68)	(137)	(384)
	(726)	(656)	(3,070)
Income tax expense	$2,900	$9,220	$ 7,171

A reconciliation between reported income tax expense and the amount computed by applying the statutory federal income tax rate of 35% for 2000, 2001 and 2002 is as follows (in thousands):

	2000	2001	2002
Computed at statutory rate	$2,532	$8,068	$6,274
State income taxes, net of Federal tax benefit	427	1,324	845
Other	(59)	(172)	52
Income tax expense	$2,900	$9,220	$7,171

The tax effects of temporary differences that give rise to the deferred income taxes at December 31, 2001 and 2002, are presented below (in thousands):

	2001	2002
Deferred tax assets:		
Start-up costs	$ 420	$ —
Bad debts	3,447	4,518
Deferred revenue	—	3,252
Total deferred tax assets	3,867	7,770
Deferred tax liabilities:		
Cash to accrual adjustments	—	—
Joint venture income	(2,326)	(1,727)
Amortization	(914)	(1,145)
Depreciation	(3,379)	(4,580)
Total deferred tax liabilities	(6,619)	(7,452)
Total net deferred tax liabilities	(2,752)	318
Less: Current deferred tax assets included in other current assets	3,867	4,518
Non-current deferred tax liabilities	$(6,619)	$(4,200)

12. Special Charges and Non-Operating Income

During the third quarter of 2001, the Company recorded $1.0 million in merger related costs. The charge was our share of transaction costs incurred by Saunders Karp & Megrue, L.P. and its affiliates in connection with the proposed merger between Radiologix and SKM-RD Acquisition Corp. The proposed merger was terminated in April 2001. In the fourth quarter of 2000, the Company also incurred a $1.8 million charge for the write-off of transaction costs incurred for the proposed merger.

In the fourth quarter of 2001, the Company recognized $1.3 million of non-operating income as partial consideration for early termination of management services provided at certain imaging sites not owned or operated by the Company.

In the fourth quarter of 2001, upon the successful completion of the senior notes offering, the Company incurred $615,000 in supplemental incentive compensation.

In conjunction with the Senior Notes Offering, the Company incurred an expense of $4.7 million for the early extinguishment of debt in relation to terminating its senior credit facility with the proceeds from its Senior Notes issuance in December 2001.

During the fourth quarter of 2002, the Company recorded a $2.7 million impairment charge on long-lived assets based on a comparison of our estimated fair value to the carrying values of the long-lived assets related to radiology equipment.

In the fourth quarter of 2002, we recorded $978,000 in severance and other related costs. These costs include severance payments to our former chairman and chief executive officer and recruiting costs related to the search for a new chief executive officer. A current independent member of the board of directors was named chairman of the board. In February 2003, a new president and chief executive officer was named. In addition, in February 2003 the former president and chief operating officer resigned from his positions. Severance and other related costs will be incurred in fiscal 2003.

13. Earnings per Share

Basic earnings per share ("EPS") is calculated by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period (including shares to be issued). Options, warrants, and other potentially dilutive securities are excluded from the calculation of basic EPS. Diluted EPS includes the options, warrants, and other potentially dilutive securities that are excluded from basic EPS using the treasury stock method to the extent that these securities are not anti-dilutive. Diluted EPS also includes the effect of the convertible note (see Note 5) using the "if converted" method to the extent the securities are not anti-dilutive. For the year ended December 31, 2002, approximately $750,000 of tax-effected interest savings and 2,036,107 weighted average shares related to the convertible note were included in the computation of dilutive EPS. For the year ended December 31, 2001, approximately $1.1 million of tax-effected interest savings and 2,677,828 weighted average shares related to the convertible note were included in the computation of diluted EPS. For the year ended December 31, 2000, approximately $1.0 million of tax-effected interest savings and 2,318,841 weighted average shares related to the convertible note were not included in the computation of diluted EPS because to do so would be anti-dilutive for the period.

For the years ended December 31, 2000, 2001 and 2002, 313,561, 415,359 and 974,293 shares, respectively, related to stock options were included in diluted EPS.

14. Segment Reporting

The Company reports the results of its operations through four designated regions of the United States: Mid-Atlantic, Northeastern, Central and Western. In addition, the Company reports the results of its operations of the imaging centers of its subsidiary, Questar. The Company's operations in each of the four designated regions are comprised of the ownership and operation of diagnostic imaging centers and the provision of administrative, management and information services to the contracted radiology practices that provide professional interpretation and supervision services in connection with its diagnostic imaging centers and to hospitals and radiology practices with which the Company operates joint ventures. The Company's services leverage our existing infrastructure and improve radiology practice or joint venture profitability, efficiency and effectiveness. The Company has divided the operations into the four regions and Questar only for purposes of the division of internal management responsibilities, but do not focus on each of these regions as a separate product line or make financial decisions as if they were separate product lines. The Questar operations are looked at as a separate group only from the perspective that the imaging centers of Questar do not have the same type of management service agreement with physicians as we have with each of the contracted radiology practices in the four designated regions. In addition, any imaging centers of Questar that are in the same market as the operations of the contracted radiology practices in the four designated regions are not included in the service agreements of the contracted radiology practices.

Operating income as discussed below is defined as service fee revenue less operating expenses. Operating income is commonly used as an analytical indicator within the healthcare industry, and also serves as a measure of leverage capacity and debt service ability. Operating income should not be considered as a measure of financial performance under generally accepted accounting principles, and the items excluded from operating income should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the consolidated financial statements as an indicator or financial performance or liquidity. Because operating income is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, operating income as presented may not be comparable to other similarity titled measures of other companies.

The following is a table, which summarizes the operating results and assets by the five reportable segments (dollars in thousands):

For the Year Ended December 31, 2000

	Mid-Atlantic Region(1)	Northeastern Region(2)	Central Region(3)	Western Region(4)	Questar	Total
Service fee revenue	$96,774	$59,865	$28,680	$28,804	$32,564	$246,687
Operating expenses(5)	65,550	42,104	18,701	21,839	25,091	173,285
Operating income	$31,224	$17,761	$ 9,979	$ 6,965	$ 7,473	$ 73,402
Operating margin	32%	30%	35%	24%	23%	30%
Equity in earnings of investments	$ 2,334	$ —	$ 1,941	$ —	$ —	$ 4,275
Minority interest	(446)	—	(453)	—	(50)	$ (949)
Depreciation and amortization expense	6,645	3,251	1,396	2,557	2,811	$ 16,660
Interest expense	1,571	802	391	670	1,507	$ 4,941
Income before income taxes	24,896	13,708	9,680	3,738	3,105	$ 55,127
Assets	52,766	42,381	22,395	20,191	28,440	$166,173
Purchases of property and equipment	$ 6,499	$ 2,370	$ 811	$ 1,779	$ 622	$ 12,081

For the Year Ended December 31, 2001

	Mid-Atlantic Region(1)	Northeastern Region(2)	Central Region(3)	Western Region(4)	Questar	Total
Service fee revenue	$111,701	$61,369	$34,682	$35,426	$33,472	$276,650
Operating expense(6)	77,212	45,496	22,838	26,232	27,802	199,580
Operating income	$ 34,489	$15,873	$11,844	$ 9,194	$ 5,670	$ 77,070
Operating margin	31%	26%	34%	26%	17%	28%
Equity in earnings of investments	$ 3,651	$ —	$ 1,366	$ —	$ —	$ 5,017
Minority interest	(697)	—	(451)	—	56	(1,092)
Depreciation and amortization expense	6,674	2,977	1,543	2,719	2,629	16,542
Interest expense	1,654	679	381	575	1,093	4,382
Income before income taxes	29,115	12,217	10,835	5,900	2,004	60,071
Assets	61,680	43,795	24,134	22,392	24,048	176,049
Purchases of property and equipment(7)	$ 4,315	$ 2,099	$ 672	$ 45	$ (131)	$ 7,000

For the Year Ended December 31, 2002

	Mid-Atlantic Region(1)	Northeastern Region(2)	Central Region(3)	Western Region(4)	Questar	Total
Service fee revenue	$121,115	$61,141	$35,382	$34,148	$32,103	$283,889
Operating expense(8)	84,233	46,015	23,601	26,241	28,452	208,542
Operating income	$ 36,882	$15,126	$11,781	$ 7,907	$ 3,651	$ 75,347
Operating margin	30%	25%	33%	23%	11%	26%
Equity in earnings of investments	$ 3,547	$ —	$ 1,021	$ —	$ —	$ 4,568
Minority interest	(787)	—	(422)	—	24	(1,185)
Depreciation and amortization expense	8,474	3,543	2,110	3,995	2,556	20,678
Interest expense	2,133	792	531	877	701	5,034
Income before income taxes	29,035	10,791	9,739	3,035	418	53,018
Assets	75,086	39,873	28,176	25,390	15,739	184,264
Purchases of property and equipment	$ 11,776	$ 3,109	$ 3,270	$ 6,963	$ 584	$ 25,702

(1) Includes the Mid-Atlantic Market.

(2) Includes the Finger Lakes and Hudson Valley Markets.

(3) Includes the South Texas, Treasure Coast and Northeast Kansas Markets.

(4) Includes the Bay Area Market.

(5) Operating expense excludes a $13.3 million charge for uncollectible accounts receivable and a charge of $3.7 million for the write-off of a note receivable. See Note 2.

(6) Operating expense excludes a $4.7 million charge for loss on early extinguishment of debt. See Note 5.

(7) Purchases of property and equipment exclude buy out of operating leases for $13.9 million. See Note 7.

(8) Operating expense includes a $2.7 million impairment charge on long-lived assets. See Note 12.

The following table is a reconciliation of the segment income before income taxes to Radiologix's consolidated reported income before income taxes for the year ended December 31 (in thousands):

	2000	2001	2002
Segment income before income taxes	$ 55,127	$ 60,071	$ 53,018
Unallocated amounts:			
Merger related costs	(1,772)	(1,000)	—
Supplemental incentive compensation	—	(615)	—
Severance and other related costs	—	—	(978)
Corporate general and administrative	(10,571)	(13,855)	(14,674)
Corporate other income	—	—	180
Loss on early extinguishment of debt	—	(4,730)	—
Non-operating income	—	1,300	—
Charge for uncollectible accounts receivable	(13,268)	—	—
Charge for write-off of note receivable	(3,732)	—	—
Corporate depreciation and amortization	(5,456)	(6,962)	(5,794)
Corporate interest expense	(13,095)	(11,158)	(13,825)
Consolidated income before income taxes	$ 7,233	$ 23,051	$ 17,927

The following table is a reconciliation of the assets and purchases of property and equipment for the segments to Radiologix's consolidated assets and purchases of property and equipment as of and for the year ended December 31 (in thousands):

	2001*	2002
Assets:		
Segment amounts	$176,049	$184,264
Corporate (including intangible assets)	108,676	111,827
Total assets	$284,725	$296,091
Purchases of Property and Equipment:		
Segment amounts	$ 7,000	$ 25,702
Corporate	184	1,098
Total purchases of property and equipment	$ 7,184	$ 26,800

* Total purchases of property and equipment excludes the buy out of operating leases for $13.9 million. See Note 7.

15. Joint Venture Financial Information

The Company has nine unconsolidated joint ventures with ownership interests ranging from 22% to 50%. These joint ventures represent partnerships with hospitals, health systems or radiology practices and were formed for the purpose of owning and operating diagnostic imaging centers. Professional services at the joint venture diagnostic imaging centers are performed by the contracted radiology practices in such market area or a radiology practice that participates in the joint venture. The following table is a summary of key financial data for these joint ventures as of and for the year ended December 31 (in thousands):

	2000	2001	2002
Current assets	$20,484	$17,005	$18,873
Noncurrent assets	14,887	14,126	14,184
Current liabilities	6,501	4,690	6,263
Noncurrent liabilities	1,616	889	653
Minority interest	4,274	5,017	4,568
Net revenue	42,355	43,118	50,160
Net income	$14,248	$13,307	$12,934

16. Supplemental Guarantor Information

In connection with the senior notes, certain of the Company's subsidiaries ("Subsidiary Guarantors") guaranteed, jointly and severally, the Company's obligation to pay principal and interest on the Senior Notes on a full and unconditional basis.

The following supplemental condensed consolidating financial information presents the balance sheet as of December 31, 2001 and 2002, and the statements of income and cash flows for the years ended December 31, 2000, 2001 and 2002. In the consolidating condensed financial statements, the Subsidiary Guarantors account for their investment in the Non-guarantor Subsidiaries using the equity method.

The Non-guarantor Subsidiaries include Advanced PET Imaging of Maryland, L.P., Lakewood OpenScan MR, LLC, Lexington MR, Ltd., Montgomery Community Magnetic Imaging Center Limited Partnership, Tower OpenScan MRI, and MRI at St. Joseph Medical Center LLC. The Guarantor Subsidiaries include all wholly-owned subsidiaries of Radiologix, Inc. (the "Parent").

CONDENSED CONSOLIDATING BALANCE SHEET
December 31, 2001
(In thousands)

	Parent	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
Assets:					
Cash and cash equivalents	$ 7,670	$ (953)	$ 4,044	$ —	$ 10,761
Accounts receivable, net	—	69,048	2,277	—	71,325
Other current assets	1,713	13,009	(1,182)	—	13,540
Total current assets	9,383	81,104	5,139	—	95,626
Property and equipment, net	1,954	54,571	3,814	—	60,339
Investment in subsidiaries	110,635	—	—	(110,635)	—
Intangible assets, net	—	96,310	1,783	—	98,093
Other assets, net	17,379	13,201	87	—	30,667
	$139,351	$245,186	$10,823	$(110,635)	$284,725
Liabilities and Stockholders' Equity:					
Accounts payable and accrued expenses	$ 5,777	$ 25,612	$ 3,504	$ —	$ 34,893
Current portion of long-term debt	232	4,659	573	—	5,464
Other current liabilities	—	55	—	—	55
Total current liabilities	6,009	30,326	4,077	—	40,412
Long-term debt, net of current portion	184,905	5,964	819	—	191,688
Other noncurrent liabilities	(96,039)	104,168	(1,162)	—	6,967
Minority interests	—	—	1,182	—	1,182
Stockholders' equity	44,476	104,728	5,907	(110,635)	44,476
	$139,351	$245,186	$10,823	$(110,635)	$284,725

RADIOLOGIX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (*Continued*)

CONDENSED CONSOLIDATING BALANCE SHEET
December 31, 2002
(In thousands)

	Parent	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
Assets:					
Cash and cash equivalents	$ 15,775	$ (381)	$ 3,759	$ —	$ 19,153
Accounts receivable, net	—	66,190	3,187	—	69,377
Other current assets	82	13,099	(856)	—	12,325
Total current assets	15,857	78,908	6,090	—	100,855
Property and equipment, net	2,314	56,588	3,201	—	62,103
Investment in subsidiaries	140,667	—	—	(140,667)	—
Intangible assets, net	—	99,091	1,570	—	100,661
Other assets, net	17,120	15,318	34	—	32,472
	$175,958	$249,905	$10,895	$(140,667)	$296,091
Liabilities and Stockholders' Equity:					
Accounts payable and accrued expenses	$ 7,490	$ 26,380	$ 1,759	$ —	$ 35,629
Current portion of long-term debt	13	3,681	624	—	4,318
Other current liabilities	—	458	—	—	458
Total current liabilities	7,503	30,519	2,383	—	40,405
Long-term debt, net of current portion	171,567	1,090	1,254	—	173,911
Other noncurrent liabilities	(71,479)	86,445	(2,898)	—	12,068
Minority interests	—	—	1,340	—	1,340
Stockholders' equity	68,367	131,851	8,816	(140,667)	68,367
	$179,958	$249,905	$10,895	$(140,667)	$296,091

RADIOLOGIX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING STATEMENT OF INCOME
For the Year Ended December 31, 2000
(In thousands)

	Parent	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
Service Fee Revenue	$ —	$230,988	$15,699	$ —	$246,687
Costs and expenses:					
Salaries and benefits	—	64,370	2,197	—	66,567
Field supplies	—	12,378	887	—	13,265
Field rent and lease expense	—	28,260	1,931	—	30,191
Other field expenses	—	40,763	5,108	—	45,871
Bad debt expense	—	34,389	—	—	34,389
Merger related costs	1,772	—	—	—	1,772
Corporate general and administrative	10,571	—	—	—	10,571
Depreciation and amortization	1,806	19,498	814	—	22,118
Interest expense, net	13,095	4,833	108	—	18,036
Total costs and expenses	27,244	204,491	11,045	—	242,780
Income (loss) before income taxes, minority interest in consolidated subsidiaries and equity in earnings of investments	(27,244)	26,497	4,654	—	3,907
Equity in earnings of investments	—	4,274	—	—	4,274
Minority interests in consolidated subsidiaries	—	—	(948)	—	(948)
Income (loss) before income taxes	(27,244)	30,771	3,706	—	7,233
Income tax expense (benefit)	(10,891)	12,309	1,482	—	2,900
Net income (loss)	$(16,353)	$ 18,462	$ 2,224	$ —	$ 4,333

CONDENSED CONSOLIDATING STATEMENT OF INCOME
For the Year Ended December 31, 2001
(In thousands)

	Parent	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
Service Fee Revenue	$ —	$256,227	$20,423	$ —	$276,650
Costs and expenses:					
Salaries and benefits	—	73,127	2,540	—	75,667
Field supplies	—	15,238	1,276	—	16,514
Field rent and lease expense	—	32,043	2,335	—	34,378
Other field expenses	—	41,349	5,990	—	47,339
Bad debt expense	—	24,145	1,537	—	25,682
Merger related costs	1,000	—	—	—	1,000
Supplemental incentive compensation	615	—	—	—	615
Corporate general and administrative	13,855	—	—	—	13,855
Loss on early extinguishment of debt	4,730	—	—	—	4,730
Depreciation and amortization	2,938	19,795	771	—	23,504
Interest expense, net	11,158	4,235	147	—	15,540
Total costs and expenses	34,296	209,932	14,596	—	258,824
Income (loss) before income taxes, minority interest in consolidated subsidiaries and equity in earnings of investments	(34,296)	46,295	5,827	—	17,826
Equity in earnings of investments	—	5,017	—	—	5,017
Non-operating income	1,300	—	—	—	1,300
Minority interests in consolidated subsidiaries	—	—	(1,092)	—	(1,092)
Income (loss) before income taxes	(32,996)	51,312	4,735	—	23,051
Income tax expense (benefit)	(13,199)	20,525	1,894	—	9,220
Net income (loss)	$(19,797)	$ 30,787	$ 2,841	$ —	$ 13,831

RADIOLOGIX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING STATEMENT OF INCOME
For the Year Ended December 31, 2002
(In thousands)

	Parent	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
Service Fee Revenue	$ —	$262,432	$21,457	$ —	$283,889
Costs and expenses:					
Salaries and benefits	—	81,014	2,972	—	83,986
Field supplies	—	16,380	1,113	—	17,493
Field rent and lease expense	—	30,833	2,034	—	32,867
Other field expenses	(180)	40,559	6,548	—	46,927
Bad debt expense	—	22,877	1,513	—	24,390
Severance and other related costs	978	—	—	—	978
Corporate general and administrative	14,674	—	—	—	14,674
Impairment charge on long-lived assets	—	2,700	—	—	2,700
Depreciation and amortization	2,827	22,636	1,009	—	26,472
Interest expense, net	13,826	4,797	235	—	18,858
Total costs and expenses	32,125	221,796	15,424	—	269,345
Income (loss) before income taxes, minority interest in consolidated subsidiaries and equity in earnings of investments	(32,125)	40,636	6,033	—	14,544
Equity in earnings of investments	—	4,568	—	—	4,568
Non-operating income	—	—	—	—	—
Minority interests in consolidated subsidiaries	—	—	(1,185)	—	(1,185)
Income (loss) before income taxes	(32,125)	45,204	4,848	—	17,927
Income tax expense (benefit)	(12,850)	18,082	1,939	—	7,171
Net income (loss)	$(19,275)	$ 27,122	$ 2,909	$ —	$ 10,756

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2000
(In thousands)

	Parent	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$(14,537)	$23,268	$ 4,594	$ —	$ 13,325
CASH FLOWS FROM INVESTING ACTIVITIES:					
Purchases of property and equipment	(731)	(11,983)	(1,288)	—	(14,002)
Cash paid for acquisitions	—	(10,125)	—	—	(10,125)
Joint ventures	—	1,211	—	—	1,211
Other items	(4,773)	5,257	(628)	—	(144)
Net cash used in investing activities	(5,504)	(15,640)	(1,916)	—	(23,060)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Proceeds from issuance of long-term debt, net	15,694	(6,286)	180	—	9,588
Due to/from parent/subsidiaries	5,522	(2,756)	(2,766)	—	—
Other items	—	(556)	21	—	(535)
Net cash provided by (used in) financing activities	21,216	(9,598)	(2,565)	—	9,053
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,175	(1,970)	113	—	(682)
CASH AND CASH EQUIVALENTS, beginning of period	(234)	2,161	2,375	—	4,302
CASH AND CASH EQUIVALENTS, end of period	$ 941	$ 191	$ 2,488	$ —	$ 3,620

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001
(In thousands)

	Parent	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$ (3,145)	$ 35,448	$ 8,713	$ —	$ 41,016
CASH FLOWS FROM INVESTING ACTIVITIES:					
Purchases of property and equipment	(1,699)	(3,755)	(1,730)	—	(7,184)
Buy out of operating leases	—	(13,910)	—	—	(13,910)
Cash paid for acquisitions	—	(906)	—	—	(906)
Joint ventures	—	3,951	—	—	3,951
Other items	293	(316)	(1,032)	—	(1,055)
Net cash used in investing activities	(1,406)	(14,936)	(2,762)	—	(19,104)
CASH FLOWS FROM FINANCING ACTIVITIES:					—
Proceeds from issuance of long-term debt, net	6,943	(7,513)	(719)	—	(1,289)
Due to/from parent/subsidiaries	20,811	(17,116)	(3,695)	—	—
Other items	(16,474)	2,973	19	—	(13,482)
Net cash provided by (used in) financing activities	11,280	(21,656)	(4,395)	—	(14,771)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,729	(1,144)	1,556	—	7,141
CASH AND CASH EQUIVALENTS, beginning of period	941	191	2,488	—	3,620
CASH AND CASH EQUIVALENTS, end of period	$ 7,670	$ (953)	$ 4,044	$ —	$ 10,761

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002
(In thousands)

	Parent	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$(10,981)	$ 54,387	$ 2,122	$ —	$ 45,528
CASH FLOWS FROM INVESTING ACTIVITIES:					
Purchases of property and equipment	(3,187)	(23,217)	(396)	—	(26,800)
Cash paid for acquisitions	—	—	—	—	—
Joint ventures	—	1,943	—	—	1,943
Other items	(3,988)	(1,614)	(761)	—	(6,363)
Net cash used in investing activities	(7,175)	(22,888)	(1,157)	—	(31,220)
CASH FLOWS FROM FINANCING ACTIVITIES:					—
Proceeds from issuance of long-term debt, net	(4,069)	(2,948)	486	—	(6,531)
Due to/from parent/subsidiaries	27,007	(25,249)	(1,758)	—	—
Other items	3,323	(2,730)	22	—	615
Net cash provided by (used in) financing activities	26,261	(30,927)	(1,250)	—	(5,916)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,105	572	(285)	—	8,392
CASH AND CASH EQUIVALENTS, beginning of period	7,670	(953)	4,044	—	10,761
CASH AND CASH EQUIVALENTS, end of period	$ 15,775	$ (381)	$ 3,759	$ —	$ 19,153

17. Unaudited Quarterly Financial Data

The following table presents unaudited quarterly operating results for each of Radiologix's last eight fiscal quarters. Radiologix believes that all necessary adjustments have been included in the amounts stated below to present fairly the quarterly results when read in conjunction with the consolidated financial statements. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full year or predictive of future periods (in thousands, except per share data).

	2001 Quarter Ended				2002 Quarter Ended			
	Mar. 31	June 30	Sept. 30(a)	Dec. 31(b)	Mar. 31	June 30	Sept. 30	Dec. 31(c)
Service fee revenue	$65,911	$68,236	$69,175	$73,328	$72,722	$73,359	$71,275	$66,533
Income (loss) before income taxes	5,830	6,586	6,305	4,730	7,381	7,954	5,319	(2,737)
Net income (loss)	$ 3,498	$ 3,952	$ 3,782	$ 2,599	$ 4,429	$ 4,772	$ 3,191	$(1,636)
Net Income (Loss) Per Share:								
Basic	$ 0.18	$ 0.20	$ 0.19	$ 0.13	$ 0.22	$ 0.23	$ 0.15	$ (0.08)
Diluted	$ 0.17	$ 0.19	$ 0.18	$ 0.12	$ 0.20	$ 0.21	$ 0.14	$ (0.08)

(a) Net income for the quarter ended September 30, 2001 includes $600,000 net of tax benefit in merger related costs. See Note 12 to consolidated financial statements.

(b) Net income for the quarter ended December 31, 2001 includes $369,000 net of tax benefit in supplemental incentive compensation in connection with our senior notes offering and $780,000 net of tax of non-operating income as partial consideration for early termination of management services provided at certain imaging sites not owned or operated by Radiologix. In addition, net income for the quarter ended December 31, 2001 includes a $2.8 million net of tax benefit loss on early extinguishment of debt. See Notes 5 and 12 to consolidated financial statements.

(c) Net income for the quarter ended December 31, 2002 includes $587,000, net of tax benefit in severance and other related costs and a $1.6 million net of tax benefit impairment charge on long-lived assets. See Notes 2 and 12 to consolidated financial statements.

Item 9. *Changes in and Disagreements with the Accountants on Accounting and Financial Disclosure*

Ernst & Young LLP served as the Company's independent auditors for 2002.

From the Company's inception through 2001, Arthur Andersen LLP served as the Company's independent public accountants. As a result of the uncertain future of this firm resulting from its indictment by the United States Department of Justice following the bankruptcy of Enron Corp., Radiologix released it from future service to the Company effective April 22, 2002. Arthur Andersen LLP's report on the Company's financial statements never contained an adverse opinion or disclaimer of opinion, nor was it ever qualified or modified as to uncertainty, audit scope, or accounting principles. Radiologix and Arthur Andersen LLP never had any disagreement on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. The Company's Audit Committee recommended and approved the decision to release Arthur Andersen LLP.

PART III

Item 10. *Directors and Executive Officers of the Registrant*

The information required by Items 401 and 405 of Regulation S-K is contained under the caption "Directors and Executive Officers" in the registrant's proxy statement for the 2003 annual meeting of stockholders and is incorporated here by reference.

Item 11. *Executive Compensation*

The information required by Item 402 of Regulation S-K is contained under the caption "Executive Compensation" in the registrant's proxy statement for the 2003 annual meeting of stockholders and is incorporated here by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The following table presents certain information as of December 31, 2002 regarding compensation plans under which Radiologix common stock is authorized for issuance.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders	2,732,710	$7.57	1,267,290
Equity compensation plans not approved by security holders	—	—	—
Total	2,732,710	$7.57	1,267,290

The information required by Item 403 of Regulation S-K is contained under the caption "Security Ownership of Certain Beneficial Owners and Management" in Radiologix's proxy statement for the 2003 annual meeting of its stockholders and is incorporated here by reference.

Item 13. *Certain Relationships and Related Transactions*

The information required by Item 404 of Regulation S-K is contained under the caption "Certain Transactions" in the registrant's proxy statement for the 2003 annual meeting of stockholders and is incorporated here by reference.

Item 14. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures. Based on their evaluation as of a date within 90 days of the filing date of this Annual Report on Form 10-K, the Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-14 (c) and 15d-14 (c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Changes in Internal Controls. There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation. There were no significant deficiencies or material weaknesses, and therefore there were no corrective actions taken.

PART IV

Item 15. *Exhibits, Financial Statement Schedules and Reports on Form 8-K*

(a) *Documents filed as part of this report*

1. The list of financial statements and financial statement schedules filed as part of this report is incorporated here by reference to Item 8. Financial Statements and Supplementary Data, "Index to Consolidated Financial Statements."

2. Schedule II, Valuation and Qualifying Accounts for the years ended December 31, 2000, 2001 and 2002 is included herewith.

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

3. The list of exhibits filed as part of this report is incorporated by reference to the Index to Exhibits at the end of this report.

(b) *Reports on Form 8-K*

The registrant did not file any Current Reports on Form 8-K during the last quarter of 2002.

SIGNATURE PAGE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Act of 1934, Radiologix has duly caused this Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, on March 27, 2003.

RADIOLOGIX, INC.

By: /s/ STEPHEN D. LINEHAN
Stephen D. Linehan
President and Chief Executive Officer

POWER OF ATTORNEY

Each individual whose signature appears below constitutes and appoints Stephen D. Linehan and Paul M. Jolas, and each of them, such person's true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for such person and in such person's name, place, and stead, in any and all capacities, to sign any and all amendments to this Form 10-K, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Act of 1934, this Form 10-K has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ STEPHEN D. LINEHAN Stephen D. Linehan	Chief Executive Officer, President and Director (Principal Executive Officer)	March 27, 2003
/s/ SAMI S. ABBASI Sami S. Abbasi	Chief Financial Officer and Executive Vice President (Principal Accounting Officer)	March 27, 2003
/s/ MARVIN S. CALDWELL Marvin S. Caldwell	Chairman of the Board and Director	March 27, 2003
/s/ PAUL D. FARRELL Paul D. Farrell	Director	March 27, 2003
/s/ JOSEPH C. MELLO Joseph C. Mello	Director	March 27, 2003
/s/ DERACE L. SCHAFFER, M.D. Derace L. Schaffer, M.D.	Director	March 27, 2003
/s/ MICHAEL L. SHERMAN, M.D. Michael L. Sherman, M.D.	Director	March 27, 2003

CERTIFICATION OF
CHIEF EXECUTIVE OFFICER

I, Stephen D. Linehan, certify that:

1. I have reviewed this annual report on Form 10-K of Radiologix, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By: /s/ STEPHEN D. LINEHAN

Stephen D. Linehan
Chief Executive Officer and President

Date: March 27, 2003

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Sami S. Abbasi, certify that:

1. I have reviewed this annual report on Form 10-K of Radiologix, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By: /s/ SAMI S. ABBASI

Sami S. Abbasi
Executive Vice President and
Chief Financial Officer

Date: March 27, 2003

SCHEDULE II
RADIOLOGIX, INC.

VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended December 31, 2000, 2001 and 2002

Description	Balance at Beginning of Period	Provision	Other	Writeoffs	Balance at End of Period
		(Dollars in thousands)			
ALLOWANCE FOR BAD DEBTS					
For the Year Ended December 31, 2000	$26,976	$34,389	—	$(23,264)	$38,101
For the Year Ended December 31, 2001	$38,101	$25,682	—	$(39,664)	$24,119
For the Year Ended December 31, 2002	$24,119	$24,390	—	$(25,047)	$23,462

INDEX TO EXHIBITS

Exhibit Number	Description
3.1	Restated Certificate of Incorporation of American Physician Partners, Inc.***
3.2	Amended and Restated Bylaws of American Physician Partners, Inc.***
3.3	Amendment to Restated Certificate of Incorporation of American Physician Partners, Inc. (Incorporated by reference to Exhibit 3.3 to the registrant's Form 10-Q for the quarter ended June 30, 1999).
3.4	Amendment to Restated Bylaws of American Physician Partners, Inc. (Incorporated by reference to Exhibit 3.4 to the registrant's Form 10-Q for the quarter ended June 30, 1999).
4.1	Form of certificate evidencing ownership of Common Stock of American Physician Partners, Inc.**
4.2	Securities Purchase Agreement dated as of August 3, 1999 by and between American Physician Partners, Inc. and BT Capital Partners SBIC, L.P.@ (see Exhibit 4.1 thereof).
4.3	Convertible Junior Subordinated Promissory Note dated August 1, 1999 issued to BT Capital Partners SBIC, L.P.@ (see Exhibit 4.2 thereof).
4.4	Indenture dated as of December 12, 2001, among Radiologix, Inc., as Issuer, its subsidiaries identified in the Indenture, as Guarantors, and U.S. Bank, N.A., as Trustee, with respect to $160 Million 10½% Senior Notes due December 15, 2008. (Incorporated by reference to the registrant's report on Form 10-K for the year ended December 31, 2001)
4.5	Registration Rights Agreement dated December 12, 2001, among Radiologix, Inc., as Issuer, its subsidiaries identified in the Registration Rights Agreement, as Guarantors, and Jefferies & Company, Inc. and Deutsche Banc Alex. Brown Inc., as Initial Purchasers, with respect to $160 Million 10½% Senior Notes due December 15, 2008. (Incorporated by referenced to the registrant's report on Form 10-K for the year ended December 31, 2001).
10.1[M]	American Physician Partners, Inc. 1996 Stock Option Plan.**
10.2	Amended and Restated Credit Agreement dated December 12, 2001, among Radiologix, Inc., as Borrower, the Signatory Lenders, and General Electric Capital Corporation, as Agent and Lender. (Incorporated by referenced to the registrant's report on Form 10-K for the year ended December 31, 2001).
10.3[M]	Employment Agreement between American Physician Partners, Inc. and Mark S. Martin.**
10.4[M]	Employment Agreement between American Physician Partners, Inc. and Paul M. Jolas.**
10.5[M]	Form of Indemnification Agreement for certain Directors and Officers.***
10.6	Amended and Restated Service Agreement among Radiologix, Inc., Advanced Imaging Partners, Inc., and Advanced Radiology, P.A., dated as of July 1, 2002. (Incorporated by referenced to the same numbered exhibit to the registrant's report on Form 10-Q for the quarter ended June 30, 2002).
10.7	Amended and Restated Service Agreement among Radiologix, Inc., Ide Imaging Partners, Inc., and The Ide Group, P.C., dated as of July 1, 2002. (Incorporated by referenced to the same numbered exhibit to the registrant's report on Form 10-Q for the quarter ended June 30, 2002).
10.8	Service Agreement dated November 26, 1997, by and among American Physician Partners, Inc., M & S X-Ray Associates, P.A. and M&S Imaging Associates, P.A.**
10.9	Amended and Restated Service Agreement among Radiologix, Inc., Mid Rockland Imaging Partners, Inc., and Hudson Valley Radiology Associates, P.L.L.C., dated as of July 1, 2002. (Incorporated by referenced to the same numbered exhibit to the registrant's report on Form 10-Q for the quarter ended June 30, 2002).
10.10	Service Agreement dated November, by and among American Physician Partners, Inc., Advanced Imaging of Orange County, P.C. and The Greater Rockland Radiological Group, P.C.**
10.11	Service Agreement dated November 26, 1997, by and among American Physician Partners, Inc., Central Imaging Associates, P.C. and The Greater Rockland Radiological Group, P.C.**

Exhibit Number	Description
10.12	Service Agreement dated November 26, 1997, by and among American Physician Partners, Inc., Nyack Magnetic Resonance Imaging, P.C. and The Greater Rockland Radiological Group, P.C.**
10.13	Service Agreement dated November 26, 1997, by and among American Physician Partners, Inc., Pelham Imaging Associates, P.C. and The Greater Rockland Radiological Group, P.C.**
10.14	Service Agreement dated November 26, 1997, by and among American Physician Partners, Inc., Women's Imaging Consultants, P.C. and The Greater Rockland Radiological Group, P.C.**
10.15	Amended and Restated Service Agreement among Radiologix, Inc., Radiology and Nuclear Medicine Partners, Inc., and Radiology and Nuclear Medicine, L.L.C., dated as of July 1, 2002. (Incorporated by referenced to the same numbered exhibit to the registrant's report on Form 10-Q for the quarter ended June 30, 2002).
10.16	Service Agreement dated November 26, 1997, by and among American Physician Partners, Inc., APPI-Valley Radiology, Inc. and Valley Radiology Medical Associates, Inc.**
10.17	Service Agreement dated January 1, 1998, by and among American Physician Partners, Inc., Community Imaging Partners, Inc., Community Radiology Associates, Inc. and Drs. Korsower and Pion Radiology, P.A. (Incorporated by reference to Exhibit 10.37 to the registrant's Form 10-Q for the quarter ended March 31, 1998).
10.18	Service Agreement dated April 1, 1998, by and among American Physician Partners, Inc., Treasure Coast Imaging Partners, Inc. and Radiology Imaging Associates — Basilico, Gallagher & Raffa, M.D., P.A. (Incorporated by reference to Exhibit 10.38 to the registrant's Form 10-Q for the quarter ended June 30, 1998).
10.19[M]	Employment Agreement between American Physician Partners, Inc. and Mark L. Wagar. (Incorporated by reference to Exhibit 10.40 to the registrant's Form 10-Q for the quarter ended June 30, 1998).
10.20	Service Agreement dated September 1, 1998, by and among American Physician Partners, Inc., WB&A Imaging Partners, Inc. and WB&A Imaging, P.C. (Incorporated by reference to Exhibit 10.41 to the registrant's Form 10-Q for the quarter ended September 30, 1998).
10.21	Office Building Lease Agreement between The Equitable-Nissei Dallas Company and Fibreboard Corporation. (Incorporated by reference to Exhibit 10.42 to the registrant's Form 10-Q for the quarter ended September 30, 1998).
10.22[M]	First Amendment to Employment Agreement between American Physician Partners, Inc. and Mark L. Wagar.+
10.23[M]	First Amendment to Employment Agreement between American Physician Partners, Inc. and Mark S. Martin.+
10.24[M]	First Amendment to Employment Agreement between American Physician Partners, Inc. and Paul M. Jolas.+
10.25[M]	Amendment No. 1 to American Physician Partners, Inc. 1996 Stock Option Plan. (Incorporated by reference to Exhibit 10.48 to the registrant's Form 10-Q for the quarter ended June 30, 1999).
10.26[M]	Amendment No. 2 of Employment Agreement between Radiologix, Inc. and Mark S. Martin. (Incorporated by reference to Exhibit 10.49 to the registrant's Form 10-Q for the quarter ended March 31, 2000).
10.27[M]	Amendment No. 2 of Employment Agreement between Radiologix, Inc. and Mark L. Wagar.#
10.28[M]	Amendment No. 3 of Employment Agreement between Radiologix, Inc. and Mark S. Martin.#
10.29[M]	Amendment No. 2 of Employment Agreement between Radiologix, Inc. and Paul M. Jolas.#
10.30[M]	Resignation Agreement and Release dated December 4, 2002, between Radiologix, Inc. and Mark L. Wagar.*
10.31[M]	Consulting Agreement dated December 4, 2002, between Radiologix, Inc. and Mark L. Wagar.*
10.32	Assignment and Assumption Agreement dated March 2001, by and between Fibreboard Corporation and Radiologix, Inc. (Incorporated by reference to the Registrant's Registration Statement No. 333-45790 on Form S-4).

Exhibit Number	Description
10.33[M]	Employment Agreement between Radiologix, Inc. and Sami S. Abbasi dated as of December 13, 2000 (Incorporated by reference to the Registrant's Registration Statement No. 333-45790 on Form S-4).
10.34[M]	Amendment No. 3 of Employment Agreement between Radiologix, Inc. and Paul M. Jolas. (Incorporated by reference to the Registrant's Registration Statement No. 333-45790 on Form S-4).
10.35	Service Agreement dated November 26, 1997, by and among American Physician Partners, Inc., APPI-Pacific Imaging Inc. and PIC Medical Group, Inc.**
10.36[M]	Amendment Number 3 to Employment Agreement between Radiologix, Inc. and Mark L. Wagar dated as of February 11, 2002. (Incorporated by reference to the same numbered exhibit to the registrant's report on Form 10-Q for the quarter ended March 31, 2002.)
10.37[M]	Amendment Number 4 to Employment Agreement between Radiologix, Inc. and Mark S. Martin dated as of February 11, 2002. (Incorporated by reference to the same numbered exhibit to the registrant's report on Form 10-Q for the quarter ended March 31, 2002.)
10.38[M]	Amendment Number 1 to Employment Agreement between Radiologix, Inc. and Sami S. Abbasi dated as of February 11, 2002. (Incorporated by reference to the same numbered exhibit to the registrant's report on Form 10-Q for the quarter ended March 31, 2002.)
10.39[M]	Amendment Number 4 to Employment Agreement between Radiologix, Inc. and Paul M. Jolas dated as of February 11, 2002. (Incorporated by reference to the same numbered exhibit to the registrant's report on Form 10-Q for the quarter ended March 31, 2002.)
10.40[M]	Employment Agreement dated February 6, 2003, between Radiologix, Inc and Stephen D. Linehan.*
21.1	Subsidiaries.*
23.1	Consent of Ernst & Young LLP.*
24.1	Power of Attorney (contained on the signature page of this Form 10-K).*
99.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of Stephen D. Linehan.*
99.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of Sami S. Abbasi.*

* Filed herewith.

[M] Management contract or compensatory plan.

** Incorporated by reference to Exhibits 4.1, 10.1, 10.3 and 10.5 through 10.19, respectively, to the registrant's Registration Statement No. 333-31611 on Form S-4.

*** Incorporated by reference to the corresponding Exhibit number to the registrant's Registration Statement No. 333-30205 on Form S-1.

+ Incorporated by reference to Exhibits 10.44, 10.45 and 10.47, respectively, to the registrant's Form 10-Q for the quarter ended March 31, 1999.

@ Incorporated by reference to Exhibits 2.1, 4.1 and 4.2, respectively, to the Registrant's Form 8-K filed on August 3, 1999.

\# Incorporated by reference to Exhibits 10.50, 10.51 and 10.52 to the Registrant's Form 10-Q for the quarter ended June 30, 2000.

CORPORATE INFORMATION

BOARD OF DIRECTORS:

Marvin S. Cadwell
Chairman of the Board
Radiologix, Inc.

Paul D. Farrell, CFA
Principal
Pequot Capital Management, Inc.
A research-intensive investment firm.

Stephen D. Linehan
President and Chief Executive Officer
Radiologix, Inc.

Joseph C. Mello
Chief Operating Officer
Davita Inc.
A Provider of dialysis services.

Derace L. Schaffer, M.D.
Director
The IDE Group, P.C.

Michael L. Sherman, M.D.
Chairman of the Board
Advanced Radiology, P.A.

EXECUTIVE OFFICERS:

Stephen D. Linehan
President and Chief Executive Officer

Sami S. Abbasi
Executive Vice President and
Chief Financial Officer

Paul M. Jolas
Executive Vice President,
General Counsel and Secretary

CORPORATE OFFICES:

3600 JP Morgan Chase Tower
2200 Ross Avenue
Dallas, TX 75201-2776
Telephone: 214.303.2776
Facsimile: 214.303.2777
www.radiologix.com

COMMON STOCK:

Radiologix, Inc. common stock is listed on the American Stock Exchange.
Ticker symbol: RGX

TRANSFER AGENT AND REGISTRAR:

Mellon Investor Services
Dallas, Texas

INVESTOR RELATIONS INFORMATION:

Information about the Company may be obtained by contacting Corporate Communications.
Telephone: 214.303.2702
Facsimile: 214.303.2777
E-mail: paul.streiber@radiologix.com

FORM 10-K:

The Company's Form 10-K Annual Report for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission, is included herein. Additional copies of the Annual Report may be obtained without charge upon request by writing, telephoning, faxing or e-mailing Corporate Communications at the Company's corporate offices, attention Paul R. Streiber.

ANNUAL MEETING:

The annual meeting of stockholders is scheduled to be held Tuesday, June 10, 2003, at 8:00 AM at:
The Petroleum Club
3900 JP Morgan Chase Tower
2200 Ross Avenue
Dallas, Texas 75201-2776

RADIOLOGIX®

3600 JP MORGAN CHASE TOWER 2200 ROSS AVENUE DALLAS, TEXAS 75201-2776 MAIN: 214.303.2776 FAX: 214.303.2777 www.radiologix.com